UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Banco Santander (Brasil) S.A. and Controlled Companies Performance Review – March 31, 2011

We present herein the Performance Review and Individual and Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander) related to the financial period ending March 31, 2011, prepared in accordance with accounting practices set by Brazilian Corporate Law and the standards of the National Monetary Council (CMN), the Central Bank of Brazil (Bacen) and document template provided in the Accounting National Financial System Institutions (Cosif) and the CVM, that does not conflict with the rules of Bacen, by the National Council of Private Insurance (CNSP) and the Superintendence of Private Insurance (Susep) when applicable. These consolidated financial statements are available at the website www.santander.com.br\ri

The consolidated financial statements based on international accounting standards issued by the International Accounting Standards Board (IASB) for the period ended March 31, 2011 were disclosed simultaneously, at the website www.santander.com.br/ir. The reconciliation of the Shareholders' Equity and Net Income of the Consolidated are presented in note 36.

· Macroeconomic Environment

Recent data indicates some loss of strength in economic growth. In the fourth quarter of 2010, Brazil’s GDP grew 5.0% over the same period in 2009, but lower than the 6.7% registered in the third quarter, led by the services sector on the supply side and by family consumption on the demand side. However, this lower growth was partly due to the growth in imports. Domestic demand remains strong, up 7.1% year over year (8.2% in the third quarter), thanks to the strong growth in income, employment and credit availability.

Overall inflation increased in the beginning of 2011, largely pressured by food products, due to the global increase in food prices, followed by services. IPCA, the main consumer price index, rose 6.3% in the twelve months ended in February, higher than the 4.5% target established by the monetary authorities. In the same period, wholesale agricultural prices rose 27.6%, well above the 8.9% increase in industrial prices, reflecting the trend in the international commodities markets. In a scenario of inflationary pressure, the market expects inflation to remain above the target, with IPCA for 2011 and 2012 estimated at 6% and 4.9%, respectively. In response to the worsening inflation scenario, the Monetary Policy Committee (Copom) continued to raise the benchmark Selic rate - at its meeting in April, it the Selic by 25 basis points from 11,75% in March to 12% p.a.

Trade balance continues positive in the beginning of 2011, with a surplus of US$21.7 billion in the twelve months ended in February. The strong hike in commodities prices has benefited exports, especially of basic products, which grew 59% in the first two months of the year compared to the same period in 2010. Semi-finished products, partly influenced by commodities, increased 31%. These gains have been sufficient to offset the growth in imports, driven by strong domestic demand, which not only boosts the purchase of consumer goods but also of capital goods and raw materials (growth of 41%, 33% and 25% in January and February, respectively).

The trend of the trade balance contrasts the increasing deficit in the services sector, caused by the remittances of profits and dividends, which maintained the current account deficit relatively steady at around US$49 billion in 12 months (2.3% of GDP). This net remittance outflow was more than sufficiently financed by the strong inflow of foreign investments, both direct (US$55.7 billion) and portfolio investments (US$66.6 billion), which helped keep the foreign exchange rate practically stable at R$1.67/US$.

Total credit in Brazil’s National Financial System continued to grow in the beginning of 2011, registering a 21.0% growth in February 2011 over February 2010 and remaining close to the December and January levels. Earmarked credit, especially from BNDES, remained the leading credit source; however, mortgages too have been registering strong growth rates. In the 12 months ended February, the share of earmarked credit increased 25.4%, whereas the volume of non-earmarked credit increased 17.8%, led by loans to individuals, which increased 19.8%, surpassing the volume of loans to companies (15.9%) in the period. As a result, the credit/GDP ratio reached 46.5%. However, the macroprudential measures adopted by the Bacen in the beginning of December 2010 aims to reduced fresh lending, which will curtail the growth of credit supply in the next months.

The growth in household debt has not significantly changed the commitment of the monthly income to pay amortizations and interest, thanks to the simultaneous increase in incomes, despite the slight reduction in payment terms and the increase in interest rates for the borrower at the beginning of the year. The combination of these factors maintained the default rate stable till February, at 3.6% for companies and 5.8% for individuals.

In general, the solid domestic demand and health of the financial system remain fundamental for sustaining Brazil’s growth despite the uncertainties surrounding the global economic recovery. The continuation of the country’s positive macroeconomic fundamentals should play a key role in ensuring the sustainability of this economic growth cycle.

· Performance

1. Net Income

Banco Santander concluded the exercise ended March 31, 2011 with net income of R$ 1,013 million, compared to R$1,015 million in exercise 2010, including amortization expense of goodwill of R$814 million and R$811 million in the respective exercises. Excluding the impact of the amortization of goodwill and the results of disposal of other assets in 2010, the profit increase was 11%, reaching R$1,827 in the quarter of 2011 and R$1,648 million compared with the same period in 2010.

The result on loans and leasing operations grew 16.3% in first quarter of 2011 compared to the previous year.

The allowance for loan losses, net of revenues with recoveries of credits charged-off in the period ended March 31, 2011 is R$2,142 million and R$2,119 milion in the same period of 2010, the expense increased 1,1%.

Administrative expenses excluding the effects of goodwill amortization increased 10% in first quarter 2011 compared to 2010, while other administrative expenses increased 9%,and personnel costs increased 13% both on-years. The evolution is a result of the effort to expand the network of branches and sales teams of the Small and Medium Entities (SME) segment.

2. Assets and Liabilities

Total consolidated assets reached R$401,753 million for the exercise ended March 31, 2011, compared to R$342,767 million for the period ended March 2010.

In December, 2011, the total assets are represented primarily by the credit portfolio amounting to: R$169,911 million; securities and derivative financial instruments, primarily by federal securities, in the amount of R$ 92,802 million, and interbank investments of R$21,001 million. In March 2010, these amounts corresponded to R$144,124 million; R$74,017 million and R$22,919 million, respectively. Provisions for loan losses represented 5.7% of the loan portfolio in March 2011, compared to 6.5% in March 2010.

In the exercise ended March 31, 2011, Banco Santander has a total of R$ 1,829 million of securities classified as held to maturity and has	the financial capacity and intent to hold them till maturity.

Credit Portfolio

	Santander Consolidated			Var.%
In millions of Brazilian reais				mar-11 vs.	mar-11 vs.
	Mar/11	Dez/10	Mar/10	dez-10	mar-10
Corporate	85,075	84,199	73,857	1.0%	15.2%
Individuals	80,133	76,294	65,224	5.0%	22.9%
Payroll Loans	10,200	9,600	8,160	6.3%	25.0%
Credit Cards	10,758	10,760	8,357	0.0%	28.7%
Real Estate Loans	7,109	6,698	5,365	6.1%	32.5%
Financing and Vehicles Lease	26,431	26,149	24,569	1.1%	7.6%
Personal Credit/Other	25,635	23,087	18,773	11.0%	36.6%
Agricultural	4,703	4,886	5,043	-3.7%	-6.7%
Total	169,911	165,379	144,124	2.7%	17.9%

The credit portfolio reached R$169,911 million at March 31, 2011, an increase of 17.9% compared to March, 2010. In the exercise of 2011, the highlights were real estate loans,	credit cards, personal credit and payroll loans, with a growth of 32.5%, 28.7%, 36.6% and 25%, respectively.

Deposits

	Santander Consolidated			Var.%
In millions of Brazilian reais				mar-11 vs.	mar-11 vs.
	Mar/11	Dez/10	Mar/10	dez-10	mar-10

Demand Deposits	14,901	15,827	13,329	-5.9%	11.8%
Saving Deposits	30,195	30,303	25,781	-0.4%	17.1%
Interbank Deposits	2,084	2,002	912	4.1%	128.5%
Time Deposits	71,653	68,914	66,900	4.0%	7.1%
Others Deposits	851	433	401	96.5%	112.2%
Total	119,684	117,479	107,323	1.9%	11.5%

Deposits totaled R$119,684 million at March 31, 2011 an increase of 11.5% compared with March 2010.	In the exercise of 2011, the highlight was the growth of 11.8% of demand deposits and 17.1% of savings deposits.

3. Shareholders’ Equity

Banco Santander consolidated shareholders’ equity R$65,167 million in the exercise ended March 2011 compared to R$64,851 million in the previous exercise of 2010.

The evolution of shareholders’ equity is due to income and the adjustment to fair value -securities and derivative financial instruments amounting to R$97 million, partially reduced by the interest on capital proposal of R$ 600 million (R$ 510 million net of taxes) approved by the Executive’s Board in March 2011 equivalent to R$1.43656022 per lot of one thousand (1,000) common shares, R$1.58021625 per lot of one thousand (1,000) preferred shares and R$158.02162460 per lot of one thousand (1,000) Units, which, after deducting the withholding income tax (“IRRF”), pursuant to law, resulted in the net amount of

R$1.22107619 per lot of one thousand (1,000) common shares, R$1.34318381 per lot of one thousand (1,000) preferred shares and R$134.31838091 per lot of one thousand (1,000) Units, except for shareholders exempt from said tax. The amount of interest on capital approved will be totally input into the mandatory dividends to be distributed by Santander for the year of 2011 and will be paid in a determined date.

Banco Santander regulatory capital is measured based on the Basel II Standardized Approach and considers: (a) Credit Risks –capital requirement portion for exposed assets and credit commitments, both weighted by a risk factor, considering the risk of mitigation through the use of guarantees; (b) Market risks – capital requirement portions for exposures related to the fluctuations in foreign currency interest rates, price indices, and interest rates; the prices of commodities and shares classified in the trading portfolio; and interest rates not classified in the trading portfolio; and (c) Operational risks – requirement of a specific capital portion.

The Basel II ratio, which is calculated in a consolidated manner and reached 22.7%, less goodwill in minimum regulatory capital, as required by the international rule.

Banco Santander, according to Circular 3,477/2009, disclosed information relating to risk management and Regulatory Capital (PRE). A report with further details of the structure and methodology will be disclosed in the legal deadline, at the website www.santander.com.br\ir.

· Recent Events

Launch of The Esso Santander Credit Card

On January 17, 2011, Banco Santander announced to the market that, in partnership with Cosan Combustíveis e Lubrificantes, a subsidiary of Cosan S.A. Indústria e Comércio and holder of the right to use the Esso and Mobil brands in Brazil, launched the Esso Santander credit card in the first quarter of 2011 to leverage its credit card business through alliances.

Acquisition of Santander Spain’s Credit Portfolio

On February 21, 2011, Banco Santander’s Board of Directors approved the acquisition, through its Cayman branch, of Santander Spain’s credit portfolio, consisting of trade and export financing agreements with Brazilian clients or their overseas branches, up to the limit of US$1,085 million.

It was acquired in the first quarter of 2011 US$877 million regarding to contracts of this portfolio.

Sale of Santander Seguros

At a meeting held on February 21, 2011, Banco Santander’s Board of Directors approved the main terms and conditions for the sale of all the shares issued by its wholly-owned subsidiary, Santander Seguros, to a holding company headquartered in Spain (“Holding”), initially to be held directly or indirectly by its controlling shareholder, Banco Santander S.A. ("Santander Spain") ("Transaction").

The Transaction is part of the strategic alliance between Santander Spain and Zurich Financial Services Ltd. ("Zurich"), involving the acquisition, by the Holding, of all the property and casualty and life insurance and private pension companies of the Santander Spain in Argentina, Brazil, Chile, Mexico and Uruguay. Once the Transaction is concluded and/or the Holding acquires the other assets referred hereto, Santander Spain will sell fifty-one percent (51%) of the Holding's capital to Zurich. Santander Seguros’ core business is all types of insurance for individuals, savings funds and private pension plans. It is the majority shareholder of Santander Brasil Seguros S.A. (“Santander Brasil Seguros” and, jointly with Santander Seguros, “Insurers”), whose core business is all types of property damage insurance.

The completion of the Transaction is subject to compliance with certain conditions precedent that are typical of similar transactions, including the negotiation and execution of definite agreements and obtaining the relevant regulatory approvals. It is expected that the transaction will be completed by the end of 2011.

As part of the Transaction, the Insurers will enter into distribution agreements with Banco Santander for at least 25 years, according to which the Insurers will have exclusive access during the term of the agreements, to Banco Santander’s distribution channels through its branch network, except for auto insurance which are not included in the Transaction. As per the agreements, Banco Santander will receive remuneration equivalent to the amount currently received.

The Transaction aims to drive and strengthen Banco Santander operations in the insurance market by offering a wider range of products, covering clients that are currently not served by insurers, and leveraging Banco Santander distribution capacity, among others.

Santander Capitalização S.A. (“Capitalização”) is not included in the Transaction and will remain under Santander control and will be split from Santander Seguros through a partial spin-off at an opportune moment. Santander Brasil will continue to sell insurance through Santander S.A. - Serviços Técnicos, Administrativos and Corretagem de Seguros.

As a result of the Transaction, Banco Santander will receive R$3,167 million on the agreement date, based on third-parties report which is subject to adjustments, including reductions due to the partial spin-off of Capitalização, to be recorded in book value.

Santander Seguros is a wholly-owned subsidiary of Banco Santander and hence the purchase and sale that is the object of the Transaction will entitle Banco Santander shareholders to preemptive rights, pursuant toarticle 253 of Law 6,404/76. Said preemptive rights will be offered to Banco Santander shareholders at an opportune moment.

Strategy

Banco Santander aims to be Brazil’s largest multiple-service bank in creating value for shareholders, besides being the best bank in client and employee satisfaction, as well as in brand recognition and attractiveness.

With significant scale for growth in Brazil, Banco Santander also wants to be recognized for its relations with diverse stakeholders in both the retail and wholesale segments. For this, it encourages sustainable business through a complete portfolio of products that meet the needs of diverse client profiles.

By placing sustainability at the core of its business model, Santander invests in a more solid, close and long-term relationship with its strategic audience, showing that it is prepared to enter new markets, respond to fresh demands and stay abreast of the changes in the contemporary world.

The disciplined capital management, the control and management of risks, the geographical diversification, the cutting-edge technology that translates into greater efficiency, and the focus on retail are a few of the pillars sustaining Santander’s strategy and which differentiate its Business Model.

The integration process between the Banco Real and Banco Santander was concluded in the first quarter of 2011. The final of this process allowed BancoSantander perform some changes in administrative structure and governance in order to expedite decision making and enable the Bank to maintain its focus on growth faster and solid. In this sense, Santander has held a number of actions aiming to increase turnover, such as the business of Santander Adquirência, directed the segment of small and medium enterprises, and partnerships in various segments of credit, such cards and mortgages as well in insurance business.

· Integration

Important stages of the integration process were concluded and allow the implementation of new products, services and functionalities added to our clients' daily routine, always with the objective of bringing together the best of each bank.

In February, was migrated all individual accounts and operations and most retail corporate clients from Banco Real to the integrated systems platform. We completed the process in March with the migration of the remaining retail corporate clients and large corporations (Wholesale).

The implementation of this last phase marked the completion of the integration between Banco Real and Banco Santander. Clients now have at their disposal a wide range of products and services common to all. The core objective of this huge project was to continuously improve the standard of attendance and the level of service provided to clients.

· Main Subsidiaries

As of March 31, 2011, Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing) reported total assets of R$52,131 million, a lease and other credits portfolio of R$8,767 million, and stockholders' equity of R$10,101 million. Net income for the period was R$212 million.

As of March 31, 2011, Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré C.F.I.) reached R$29,675 million in total assets, R$17,644 million in credit operation and other credits portfolio and R$1,017 million of stockholder´s equity. Net income for the period was R$75 million.

As of March 31, 2011, Santander Seguros S.A. (Santander Seguros) reported total assets of R$23,625 million and stockholders' equity of R$2,449 million and technical reserve for insurance, pension plan and capitalization transactions of R$20,649. Net income for the period was R$94 million.

As of March 31, 2011, Santander CCVM reported total assets of R$659 million and stockholde rs' equity of R$217 million. Net income for the year of 2010 was R$14 million.

As of March 31, 2011, Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (Santander Brasil Asset) reported to tal assets of R$186 million, stockholders' equity of R$136 million, and net income for the period was R$17 million. The total amount under management reached R$115,395 million.

· Rating Agencies

Banco Santander is rated by the main international agencies and the ratings assigned in the table below reflect its operating performance and the quality of its management. The table below presetns the risk ratings given by the three main global rating agencies:

Banco Santander		LongTerm		ShortTerm
	Support 2	Rating	Outlook	Rating	Outlook
	National	AAA
	Scale	(BRA)	Stable	F1+ (BRA)	Stable
Local
	Currency	A-	Stable	F2	Stable
Fitch	Foreign
Ratings	Currency	BBB+	Stable	F2	Stable
National
	Scale	brAAA	Stable	brA-1	Stable
Local
	Currency	BBB-	Stable	A-3	Stable
Standard	Foreign
& Poor’s	Currency	BBB-	Stable	A-3	Stable
National
	Scale	Aaa.br	Stable	Br-1	Stable
Local
	Currency	A2	Stable	P-1	Stable
Foreign
Moody’s	Currency	Baa3	Stable	P-3	Stable

· Corporate Governance

In the first quarter of 2011, Banco Santander made progress in the implementation of its corporate governance practices through the creation of advisory committees to the Board of Directors: the Risk Committee, with the task of reviewing and monitoring the implementation of the policies and methodologies regarding capital allocation and risk management, including the establishment of exposure limits to diverse risks such as market, credit, liquidity, legal, image and operational risks; and the Corporate Governance, Ethics and Sustainability Committee, whose task is to propose, monitor and validate the processes and policies to strengthen the company’s management based on transparency, as well as respect and promotion of sustainable development through discussion of issues related to ethics, sustainability and corporate governance practices, in order to add value to all the stakeholders of the Banco Santander.

These new committees aim to add to the Audit, Appointment and Remuneration committee already installed.

On March 18, 2011, Mrs. Maria Elena Cardoso Figueira was appointed as coordinator and financial specialist of the Audit Committee, together with Messrs. Celso Clemente Giacometti and Sergio Darcy da Silva Alves, all of them for a fresh one-year term.

The Board of Directors’ Meeting held on March 24, 2011 was approved the Disclosure Policy for Risk Management and Adjusted Shareholders’ Equity, in order to provide information on process, methodologies and controls in place for managing the organization's risks, regulatory capital (adjusted shareholders’ equity) and capital adequacy.

The bank also introduced a new way of communicating with its shareholders – the Manual for Participation in Annual Shareholders’ Meetings, which provides all the information necessary for shareholders and investors to take informed and reliable decisions. This manual was created to encourage the participation of our shareholders at the Annual and Extraordinary Shareholders’ Meetings were held on April 26, 2011 and underlines Banco Santander commitment to transparency and respect to all shareholders.

In the first quarter of 2011, Banco Santander has received a GAMMA Score 7 (Governance, Accountability, Management Metrics and Analysis), assigned by Standard & Poor’s Governance Services, in a scale that range from 0 to 10. The Standard & Poor’s report attests the relative strength of Banco Santander corporate governance practices, as well as points that negatively affect the GAMMA Score, this is available at the website www.santander.com.br\ir.

Pursuant to the rules of Level 2 of the Commodities, Securities and Futures Exchange (BM&FBovespa), Banco Santander is committed to arbitration by the Market Arbitration Chamber, as per the Arbitration Clause in its Bylaws. The complete description of BMF&Bovespa's Level 2 corporate governance requirements is available at www.santander.com.br/ri in the ‘Corporate Governance’ section.

· Risk Management

1. Corporate Governance of the Risk Function

Banco Santander´s risk committee structure is based on the highest management standards, built upon prudence and client knowledge.. Its main responsibilities are:

  Integrate and adapt the risk functions in Banco Santander, the strategy, the arrangements for the risk tolerance level, accordingly to existing corporate standards.
  Approve proposals limits and policies for clients or portfolios (retail and wholesale banking.
  Decide on general themes related to Market Risk.
  Know the recommendations periodically made by the regulators/supervision authority, as well as the observations from the Internal and Independent.
  Ensure that the Banco Santander operates in accordance with the level of risk tolerance, approved by the Executive Committee and the Board of Directors, and that it is aligned with the policies of the Santander Group.
   Authorize the use of management tools and local risk model and acknowledge the result in internal validation processes.

The risk function at Banco Santander is performed through an Executive Risk Unit, which is independent from the business areas, and reports directly to the President of Banco Santander and the Chief Risk Officer of Banco Santander.

Further details of the structure, methodologies and risk management control systems are provided by the report, available on the website www.santander.com.br.

2. Credit Risk

The role of Credit and Market Risk function is to develop policies and strategies for managing risk in accordance with the risk appetite set by the Executive Committee and delegated by the Board of Directors. In addition, is responsible for the monitoring and control systems used in the management of credit and market risks. These systems and processes are used in identifying, measuring, controlling the risk exposure on individual transactions or those grouped by similarity.

The risk management is segmented by specialization to attend the specific caracteristics of the clients, and its management is grouped between individual clients and groups of clients with similar characteristics.

3. Market Risk

Market risk is the exposure to risks such as interest rates, exchange rates, prices of goods, prices in the stock market and others according to the type of product, volume of operations, term and conditions of the agreement and underlying volatility. Practices are used in market risk management that include measuring and monitoring of the use of limits previously set by internal committees, the risk value of the portfolios, of the sensitivities to fluctuations in interest rates, foreign exchange exposure, the liquidity gaps, among others. This allows the monitoring of risks that may affect the positions of the bank portfolios in the various markets it serves.

Banco Santander operates according to global policies, within Banco Santander risk tolerance level, aligned with the objectives in Brazil and in the world. With this purpose, it has developed its own Risk Management model, according to the following principles:

  Functional independence;
  Executive capacity sustained by knowledge and proximity with the client;
  Global and far-reaching of the function (different types of risk);
  Collective decision-making, which evaluate a variety of possible scenarios and do not compromise the results with individual decision, including Brazil Executive Risk Committee (Comitê Executivo de Riscos Brasil), which delimits and approves the operations and the Asset and Liabilities Committee, which responds for the capital management and structural risks, including country-risk, liquidity and interest rates;
  Management and improvement of the equation risk/return; and
  Advanced methodologies for risk management, such as Value at Risk –VaR (historical simulation of 520 days with a confidence level of 99% and time horizon of one day), scenarios, financial margin sensibility, book value and contingency plan.

The Market Risks structure is part of the Vice Presidency of Credit and Market Risks, an independent area that aligns risk policies taking into consideration the local and global corporate definitions.

4. Operational Risks, Internal Controls and Sarbanes-Oxley Law

Banco Santander´s corporative areas, responsible for Technologic and Operational Risk Management and Internal Controls - SOX, are subordinate to different vice presidents, with structure, procedure, methodologies, tools and specific internal model guarantying through, managerial models, an adequate identification, capture, assessment, control, monitoring, mitigation and loss events reduction. In addition, management and prevention of operational, technological and business continuity plan risks, besides the improvement of the internal control model, are in accordance with the determinations of, New

Basel Accord - BIS II, and Sarbanes-Oxley requirements. Banco Santander also comply with the guidelines set out by Banco Santander España, which are based on the COSO -Committee of Sponsoring Organizations of the Treadway Commission – Enterprise Risk Management – Integrated Framework.

The procedures developed and adopted are intended to put and maintain Banco Santander among the financial institutions recognized as the entities with the best practices for the management of operational risks, contributing to continuously improve the reputation, soundness and reliability in the local and international markets.

Senior management is an acting party, aligned with the function’s mission, by recognizing, participating and sharing responsibility for the continuous improvement of this culture and framework of the management risk operational and technology and the internal control system, in order to ensure the fulfilment of defined objectives and goals, as well as the security and quality of the products and services provided.

In compliance with Bacen Circular 3,383/2008, the Board of Directors of Banco Santander have opted for the Alternative Standardized Approach (ASA) to calculate the regulatory capital ratio required for operational risk.

To comply with 2010 Sarbanes-Oxley section 404 requirements, an environmental and internal control efficiency revision has been conducted and completed in February 2011, and no material issues were identified.

· People

For Banco Santander to be the country’s best and most efficient bank, its employees must be a part of it and work together in building its growth.

With the goal of being the best company to work for in the country’s financial segment, Banco Santander continuously invests to ensure that the human factor is effectively involved in all that happens inside and outside the Bank.

Banco Santander believes that a satisfied individual is a satisfied professional and hence invests and encourages more than 54 thousand professionals through a wide range of programs, of which the following are notable in 2011:

  Engagement Program: aimed to creat conditions to increase engagement, it involves year-long surveys, development of plans for Banco Santander and for individual areas, and an Engagement Committee to monitor the progress.
  International Mobility Programs: global programs that stimulate interchange between countries as an important means of personal and professional development.
  National and International MBA Programs: are programs to prepare and develop professionals in their careers.
  Youth: “Caminhos e Escolhas” (Ways and Choices) The portal is an interactive and innovative relationship environment for understanding and experimenting activities that provide a better knowledge and understanding of the career options.
  Development: Banco Santander provides training and development programs for all professionals to make them capable of translating the Banco Santander Model and instill it in their daily functions.
  Career: actions that focus on aiding the manager and the employee in reflecting on development and feedback, besides providing assistance to activities and tools for career discussions.
  Quality of Life: a program involving actions related to health, social life, work relations and family coexistence, in addition to a complete Personal Support Program.
  Valuing of Diversity: Banco Santander encourages discussion and debate on the theme of diversity in order to promote quality relations among all populations, as well as inclusion and respectful development.

People management is aligned with a global model of development, exchange of knowledge and collaboration, whose differentials are the strategies for attracting, training and retaining talent. With policies and processes that stimulate human and professional development, Banco Santander is well prepared for the challenge of sustaining the growth of its business.

· Sustainable Development

In March, Santander launched two insurance products: Proteção Vida Mulher (for women) and Proteção Vida Homem (for men). Clients contracting these products contribute to the research programs of the “Instituto Se Toque”, (a research institute on breast cancer). 10% of the first insurance premium is allocated to programs to educate and raise women’s awareness on the prevention of breast, uterine and ovarian cancer.

The bank’s initiatives to support communities affected by natural disasters were another highlight in the beginning of 2011. To aid the families and friends of people affected by the earthquake and tsunami in Japan, Santander has waived the exchange fee for individual checking account holders on all payments sent to Japan over the next six months.

To help clients affected by heavy rainfall in the hillside region of Rio de Janeiro, Santander renegotiated the loans to companies and speeded up the insurance indemnification process for the people affected by mudslides. It also renegotiated interest rates and mapped the clients interested in BNDES loans for the region, approving loans for 27 companies. It also entered into an agreement with the Department of Social Welfare and Human Rights of the State of Rio de Janeiro to refurbish and/or rebuild public education buildings. These works will use the funds donated by the Bank, as well as its employees and clients.

The Santander’s Annual Report, which consolidates the bank’s financial, social and environmental results in 2010. The report will be available to the public in May at the company's website www.santander.com.br/ir.

· Corporate Restructuring

The corporate restructuring here mentioned were implemented, which represent steps in the process of consolidating the investments of Banco Santander in Brazil, with a consequent strengthening of its operational structure and organizational unification of their activities.

  Merger of the Real Corretora de Seguros S.A. (Real Corretora) by Santander S.A. – Serviços Técnicos, Administrativos e de Corretagem de Seguros S.A. (Santander Corretora) on October 29, 2010, with the demise of Real Corretora, with a version of net assets for Santander Corretora.
  Cancellation of Registration of Company Encouraged (Cancellation of Registration) before CVM, Agropecuária Tapirapé S.A. (Tapirapé) which was approved Extraordinary General Meeting held on 31 August 2010, and merger of Agropecuaria Tapirapé by Santander CHP S.A on February 28, 2011.
  Merger of Santander S.A. – Corretora de Câmbio e Títulos (Santander CCT) by Santander CCVM on March 31, 2010, which is being ratified by Bacen.
  Merger of Santander Brasil Arrendamento Mercantil S.A. by Santander Leasing, on November 30, 2009, which is being ratified by Bacen.
  Merger of ABN AMRO Arrendamento Mercantil S.A. by Santander Leasing, on September 30, 2009, ratified by Bacen on November 30, 2009.
  Merger of Santander Asset Management Distribuidora de Títulos e Valores Mobiliários Ltda. by Santander Brasil Asset on November 30, 2009, which is being ratified by Bacen.
  Merger of ABN Amro Brasil Dois Participações S.A. and Real Seguros Vida e Previdência S.A. by Santander Seguros on September 30, 2009. The merger was approved by Susep on December 21, 2010.
  Partial spin-off of ABN AMRO Real Corretora de Câmbio e Valores Mobiliários S.A., with transfer of the net assets to Santander CCT as well the change of its denomination to Santander CCVM on September 30, 2009, still being ratified by Bacen.

  Merger of Santander Brasil S.A. Corretora de Títulos e Valores Mobiliários by Santander CCT on September 30, 2009, which is being ratified by Bacen.
  Merger of Real Capitalização S.A. by Santander Capitalização S.A., on September 30, 2009, ratified by Susep on January 15, 2010.
  Merger of Banco Comercial Investimentos em Participações S.A. (BCIS) and ABN AMRO Administradora de Cartões de Crédito Ltda. (AA Cartões) by Banco Santander on August 31, 2009, is being ratified by Bacen.
  Full spin-off of Santander Investimentos em Participações S.A. (Santander Participações) with the transfer of its equity to Banco Santander and Santander Advisory Services S.A. (Advisory) on August 31, 2009. This process is under ratification by Bacen.
  Merger of shares of Santander Seguros, BCIS and Santander Brasil Asset into stockholder’s equity of Banco Santander on August 14, 2009, which were transformed into wholly-owned subsidiaries of Banco Santander (merging company and the stockholders’ equity of Banco Santander was increased in the amount of R$2,471 The incorporations were ratified by Bacen on September 28, 2009 and by SUSEP on December 14, 2010.
  Merger of ABN AMRO Brasil Participações e Investimentos S.A. and AA Cartões, on May 29, 2009.
  Merger of Banco Real by Banco Santander on April 30, 2009, being ratified by Bacen.
  Merger of Sudameris Distribuidora de Títulos e Valores Mobiliários S.A. by Banco Real on April 30, 2009, ratified by Bacen on August 13, 2009.

· Other Information

It is part of Banco Santander´s policy to restrict the services provided by the independent auditors, so as to preserve the auditor’s independence and objectivity, in accordance with Brazilian and international standards. In compliance with CVM Instruction 381/2003, we hereby inform that during the fiscal year of 2011, there hasn´t been any contract for non-audit services from Deloitte Touche Tohmatsu Auditores, which cumulatively represent more than five percent of the related overall consideration.

São Paulo, April 28, 2011

The Board of Directors
The Executive

(Adopted at the Meeting of the Board of 26/04/2011).

Deloitte Touche Tohmatsu Rua José Guerra, 127 04719-030 - São Paulo - SP Brasil Tel.: +55 (11) 5186-1000 Fax: +55 (11) 5181-2911 www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders and Management of

Banco Santander (Brasil) S.A.

São Paulo, SP

Introduction

We have reviewed the individual and consolidated balance sheets of Banco Santander (Brasil) S.A. as of March 31, 2011 and the related statements of income, changes in equity and cash flows for the three-month period then ended, including a summary of significant accounting policies and other explanatory notes. Management is responsible for the preparation and fair presentation of this interim financial information in accordance with accounting practices adopted in Brazil applicable to entities authorized to operate by Banco Central do Brasil - BACEN. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim individual and consolidated financial information do not present fairly, in all material respects, the financial position of Banco Santander (Brasil) S.A. as of March 31, 2011, and its financial performance and its cash flows for the three-month period then ended  in accordance with accounting practices adopted in Brazil applicable to entities authorized to operate by Banco Central do Brasil - BACEN.

Other Matters

Interim Statements of Value Added

We have also reviewed the interim individual and consolidated statements of value added (DVA) for the three-month period ended March 31, 2011, the presentation of which is required by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of interim financial information and considered supplemental information by accounting practices adopted in Brazil applicable to entities authorized to operate by Banco Central do Brasil - BACEN, which do not require the presentation of DVA. These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they are fairly presented, in all material respects, in relation to the interim individual and consolidated financial statements taken as a whole.

The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, April 26, 2011

/s/ DELOITTE TOUCHE TOHMATSU	/s/ Gilberto Bizerra de Souza
DELOITTE TOUCHE TOHMATSU	Gilberto Bizerra de Souza
Auditores Independentes	Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARY COMPANIES
BALANCE SHEETS AT MARCH 31, 2011 AND DECEMBER 31, 2010
In thousands of Brazilian Reais - R$, unless otherwise stated

			Bank		Consolidated
	Note	March 31, 2011	December 31, 2010	March 31, 2011	December 31, 2010

Current Assets		203,579,960	195,243,147	230,737,889	220,866,161
Cash	4	4,096,280	4,375,077	4,100,306	4,376,128
Interbank Investments	5	30,852,299	31,655,506	19,953,868	20,354,570
Money Market Investments		15,022,795	13,229,837	15,022,795	13,229,837
Interbank Deposits		13,773,734	14,147,122	2,875,303	2,846,186
Foreign Currency Investments		2,055,770	4,278,547	2,055,770	4,278,547
Securities and Derivative Financial Instrument	6	30,151,253	26,158,635	49,059,585	45,209,301
Own Portfolio		12,643,806	13,563,844	14,322,281	14,806,542
Subject to Resale Commitments		11,593,286	9,642,805	8,431,602	6,603,414
Derivative Financial Instruments		2,113,495	1,808,719	2,098,810	1,792,388
Linked to Central Bank of Brazil		1,281,795	777,707	1,281,795	777,707
Linked to Guarantees		2,518,871	365,560	22,925,097	21,229,250
Interbank Accounts	7	41,398,564	38,998,435	43,905,815	41,432,531
Payments and Receipts Pending Settlement		1,327,500	8,395	1,327,500	8,395
Restricted Deposits:
Central Bank of Brazil		40,045,994	38,966,991	42,553,245	41,401,087
National Housing System		992	2,059	992	2,059
Correspondents		24,078	20,990	24,078	20,990
Interbranch Accounts		37,344	1,751	37,344	1,773
Third-party Funds in Transit		107	1,751	107	1,751
Internal Transfers of Funds		37,237	-	37,237	22
Lending Operations	8	54,824,096	56,639,642	63,026,482	64,314,933
Public Sector		73,467	73,472	73,467	73,472
Private Sector		56,326,957	57,880,579	64,740,774	65,752,634
(Allowance for Loan Losses)	8.f	(1,576,328)	(1,314,409)	(1,787,759)	(1,511,173)
Leasing Operations	8	143,764	159,530	4,554,454	4,868,143
Public Sector		-	-	3,200	2,999
Private Sector		153,684	175,067	4,746,738	5,063,396
(Allowance for Doubtful Lease Receivables)	8.f	(9,920)	(15,537)	(195,484)	(198,252)
Other Receivables		41,826,139	36,905,962	44,943,935	39,334,982
Receivables for Guarantees Honored		1,268	1,264	1,268	1,264
Foreign Exchange Portfolio	9	25,558,695	20,055,172	25,558,695	20,055,172
Income Receivable		406,973	832,179	321,994	364,921
Trading Account	10	517,482	645,952	714,877	869,675
Tax Credits	11	4,794,400	4,925,931	5,886,119	5,925,408
Other	12	10,660,429	10,558,752	12,601,038	12,257,215
(Allowance for Losses on Other Receivables)	8.f	(113,108)	(113,288)	(140,056)	(138,673)
Other Assets		250,221	348,609	1,156,100	973,800
Other Assets	13	106,647	108,495	108,668	110,580
(Allowance for Valuation)	13	(96,962)	(98,811)	(98,862)	(100,734)
Prepaid Expenses		240,536	338,925	1,146,294	963,954

Long-Term Assets		162,323,321	155,227,016	143,842,245	138,438,532
Interbank Investments	5	11,680,292	9,703,277	1,046,843	703,409
Interbank Deposits		11,357,890	9,373,447	724,441	373,579
Foreign Currency Investments		322,602	330,030	322,602	330,030
(Allowance for Losses)		(200)	(200)	(200)	(200)
Securities and Derivative Financial Instrument	6	69,503,479	70,025,053	43,742,176	44,687,644
Own Portfolio		7,648,756	7,195,826	7,710,604	7,101,955
Subject to Resale Commitments		49,970,625	48,079,904	22,255,781	20,749,823
Derivative Financial Instruments		3,005,955	3,208,409	3,003,621	3,205,211
Linked to Central Bank of Brazil		5,366,991	6,481,649	5,382,388	6,481,649
Privatization Certificates		1,985	1,943	1,985	1,943
Linked to Guarantees		3,509,167	5,057,322	5,387,797	7,147,063
Interbank Accounts	7	188,240	185,069	188,240	185,069
Restricted Deposits:
National Housing System		188,240	185,069	188,240	185,069
Lending Operations	8	66,090,303	60,650,568	76,082,857	69,716,682
Public Sector		138,399	144,225	138,399	144,225
Private Sector		72,533,422	66,443,788	82,877,483	75,810,934
(Allowance for Loan Losses)	8.f	(6,581,518)	(5,937,445)	(6,933,025)	(6,238,477)
Leasing Operations	8	141,244	173,546	4,703,504	5,300,498
Public Sector		-	-	6,020	5,968
Private Sector		158,570	206,465	5,026,226	5,670,268
(Allowance for Doubtful Lease Receivables)	8.f	(17,326)	(32,919)	(328,742)	(375,738)
Other Receivables		14,616,937	14,461,069	17,906,489	17,713,704
Receivables for Guarantees Honored		7,674	8,854	7,674	8,854
Foreign Exchange Portfolio	9	635,115	134,569	635,115	134,569
Income Receivable		53,171	56,785	53,171	56,785
Tax Credits	11	6,001,725	6,404,427	7,540,495	8,021,982
Other	12	8,183,340	8,083,732	9,969,970	9,753,645
(Allowance for Losses on Other Receivables)	8.f	(264,088)	(227,298)	(299,936)	(262,131)
Other Assets		102,826	28,434	172,136	131,526
Temporary Investments		8,061	8,061	8,069	8,069
(Allowance for Losses)		(1,765)	(1,765)	(1,773)	(1,773)
Prepaid Expenses		96,530	22,138	165,840	125,230

Permanent Assets		43,191,908	45,901,696	27,173,023	27,907,462
Investments		17,063,810	19,068,672	88,844	85,660
Investments in Affiliates and Subsidiaries:	15	17,018,836	19,022,918	26,557	22,325
Domestic		16,929,313	18,931,334	26,557	22,325
Foreign		89,523	91,584	-	-
Other Investments		85,777	86,763	99,996	101,045
(Allowance for Losses)		(40,803)	(41,009)	(37,709)	(37,710)
Fixed Assets	16	4,467,143	4,406,494	4,495,830	4,430,886
Real Estate		2,140,717	2,140,716	2,144,951	2,144,951
Other		5,733,659	5,577,194	5,791,737	5,630,059
(Accumulated Depreciation)		(3,407,233)	(3,311,416)	(3,440,858)	(3,344,124)
Intangibles	17	21,660,955	22,426,530	22,588,349	23,390,916
Goodwill		26,858,274	26,810,539	27,978,485	27,930,750
Intangible Assets		5,558,525	5,562,684	5,693,926	5,695,109
(Accumulated Amortization)		(10,755,844)	(9,946,693)	(11,084,062)	(10,234,943)
Total Assets		409,095,189	396,371,859	401,753,157	387,212,155

Current Liabilities		221,693,898	220,371,078	217,782,866	215,489,542
Deposits	18.a	97,641,745	100,474,701	71,007,326	73,554,666
Demand Deposits		15,194,519	16,107,511	14,901,121	15,826,628
Savings Deposits		30,194,987	30,303,463	30,194,987	30,303,463
Interbank Deposits		27,932,010	28,203,487	1,511,414	1,569,858
Time Deposits		23,469,562	25,427,580	23,549,137	25,422,057
Other Deposits		850,667	432,660	850,667	432,660
Money Market Funding	18.b	51,247,267	52,982,982	48,863,139	50,812,609
Own Portfolio		41,967,472	42,331,029	39,583,344	40,253,151
Third Parties		3,509,998	4,064,067	3,509,998	3,971,572
Linked to Trading Portfolio Operations		5,769,797	6,587,886	5,769,797	6,587,886
Funds from Acceptance and Issuance of Securities	18.c	9,208,283	8,612,856	9,502,357	8,873,124
Exchange Acceptances		-	-	293,043	259,160
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes		8,409,548	8,387,450	8,410,579	8,388,558
Securities Issued Abroad		798,735	225,406	798,735	225,406
Interbank Accounts	7	1,304,742	9,253	1,304,742	9,253
Receipts and Payments Pending Settlement		1,289,920	2,180	1,289,920	2,180
Correspondents		14,822	7,073	14,822	7,073
Interbranch Accounts		1,800,520	2,373,409	1,800,520	2,373,409
Third-Party Funds in Transit		1,799,044	2,292,924	1,799,044	2,292,924
Internal Transfers of Funds		1,476	80,485	1,476	80,485
Borrowings	18.e	9,987,576	11,327,455	9,987,576	11,327,455
Local Borrowings - Other		-	290,665	-	290,665
Foreign Borrowings		9,987,576	11,036,790	9,987,576	11,036,790
Domestic Onlendings - Official Institutions	18.e	4,592,799	3,030,168	4,592,799	3,030,168
National Treasury		41,614	80,638	41,614	80,638
National Economic and Social Development Bank (BNDES)		2,314,005	928,818	2,314,005	928,818
Federal Savings and Loan Bank (CEF)		15,467	10,335	15,467	10,335
National Equipment Financing Authority (FINAME)		2,155,983	1,915,308	2,155,983	1,915,308
Other Institutions		65,730	95,069	65,730	95,069
Foreign Onlendings	18.e	572,299	259,104	572,299	259,104
Foreign Onlendings		572,299	259,104	572,299	259,104
Derivative Financial Instruments	6	1,701,197	1,228,835	1,695,795	1,223,987
Derivative Financial Instruments		1,701,197	1,228,835	1,695,795	1,223,987
Other Payables		43,637,470	40,072,315	68,456,313	64,025,767
Collected Taxes and Other		1,175,631	120,822	1,183,588	127,246
Foreign Exchange Portfolio	9	23,711,909	18,138,328	23,711,909	18,138,328
Social and Statutory		708,848	2,457,072	738,095	2,509,242
Tax and Social Security	19	6,047,207	6,100,124	8,284,989	7,987,482
Trading Account	10	303,520	247,484	499,248	467,014
Technical Provision for Insurance, Pension Plan
and Capitalization Operations		-	-	21,958,402	21,234,804
Other	21	11,690,355	13,008,485	12,080,082	13,561,651

Long-Term Liabilities		122,021,094	110,945,646	118,112,040	106,216,505
Deposits	18.a	55,812,180	52,044,649	48,676,426	43,924,458
Interbank Deposits		7,707,967	8,634,770	572,213	432,256
Time Deposits		48,104,213	43,409,879	48,104,213	43,492,202
Money Market Funding	18.b	17,664,316	15,131,866	17,541,869	14,965,121
Own Portfolio		17,664,316	15,131,866	17,541,869	14,965,121
Funds from Acceptance and Issuance of Securities	18.c	16,214,360	9,607,937	16,591,864	9,968,510
Exchange Acceptances		-	-	369,240	351,690
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes		11,052,020	6,770,877	11,060,284	6,779,760
Securities Issued Abroad		5,162,340	2,837,060	5,162,340	2,837,060
Borrowings	18.e	2,225,313	2,201,219	2,225,313	2,201,219
Foreign Borrowings		2,225,313	2,201,219	2,225,313	2,201,219
Domestic Onlendings - Official Institutions	18.e	6,851,620	8,811,543	6,851,620	8,811,543
National Treasury		-	1,254	-	1,254
National Economic and Social Development Bank (BNDES)		4,087,286	5,301,000	4,087,286	5,301,000
Federal Savings and Loan Bank (CEF)		1,392	1,528	1,392	1,528
National Equipment Financing Authority (FINAME)		2,756,210	3,459,206	2,756,210	3,459,206
Other Institutions		6,732	48,555	6,732	48,555
Foreign Onlendings	18.e	430,091	812,754	430,091	812,754
Foreign Onlendings		430,091	812,754	430,091	812,754
Derivative Financial Instruments	6	3,123,637	3,522,498	3,123,637	3,522,498
Derivative Financial Instruments		3,123,637	3,522,498	3,123,637	3,522,498
Other Payables		19,699,577	18,813,180	22,671,220	22,010,402
Foreign Exchange Portfolio	9	527,857	86,417	527,857	86,417
Tax and Social Security	19	2,753,908	3,004,374	5,104,290	5,654,973
Trading Account	10	-	22	-	22
Technical Reserve for Insurance, Pension Plan
and Capitalization Transactions		-	-	304,115	296,856
Subordinated Debts	20	9,973,663	9,695,105	9,973,663	9,695,105
Other	21	6,444,149	6,027,262	6,761,295	6,277,029

Deferred Income		186,830	178,150	186,830	178,172
Deferred Income		186,830	178,150	186,830	178,172

Minority Interest		-	-	504,252	476,958

Stockholders' Equity	23	65,193,367	64,876,985	65,167,169	64,850,978
Capital:		62,828,201	62,828,201	62,828,201	62,828,201
Brazilian Residents		6,251,291	6,251,291	6,251,291	6,251,291
Foreign Residents		56,576,910	56,576,910	56,576,910	56,576,910
Capital Reserves		529,136	529,136	529,136	529,136
Profit Reserves		1,236,150	1,236,150	1,236,150	1,250,341
Adjustment to Fair Value		186,540	283,498	146,530	243,300
Retained Earnings		413,340	-	427,152	-
Total Liabilities and Stockholders' Equity		409,095,189	396,371,859	401,753,157	387,212,155

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARY COMPANIES
STATEMENTS OF INCOME FOR THE QUARTER ENDED MARCH 31
In thousands of Brazilian Reais - R$, unless otherwise stated

			Bank		Consolidated
	Note	March 31, 2011	March 31, 2010	March 31, 2011	March 31, 2010
Financial Income		11,698,055	9,820,488	12,336,373	10,377,660
Lending Operations		6,997,659	6,105,514	7,972,674	6,781,293
Leasing Operations		11,603	16,162	444,880	459,111
Securities Transactions	6.a	3,145,969	3,333,210	1,807,097	2,416,843
Derivatives Financial Instruments Transactions		598,568	60,605	598,890	56,637
Insurance, Pension Plan and Capitalization		-	-	504,085	357,439
Foreign Exchange Operations		73,001	199,611	73,001	199,611
Compulsory Investments		871,255	105,386	935,746	106,726

Financial Expenses		(7,685,994)	(6,716,916)	(7,513,261)	(6,500,077)
Funding Operations	18.d	(5,322,730)	(3,987,920)	(4,398,859)	(3,308,143)
Borrowings and Onlendings Operations		42,465	(578,727)	41,316	(578,727)
Technical Reserves for Insurance, Pension Plan
and Capitalization Adjustment and Interest		-	-	(410,606)	(275,116)
Allowance for Loan Losses	8.f	(2,405,729)	(2,150,269)	(2,745,112)	(2,338,091)

Gross Profit From Financial Operations		4,012,061	3,103,572	4,823,112	3,877,583

Other Operating (Expenses) Income		(2,677,881)	(2,239,366)	(3,198,768)	(2,659,868)
Income from Services Rendered	26	1,496,056	1,167,207	1,577,784	1,307,866
Income from Banking Fees	26	455,675	421,737	563,788	512,957
Net Income from Premiums, Pension Plan
and Capitalization		-	-	188,005	104,487
Personnel Expenses	27	(1,291,908)	(1,142,551)	(1,348,355)	(1,196,438)
Other Administrative Expenses	28	(2,521,703)	(2,374,316)	(2,629,898)	(2,482,716)
Tax Expenses	29	(601,869)	(436,402)	(698,893)	(510,632)
Investments in Affiliates and Subsidiaries	15	398,636	504,997	1,071	406
Other Operating Income	30	381,203	513,172	267,804	608,384
Other Operating Expenses	31	(993,971)	(893,210)	(1,120,074)	(1,004,182)

Operating Income		1,334,180	864,206	1,624,344	1,217,715

Nonoperating (Expenses) Income	32	40,977	252,758	43,487	255,871

Income Before Taxes on Income and Profit Sharing		1,375,157	1,116,964	1,667,831	1,473,586

Income Tax and Social Contribution	33	(66,385)	117,885	(323,826)	(203,050)
Provision for Income Tax		(7,581)	(14,723)	(166,084)	(265,219)
Provision for Social Contribution Tax		(4,895)	-	(114,123)	(113,931)
Deferred Tax Credits		(53,909)	132,608	(43,619)	176,100

Profit Sharing		(295,432)	(221,225)	(312,841)	(241,719)

Minority Interest		-	-	(18,203)	(14,185)

Net Income		1,013,340	1,013,624	1,012,961	1,014,632

Number of Shares (Thousands)	23.a	399,044,117	399,044,117
Net Income per Thousand Shares (R$)		2.54	2.54

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE PERIODS ENDED MARCH 31, 2011
In thousands of Brazilian reais - R$, unless otherwise stated

				Profit Reserves		Adjustment to Fair Value
					Reserve for
			Capital	Legal	Dividend		Affiliates and	Retained
	Note	Capital	Reserves	Reserve	Equalization	Position Own	Subsidiaries	Earnings	Total

Balances as of December 31, 2010		62,828,201	529,136	962,310	273,840	280,935	2,563	-	64,876,985
Adjustment to Fair Value - Securities
and Derivative Financial Instruments		-	-	-	-	(88,025)	(8,933)	-	(96,958)
Net Income		-	-	-	-	-	-	1,013,340	1,013,340
Allocations:
Interest on Capital	23.b	-	-	-	-	-	-	(600,000)	(600,000)
Balances as of March 31, 2011		62,828,201	529,136	962,310	273,840	192,910	(6,370)	413,340	65,193,367

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARY COMPANIES
STATEMENTS OF CASH FLOW FOR THE QUARTER ENDED MARCH 31
In thousands of Brazilian Reais - R$, unless otherwise stated

			Bank		Consolidated
	Note	March 31, 2011	March 31, 2010	March 31, 2011	March 31, 2010
Cash Flow from Operating Activities
Net Income		1,013,340	1,013,624	1,012,961	1,014,632
Adjustment to Net Income		4,056,106	3,149,979	4,939,204	4,115,294
Allowance for Loan Losses	8.f	2,405,729	2,150,269	2,745,112	2,338,091
Provision for Contingent Liabilities		887,384	728,291	1,028,946	848,763
Deferred Tax Credits		108,406	(17,294)	74,980	97,120
Equity in Affiliates and Subsidiaries	15	(398,636)	(504,997)	(1,071)	(406)
Depreciation and Amortization	28	1,080,877	1,032,616	1,121,993	1,069,839
Recognition (Reversal) Allowance for Losses on Other Assets	32	(1,819)	7,078	(1,844)	7,116
Result on Sale of Other Assets	32	(668)	(178,537)	(914)	(178,514)
Result on Impairment of Assets	31	1,100	1,571	1,100	947
Result on Sale of Investments	32	(28,125)	(62,302)	(29,100)	(62,494)
Other		1,858	(6,716)	2	(5,168)
Changes on Assets and Liabilities		(4,923,889)	(11,316,011)	(2,951,546)	(11,873,196)
Decrease (Increase) in Interbank Investments		(45,672)	(2,157,554)	1,176,906	(904,246)
Decrease (Increase) in Securities and Derivative Financial Instruments		(3,580,825)	5,695,484	(3,026,984)	5,906,153
Decrease (Increase) in Lending and Leasing Operations		(5,937,383)	(4,183,639)	(6,864,810)	(4,961,184)
Decrease (Increase) in Deposits on Central Bank of Brazil		(1,079,003)	(10,469,048)	(1,152,159)	(11,051,777)
Decrease (Increase) in Other Receivables		(6,125,665)	(585,130)	(6,372,270)	(643,695)
Decrease (Increase) in Other Assets		23,997	(32,987)	(222,949)	(189,785)
Net Change on Other Interbank and Interbranch Accounts		(637,290)	(411,081)	(637,267)	(407,197)
Increase (Decrease) in Deposits		934,575	(5,166,366)	2,204,628	(6,149,681)
Increase (Decrease) in Money Market Funding		796,735	6,125,116	627,278	6,134,171
Increase (Decrease) in Funds from Acceptance and Issuance of Securities		7,201,850	(289,659)	7,252,587	(256,844)
Increase (Decrease) in Borrowings and Onlendings		(1,782,545)	934,738	(1,782,545)	938,812
Increase (Decrease) in Other Liabilities		5,298,657	(791,433)	5,106,523	(886,434)
Increase (Decrease) in Technical Provision for Insurance,
Pension Plan and Capitalization Operations		-	-	730,857	587,851
Increase (Decrease) in Change in Deferred Income		8,680	15,548	8,659	10,660
Net Cash Provided by (Used in) Operating Activities		145,557	(7,152,408)	3,000,619	(6,743,270)
Investing Activities
Acquisition of Investment		(3,741)	(27,292)	(3,741)	(27,107)
Acquisition of Fixed Assets		(194,707)	(266,603)	(200,482)	(273,489)
Acquisition of Intangible Assets		(189,738)	(130,190)	(192,682)	(133,817)
Net Cash Received on Sale/Reduction of Investments		29,667	99,786	30,704	99,978
Proceeds from Assets not in Use		5,338	272,379	5,592	272,640
Proceeds from Property for Own Use		6,895	5,937	7,257	10,748
Dividends and Interest on Capital Received		2,863,472	260,354	78	33
Net Cash Provided by (Used in) Investing Activities		2,517,186	214,371	(353,274)	(51,014)
Financing Activities
Increase (Decrease) in Subordinated Debts		278,558	(1,450,711)	278,558	(1,450,711)
Dividends and Interest on Capital Paid		(2,091,961)	(1,442,789)	(2,100,174)	(1,552,964)
Increase (Decrease) on Minority Interest		-	-	18,086	14,100
Net Cash Provided by (Used in) Financing Activities		(1,813,403)	(2,893,500)	(1,803,530)	(2,989,575)
Net Increase (Decrease) in Cash and Cash Equivalents		849,340	(9,831,537)	843,815	(9,783,859)
Cash and Cash Equivalents at the Beginning of Period	4	9,499,413	18,508,144	9,508,964	18,384,166
Cash and Cash Equivalents at the End of Period	4	10,348,753	8,676,607	10,352,779	8,600,307

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARY COMPANIES
STATEMENTS OF VALUE ADDED FOR THE QUARTER ENDED MARCH 31
In thousands of Brazilian Reais - R$, unless otherwise stated

				Bank				Consolidated
	Note	March 31, 2011%		March 31, 2010%		March 31, 2011%		March 31, 2010%

Financial Income		11,698,055		9,820,488		12,336,373		10,377,660
Income from Services Rendered, Banking Fees and Net Income from
Premiums, Pension Plan and Capitalization		1,951,731		1,588,944		2,329,577		1,925,310
Allowance for Loans Losses	8.f	(2,405,729)		(2,150,269)		(2,745,112)		(2,338,091)
Other Income and Expenses		(572,891)		(128,851)		(809,883)		(140,874)
Financial Expenses		(5,280,265)		(4,566,647)		(4,768,149)		(4,161,986)
Third-party Input		(1,311,695)		(1,228,445)		(1,376,697)		(1,298,062)
Materials, Energy and Others		(67,168)		(51,824)		(68,000)		(53,165)
Third-Party Services	28	(436,604)		(398,297)		(472,198)		(439,342)
Impairment of Assets	31	1,100		1,571		1,100		947
Other		(809,023)		(779,895)		(837,599)		(806,502)
Gross Added Value		4,079,206		3,335,220		4,966,109		4,363,957
Retention
Depreciation and Amortization	28	(1,080,877)		(1,032,616)		(1,121,993)		(1,069,839)
Added Value Produced		2,998,329		2,302,604		3,844,116		3,294,118
Added Value Received from Transfer
Investments in Affiliates and Subsidiaries	15	398,636		504,997		1,071		406
Added Value to Distribute		3,396,965		2,807,601		3,845,187		3,294,524
Added Value Distribution
Employee		1,392,077	41.0%	1,186,057	42.2%	1,456,874	37.9%	1,253,139	38.0%
Compensation	27	734,376		653,947		766,677		685,518
Benefits	27	222,256		201,711		232,424		212,210
Government Severance Indemnity Funds for Employees - FGTS		73,377		63,316		76,921		66,686
Other		362,068		267,083		380,852		288,725
Taxes		863,517	25.4%	496,236	17.7%	1,227,041	31.9%	898,700	27.3%
Federal		758,499		415,429		1,106,422		805,438
State		382		174		430		174
Municipal		104,636		80,633		120,189		93,088
Compensation of Third-Party Capital - Rental	28	128,031	3.8%	111,684	4.0%	130,108	3.4%	113,868	3.5%
Remuneration of Interest on Capital		1,013,340	29.8%	1,013,624	36.1%	1,031,164	26.8%	1,028,817	31.2%
Interest on Capital	23.b	600,000		400,000		600,000		400,000
Profit Reinvestment		413,340		613,624		412,961		614,632
Participation Results of Minority of Shareholders		-		-		18,203		14,185
Total		3,396,965	100%	2,807,601	100%	3,845,187	100%	3,294,524	100%

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARY COMPANIES
NOTES TO THE FINANCIAL STATEMENTS AT MARCH 31, 2011 AND 2010 AND DECEMBER 31, 2010
In thousands of Brazilian Reais - R$, unless otherwise stated

1. Operations

Banco Santander (Brasil) S.A. (Banco Santander or Bank), indirectly controlled by Banco Santander, S.A., with headquarters in Spain (Banco Santander Spain), is the lead institution of the financial and non-financial group (Conglomerate Santander) with the Central Bank of Brazil (Bacen), established as a corporation, with main offices at Avenida Presidente Juscelino Kubitschek, 2041 e 2235 - Bloco A - Vila Olímpia - São Paulo - SP, and operates as a multiple service bank, conducting operations such as commercial, foreign exchange, investment, credit and financing, mortgage loan, leasing portfolios, credit cards and through controlled companies, insurance, pension plan, capitalization, leasing, asset management, buying club management and securities and insurance brokerage operations. Transactions are conducted within the context of a group of financial institutions that operate on an integrated basis in the financial and capital markets.

2. Presentation of Financial Statements

The financial statements of Banco Santander, which include its foreign branches (Bank) and the consolidated financial statements of the Banco Santander and its subsidiaries (Consolidated) indicated in note 15 have been prepared in accordance with accounting practices established by Brazilian Corporate Law and standards established by the National Monetary Council (CMN), the Bacen and document template provided in the Accounting National Financial System Institutions (Cosif) and the CVM, that does not conflict with the rules of Bacen, the National Council of Private Insurance (CNSP) and the Superintendence of Private Insurance (Susep) when applicable.

During the preparation of the consolidated financial statements, equity in subsidiaries, significant balances arising from transactions among domestic branches, foreign branches and subsidiaries, and unrealized profits between these entities have been eliminated. Minority interest is recorded in a separate caption in stockholders’ equity and in the statements of income. The balances stated in the jointly-owned subsidiaries’ balance sheets and statements of income were consolidated in proportion to the interest in the subsidiary.

The information of the leasing transactions has been reclassified, in order to reflect its financial position in the consolidated financial statements in conformity with the financial method of accounting for leasing operations.

The preparation of financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting periods. Since Management’s judgment involves making estimates concerning the likelihood of future events, actual amounts could differ from those estimates.

The interim consolidated financial statements based on international accounting standards issued by the International Accounting Standards Board (IASB) for the period ended March 31, 2011 were released simultaneously at the email address www.santander.com.br \ ir.

3. Significant Accounting Practices

a) Results of Operations

Determined on the accrual basis of accounting and includes income, charges and monetary or exchange variations earned or incurred through the balance sheet date, on a daily pro rata basis.

b) Financial Statement Translation

The functional currency used for the operations of the branches abroad is the Brazilian Real. The assets and liabilities are substantially monetary items and are converted by exchange rates at the end of the period, the non-monetary items are measured at cost history and the results are converted by the average exchange rates for the period.

The exchange effects of the operations of the branches abroad are located in the lines of the statement of income, according to the assets and liabilities which resulted it.

c) Current and Long-Term Assets and Liabilities

When applicable, allowances for valuation are recorded to reflect market or realizable values are explained by the realizable or settlement amounts, respectively, and include income, charges and monetary or exchange variations earned or incurred through the balance sheet date, determined on a daily pro rata basis. The allowance for loan losses is based on analyses of outstanding lending operations (past-due and current), past experience, future expectations, and specific portfolio risks, as well as on the risk assessment policy of the Bank’s management for recognition of allowances, including requirements of the CMN and Bacen.

Receivables and payables due within 12 months are recorded in current assets and liabilities, respectively, except for trading securities that, regardless of their maturity, are classified in current assets, in conformity with Bacen Circular  3,068/2001.

d) Cash and Cash Equivalents

For purposes of the statements of cash flows, cash and cash equivalents correspond to the balances of cash and interbank investments with immediate convertibility in to cash or with original maturity of more than ninety days.

e) Securities

Securities are presented in accordance with the following recognition and accounting valuation criteria:
I - Trading securities.
II - Available-for-sale securities.
III - Held-to-maturity securities.

“Trading securities” include securities acquired for the purpose of being actively and frequently traded and “held-to-maturity securities” include those which the Bank intends to maintain in its portfolio to maturity. “Available-for-sale securities” include those which cannot be classified in categories I and III. Securities classified in categories I and II are stated at cost plus income earned through the balance sheet date, calculated on a daily pro rata basis, and adjusted to fair value, reflecting the increase or decrease arising from this adjustment in:

(1) The related income or expense account, in income for the period, when related to securities classified as “trading securities”, net of tax effects; and

(2) Separate caption in stockholders’ equity, when related to securities classified as “available-for-sale securities”, net of tax effects. The adjustments to fair value on sale of these securities are transferred to income for the period.

Securities classified as “held-to-maturity securities” are stated at purchase price, increased by the earnings until the balance sheet date, calculated on a daily pro rata basis.

Permanent losses in the realization value of the "available-for-sale" and "held-to-maturity securities" are recognized in the statement of income.

f) Derivatives Financial Instruments

Derivatives are classified according to Management's intent to use them for hedging or not. Transactions made at customers' request, on own account, or those which do not meet the criteria for hedge accounting, especially derivatives used to manage the global risk exposure, are reported at fair value, with realized and unrealized gains and losses included into the period income.

Derivatives designated as hedge may be classified as:
I - Market risk hedge; and
II - Cash flow hedge.

Derivatives designated as hedge and the respective hedged items are adjusted to fair value, considering the following:

(1) For those classified in category I, the increase or decrease is recorded in income or expense for the period, net of tax effects; and

(2) For those classified in category II, the increase or decrease is recorded in a separate caption in stockholders’ equity, net of tax effects.

Some hybrid financial instruments contain both a derivative and a non-derivative component. In such cases, the derivative component is termed an embedded derivative. The embedded derivatives are recorded separately from the contract they are bound with.

g) Prepaid Expenses

Funds used in advance payments, whose benefits or provision of services will occur in future years, are recorded as “prepaid expenses” and allocated to income over the term of the respective agreements.

h) Permanent Assets

Stated at acquisition cost and include:

h.1) Investments

Adjustments to investments in affiliates and subsidiaries are determined under the equity method of accounting and recorded as investments in affiliates and subsidiaries, for those which investor has significant influence. Other investments are stated at cost, reduced to fair value, when applicable.

h.2) Property and Equipment

Depreciation of property and equipment is determined under the straight-line method at the following annual rates: buildings - 4%, installations, furniture, equipment in use, security systems and communication  - 10%, data processing systems and vehicles - 20%, and leasehold improvements - 10% or considering the benefit period of the terms of rental contracts.

h.3) Intangible Assets

Goodwill on acquisition of subsidiaries is amortized over 10 years, based on expected future earnings and is  tested for impairment annually or more frequently if conditions or circumstances indicate an impairment.

Goodwill on merger and the related reduction account, reserve for maintenance of integrity of the merging entity’s stockholders’ equity, are amortized over a period of up to 10 years, based on expected future earnings, when applicable.

Exclusivity contracts for provision of banking services are accrued the payments related to the commercial partnership contracts with the private and public sectors to assure exclusivity for banking services of payroll credit processing and payroll loans, maintenance of collection portfolio, supplier payment services and other banking services, allocated to income over the term of the respective agreements.

Acquisition and development of software are amortized over a maximum period of 5 years.

i) Technical Reserves Related to the Insurance, Pension Plan and Capitalization Activities

Technical reserves are recognized and calculated in accordance with the provisions and criteria established in CNSP Resolutions 139/2005 and 162/2006, changed by CNSP Resolution 181/2007, 195/2008 and 204/2009, and SUSEP Circular 288/2005.

Insurance and Pension Plan

• The Unearned Premium Reserve (PPNG) is recognized based on the portions of retained premiums corresponding to the policies’ unelapsed risk periods calculated on a daily pro rata basis.

• The Unearned Premium Reserve – Unissued Current Risks (PPNG-RVNE) is to estimate the portion of unearned premiums referring to assumed risks whose corresponding policies are not issued.

• These resolutions also established the Premium Deficiency Reserve (PIP) for when the PPNG is not sufficient to cover claims plus administrative expenses to incur, situation verified through actuarial calculation.

• The Unexpired Risk Reserve (PRNE)  is calculated on a daily pro rata basis based on net contributions released during the month and its objective is to provision the contribution installment corresponding to the nonincurred risk period, counted as of the calculation date.

• The Contribution Deficiency Reserve (PIC) is recognized to provision deviations in relation to mathematical reserves’ technical bases for current and future benefits. The biometric tables used as parameter for the recognition of the provision consider for the survival of female and male participants the table adheres to the reality of the participants of the insurer.

• The Administrative Expenses Reserve (PDA) is recognized to cover possible expenses arising from the payment of current and future benefits, according to the methodology described in the Actuarial Technical Note (NTA).

• The Supplementary Premium Reserve (PCP) is calculated on a daily pro rata basis, based on beginning and ending dates of the risk period and net retained commercial premiums or contributions. The reserve amount is the difference, when positive, between the average of the sum of amounts calculated daily during the recording month and PPNG (Insurance) and PRNE (Pension Plan) recognized in the month, considering all prevailing risks, issued or not, received or not.

• The Mathematical Reserves for Current and Future Benefits (PMBaC and PMBC) are recognized based on contributions made under the capitalization financial system. The PMBC represent commitments under continued income plans which are recognized through actuarial calculation for the traditional, pension plan (PGBL) and cash value life insurance (VGBL) plans.

• Provision of Benefits to Settle (PBaR) is mode as a result of the notice of the even eccurred, but not yet paid. The past due or not received income are included in this provision.

• The Reserve for Losses Incurred but Not Reported (IBNR) reserve is recognized based on NTA or on the historical estimate between the claim occurrence date and its report, in accordance with CNSP Resolution 162/2006 (changed by CNSP Resolution 181/2007, 195/2008 and 204/2009) for Insurance and Susep Circular 288/2005 for Pension Plan. The Insurance Personal Injury caused by Motor Vehicles (Dpvat) reserve, included in the balance of the IBNR is recognized based on information provided by the management of the Seguradora Líder S.A..

• Provision of Benefits to Settle (PBaR) is made as a result of the notice of the even occurred, but not yet paid. The past due and not received income are included in this provision.

• The Reserve for Oscillation Risk (POR) is made to cover any gaps in the commitments expected, and is calculated according to methodology described in the NTA.

• The Financial Surplus Reserve (PEF) surplus amounts accrued to be used according to plan regulations.

• The Financial Fluctuation Reserve (POF) is recognized to prevent possible future deficiencies arising from the mismatch between inflation adjustment index and interest rate guaranteed in mathematical reserves.

• Reserve for Surrenders and/or Other Future Policy Benefits corresponds to amounts related to surrenders, the returns of contributions, or premiums, or the portability requested which, for any reason, have not yet been transferred.

Capitalization

•  Mathematical reserve for redemption results on the accumulation of the applicable percentage over the payments, capitalized with the interest rate of the plan and adjustments through basic rate of return of savings - Basic Reference Rate (TR).

•  Provision for early redemption of securities is made from the cancellation for non-payment of redemption request, based on the value of mathematical reserves for redemption established at the time of cancellation of the securities and the provision for redemption of due securities is made after the end of validity of the securities.

•  Deferred raffle’s provision is calculated using the percentage of paid payments in order to cover the raffles about to happen. Payable raffle´s provision is calculated for raffled securities that were still not paid.

• Administrative provision aims to reflect the present value of future expenditure savings of capitalization securities whose duration extends from the date of its constitution.

• Contingency provision is made to cover any failure of draw conducted, ie, in the month to have drawn more than expected.

j) Pension Plan

Actuarial liabilities relating to employee benefit plans to supplement retirement and medical care, are recorded based on an actuarial study, conducted annually by external advisory body at the end of each year to be effective for the subsequent period.

Expenses related to sponsors’ contributions to the plans are recognized on the accrual basis.

k) Contingent Assets and Liabilities and Legal Obligations

k.1) Contingent Assets

Contingent assets are not recorded, except when there are real guarantees or unappealable court decisions, for which a favorable outcome is practically certain. Contingent assets whose likelihood of favorable outcome is probable, if any, are only disclosed in the financial statements.

k.2) Contingent Liabilities

Contingent liabilities are recorded based on the nature, complexity and history of lawsuits, and on the opinion of the in-house and outside legal counsel when the risk of loss on the administrative or judicial proceeding is considered as probable and the amounts can be reasonably determined.

k.3) Legal Obligations - Tax and Social Security

Refer to judicial and administrative proceedings related to tax and social security obligations challenging their legality or constitutionality which, regardless of the assessment of the likelihood of a favorable outcome, have their amounts fully recorded in the financial statements.

l) Deferred Income

Refers to income received before the completion of the term of the obligation that gave rise to it, including non-refundable income, mainly related to guarantees and collaterals provided and credit card annual fees. Deferred income is recorded in income over the term of the respective agreements.

m) Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)

Income tax is calculated at the rate of 15% plus a 10% surtax; social contribution tax is calculated at the rate of 15% for financial institutions, and for non-financial companies the social contribution tax rate is 9%, after adjustments determined by tax legislation. Deferred tax assets and liabilities are computed basically on certain temporary differences between the book and tax basis of assets and liabilities, tax losses, and adjustments to fair value of securities and derivatives.

In accordance with the current regulation, the expected realization of the tax credits, as shown in note 11.b, is based on the projection of future income and a technical study, approved by bank management.

n) Impairment Valuation

Nonfinancial Assets are subject to the assessment of recoverable values on an annual or more frequently basis if conditions or circumstances indicate the possibility of impairment.

4. Cash and Cash Equivalents

				Bank
	March 31, 2011	December 31, 2010	March 31, 2010	December 31, 2009
Cash	4,096,280	4,375,077	3,977,417	5,597,548
Interbank Investments	6,252,473	5,124,336	4,699,190	12,910,596
Money Market Investments	3,665,424	767,162	3,675,326	11,257,097
Interbank Deposits	531,279	78,842	132,701	266,347
Foreign Currency Investments	2,055,770	4,278,332	891,163	1,387,152
Total	10,348,753	9,499,413	8,676,607	18,508,144

				Consolidated
	March 31, 2011	December 31, 2010	March 31, 2010	December 31, 2009
Cash	4,100,306	4,376,128	3,999,344	5,623,834
Interbank Investments	6,252,473	5,132,836	4,600,963	12,760,332
Money Market Investments	3,665,424	767,162	3,675,326	11,257,066
Interbank Deposits	531,279	87,342	34,474	116,114
Foreign Currency Investments	2,055,770	4,278,332	891,163	1,387,152
Total	10,352,779	9,508,964	8,600,307	18,384,166

5. Interbank Investments

					Bank
				March 31, 2011	December 31, 2010
	Up to	From 3 to	Over
	3 months	12 months	12 months	Total	Total
Money Market Investments	8,157,391	6,865,404	-	15,022,795	13,229,837
Own Portfolio	3,067,419	2,717,121	-	5,784,540	2,699,031
Treasury Bills - LFT	104,977	-	-	104,977	42,068
National Treasury Bills - LTN	224,210	1,059,285	-	1,283,495	686,043
National Treasury Notes - NTN	2,738,232	1,657,836	-	4,396,068	1,970,920
Third-party Portfolio	3,509,998	-	-	3,509,998	4,130,437
Treasury Bills - LFT	300,000	-	-	300,000	-
National Treasury Bills - LTN	2,600,000	-	-	2,600,000	453,389
National Treasury Notes - NTN	609,998	-	-	609,998	3,677,048
Sold Position	1,579,974	4,148,283	-	5,728,257	6,400,369
National Treasury Bills - LTN	160,068	768,400	-	928,468	214,254
National Treasury Notes - NTN	1,419,906	3,379,883	-	4,799,789	6,186,115
Interbank Deposits	2,416,390	11,357,344	11,357,890	25,131,624	23,520,569
Foreign Currency Investments	2,055,770	-	322,602	2,378,372	4,608,577
Allowance for Losses	-	-	(200)	(200)	(200)
Total	12,629,551	18,222,748	11,680,292	42,532,591	41,358,783
Current				30,852,299	31,655,506
Long-term				11,680,292	9,703,277

					Consolidated
				March 31, 2011	December 31, 2010
	Up to	From 3 to	Over
	3 months	12 months	12 months	Total	Total
Money Market Investments	8,157,391	6,865,404	-	15,022,795	13,229,837
Own Portfolio	3,067,419	2,717,121	-	5,784,540	2,699,031
Treasury Bills - LFT	104,977	-	-	104,977	42,068
National Treasury Bills - LTN	224,210	1,059,285	-	1,283,495	686,043
National Treasury Notes - NTN	2,738,232	1,657,836	-	4,396,068	1,970,920
Third-party Portfolio	3,509,998	-	-	3,509,998	4,130,437
Treasury Bills - LFT	300,000	-	-	300,000	-
National Treasury Bills - LTN	2,600,000	-	-	2,600,000	453,389
National Treasury Notes - NTN	609,998	-	-	609,998	3,677,048
Sold Position	1,579,974	4,148,283	-	5,728,257	6,400,369
National Treasury Bills - LTN	160,068	768,400	-	928,468	214,254
National Treasury Notes - NTN	1,419,906	3,379,883	-	4,799,789	6,186,115
Interbank Deposits	531,870	2,343,433	724,441	3,599,744	3,219,765
Foreign Currency Investments	2,055,770	-	322,602	2,378,372	4,608,577
Allowance for Losses	-	-	(200)	(200)	(200)
Total	10,745,031	9,208,837	1,046,843	21,000,711	21,057,979
Current				19,953,868	20,354,570
Long-term				1,046,843	703,409

6. Securities and Derivatives Financial Instruments

a) Securities

I) By Category

					Bank
				March 31, 2011	December 31, 2010
	Effect of Adjustment to Fair Value on:			Carrying	Carrying
	Cost	Income	Equity	Amount	Amount
Trading Securities	17,938,470	(10,279)	-	17,928,191	19,064,291
Government Securities	14,947,635	(2,669)	-	14,944,966	15,989,169
Private Securities	2,990,835	(7,610)	-	2,983,225	3,075,122
Available-for-sale Securities	75,487,687	-	202,926	75,690,613	71,181,044
Government Securities	38,075,739	-	111,757	38,187,496	35,783,104
Private Securities	37,411,948	-	91,169	37,503,117	35,397,940
Held-to-maturity Securities	916,478	-	-	916,478	921,225
Government Securities	916,478	-	-	916,478	921,225
Total Securities	94,342,635	(10,279)	202,926	94,535,282	91,166,560
Derivatives (Assets)	4,496,402	623,048	-	5,119,450	5,017,128
Total Securities and Derivatives	98,839,037	612,769	202,926	99,654,732	96,183,688
Current				30,151,253	26,158,635
Long-term				69,503,479	70,025,053
Derivatives (Liabilities)	(4,592,438)	(232,396)	-	(4,824,834)	(4,751,333)
Current				(1,701,197)	(1,228,835)
Long-term				(3,123,637)	(3,522,498)

						Consolidated
					March 31, 2011	December 31, 2010
			Effect of Adjustment to Fair Value on:		Carrying	Carrying
		Cost	Income	Equity	Amount	Amount
Trading Securities		35,815,817	(10,281)	-	35,805,536	37,697,812
Government Securities		15,198,361	(2,671)	-	15,195,690	16,377,142
Private Securities		2,934,118	(7,610)	-	2,926,508	3,895,094
Equity Fund Shares - Guarantors of Benefit Plans - PGBL/VGBL		17,683,338	-	-	17,683,338	17,425,576
Available-for-sale Securities		49,859,642	-	205,337	50,064,979	45,372,985
Government Securities		40,706,541	-	114,168	40,820,709	37,506,747
Private Securities		9,153,101	-	91,169	9,244,270	7,866,238
Held-to-maturity Securities		1,828,815	-	-	1,828,815	1,828,549
Government Securities		1,828,815	-	-	1,828,815	1,828,549
Total Securities		87,504,274	(10,281)	205,337	87,699,330	84,899,346
Derivatives (Assets)		4,480,494	621,937	-	5,102,431	4,997,599
Total Securities and Derivatives		91,984,768	611,656	205,337	92,801,761	89,896,945
Current					49,059,585	45,209,301
Long-term					43,742,176	44,687,644
Derivatives (Liabilities)		(4,587,051)	(232,381)	-	(4,819,432)	(4,746,485)
Current					(1,695,795)	(1,223,987)
Long-term					(3,123,637)	(3,522,498)

II) Trading Securities

						Bank
					March 31, 2011	December 31, 2010
				Adjustment	Carrying	Carrying
Trading Securities			Cost	to fair value - income	Amount	Amount
Government Securities			14,947,635	(2,669)	14,944,966	15,989,169
Treasury Certificates - CFT			67,458	713	68,171	64,780
National Treasury Bills - LTN			3,992,943	(70)	3,992,873	5,432,594
Treasury Bills - LFT			519,102	60	519,162	529,439
National Treasury Notes - NTN B			7,505,908	14,633	7,520,541	5,868,379
National Treasury Notes - NTN C			345,290	12,087	357,377	837,273
National Treasury Notes - NTN F			2,397,310	(30,052)	2,367,258	3,082,643
Agricultural Debt Securities - TDA			118,176	242	118,418	85,785
Brazilian Foreign Debt Notes			403	18	421	86,810
Debentures (1)			1,045	(300)	745	1,466
Private Securities			2,990,835	(7,610)	2,983,225	3,075,122
Shares			204,029	2,610	206,639	506,822
Receivables Investment Fund - FIDC (2)			31,181	-	31,181	42,780
Investment Fund Shares in Participation - FIP			415,530	-	415,530	393,118
Investment Fund Shares			123,000	-	123,000	3,924
Debentures			2,182,096	178	2,182,274	2,102,304
Eurobonds			331	86	417	-
Certificates of Real Estate Receivables - CRI			34,668	(10,484)	24,184	26,174
Total			17,938,470	(10,279)	17,928,191	19,064,291

						Bank
						March 31, 2011
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	maturity	3 months	12 months	3 years	3 years	Total
Government Securities	-	1,964,849	2,633,085	4,944,869	5,402,163	14,944,966
Treasury Certificates - CFT	-	-	-	68,171	-	68,171
National Treasury Bills - LTN	-	1,688,016	1,320,039	815,383	169,435	3,992,873
Treasury Bills - LFT	-	17,290	272,706	147,042	82,124	519,162
National Treasury Notes - NTN B	-	231,472	743,568	3,305,100	3,240,401	7,520,541
National Treasury Notes - NTN C	-	1,367	1,373	-	354,637	357,377
National Treasury Notes - NTN F	-	-	234,286	587,663	1,545,309	2,367,258
Agricultural Debt Securities - TDA	-	26,254	60,808	21,510	9,846	118,418
Brazilian Foreign Debt Notes	-	-	10	-	411	421
Debentures (1)	-	450	295	-	-	745
Private Securities	745,169	43,009	42,965	17,689	2,134,393	2,983,225
Shares	206,639	-	-	-	-	206,639
Receivables Investment Fund - FIDC (2)	-	-	-	-	31,181	31,181
Investment Fund Shares in Participation - FIP	415,530	-	-	-	-	415,530
Investment Fund Shares	123,000	-	-	-	-	123,000
Debentures	-	43,002	18,781	17,689	2,102,802	2,182,274
Eurobonds	-	7	-	-	410	417
Certificates of Real Estate Receivables - CRI	-	-	24,184	-	-	24,184
Total	745,169	2,007,858	2,676,050	4,962,558	7,536,556	17,928,191

						Consolidated
					March 31, 2011	December 31, 2010
				Adjustment	Carrying	Carrying
Trading Securities			Cost	to fair value - income	amount	amount
Government Securities			15,198,361	(2,671)	15,195,690	16,377,142
Treasury Certificates - CFT			67,458	713	68,171	64,780
National Treasury Bills - LTN			3,992,943	(70)	3,992,873	5,432,594
Treasury Bills - LFT			758,658	58	758,716	906,460
National Treasury Notes - NTN B			7,517,078	14,633	7,531,711	5,879,331
National Treasury Notes - NTN C			345,290	12,087	357,377	837,273
National Treasury Notes - NTN F			2,397,310	(30,052)	2,367,258	3,082,643
Agricultural Debt Securities - TDA			118,176	242	118,418	85,785
Brazilian Foreign Debt Notes			403	18	421	86,810
Debentures (1)			1,045	(300)	745	1,466
Private Securities			2,934,118	(7,610)	2,926,508	3,895,094
Shares			204,029	2,610	206,639	506,822
Receivables Investment Fund - FIDC (2)			31,181	-	31,181	42,780
Investment Fund Shares in Participation - FIP			415,530	-	415,530	393,118
Investment Fund Shares			2,106,254	-	2,106,254	2,802,562
Debentures			101,731	178	101,909	74,674
Eurobonds			331	86	417	-
Certificates of Real Estate Receivables - CRI			35,101	(10,484)	24,617	26,174
Bank Certificates of Deposits - CDB			39,961	-	39,961	48,964
Equity Fund Shares - Guarantors of Benefit Plans - PGBL/VGBL			17,683,338	-	17,683,338	17,425,576
Total			35,815,817	(10,281)	35,805,536	37,697,812

						Consolidated
						March 31, 2011
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	maturity	3 months	12 months	3 years	3 years	Total
Government Securities	-	1,966,955	2,642,465	5,009,276	5,576,994	15,195,690
Treasury Certificates - CFT	-	-	-	68,171	-	68,171
National Treasury Bills - LTN	-	1,688,016	1,320,039	815,383	169,435	3,992,873
Treasury Bills - LFT	-	19,396	281,931	211,449	245,940	758,716
National Treasury Notes - NTN B	-	231,472	743,723	3,305,100	3,251,416	7,531,711
National Treasury Notes - NTN C	-	1,367	1,373	-	354,637	357,377
National Treasury Notes - NTN F	-	-	234,286	587,663	1,545,309	2,367,258
Agricultural Debt Securities - TDA	-	26,254	60,808	21,510	9,846	118,418
Brazilian Foreign Debt Notes	-	-	10	-	411	421
Debentures (1)	-	450	295	-	-	745
Private Securities	2,728,423	57,897	73,877	17,689	48,622	2,926,508
Shares	206,639	-	-	-	-	206,639
Receivables Investment Fund - FIDC (2)	-	-	-	-	31,181	31,181
Investment Fund Shares in Participation - FIP	415,530	-	-	-	-	415,530
Investment Fund Shares	2,106,254	-	-	-	-	2,106,254
Debentures	-	48,408	18,781	17,689	17,031	101,909
Eurobonds	-	7	-	-	410	417
Certificates of Real Estate Receivables - CRI	-	433	24,184	-	-	24,617
Bank Certificates of Deposits - CDB	-	9,049	30,912	-	-	39,961
Equity Fund Shares - Guarantors of Benefit Plans - PGBL/VGBL	17,683,338	-	-	-	-	17,683,338
Total	20,411,761	2,024,852	2,716,342	5,026,965	5,625,616	35,805,536

III) Available-for-Sale Securities

						Bank
					March 31, 2011	December 31, 2010
				Adjustment	Carrying	Carrying
Available-for-Sale Securities			Cost	to Fair Value - Equity	Amount	Amount
Government Securities			38,075,739	111,757	38,187,496	35,783,104
Treasury Certificates - CFT			100,125	4,953	105,078	99,863
Securitized Credit			1,332	653	1,985	1,943
National Treasury Bills - LTN			6,819,083	(26,821)	6,792,262	6,635,614
Treasury Bills - LFT			2,768,634	(145)	2,768,489	2,700,619
National Treasury Notes - NTN A			108,076	2,930	111,006	115,490
National Treasury Notes - NTN B			492,171	726	492,897	480,409
National Treasury Notes - NTN C			608,481	351,622	960,103	980,930
National Treasury Notes - NTN F			26,288,154	(221,446)	26,066,708	23,891,874
National Treasury Notes - NTN P			111	(7)	104	102
Agricultural Debt Securities - TDA			33	-	33	-
Foreign Government Securities			390,676	-	390,676	379,341
Debentures (1)			498,863	(708)	498,155	289,622
Promissory Notes - NP (1)			-	-	-	207,297
Private Securities			37,411,948	91,169	37,503,117	35,397,940
Shares			841,704	125,588	967,292	889,877
Receivables Investment Fund - FIDC (2)			1,713,666	-	1,713,666	1,452,770
Investment Fund Shares in Participation - FIP			15,298	-	15,298	11,589
Debentures			32,140,285	6,616	32,146,901	30,803,457
Eurobonds			161,461	(1,653)	159,808	164,286
Promissory Notes - NP			1,181,228	(374)	1,180,854	681,455
Real Estate Credit Notes - CCI			21,264	1,037	22,301	25,676
Agribusiness Receivables Certificates - CDCA			5,367	(565)	4,802	4,683
Certificates of Real Estate Receivables - CRI			1,331,675	(39,480)	1,292,195	1,364,147
Total			75,487,687	202,926	75,690,613	71,181,044

						Bank
						March 31, 2011
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	maturity	3 months	12 months	3 years	3 years	Total
Government Securities	-	342,752	5,809,108	27,179,161	4,856,475	38,187,496
Treasury Certificates - CFT	-	-	-	104,667	411	105,078
Securitized Credit	-	-	-	-	1,985	1,985
National Treasury Bills - LTN	-	-	-	6,792,262	-	6,792,262
Treasury Bills - LFT	-	1,122	-	2,444,189	323,178	2,768,489
National Treasury Notes - NTN A	-	1,912	-	-	109,094	111,006
National Treasury Notes - NTN B	-	30,563	-	-	462,334	492,897
National Treasury Notes - NTN C	-	-	6,282	-	953,821	960,103
National Treasury Notes - NTN F	-	-	5,420,676	17,640,380	3,005,652	26,066,708
National Treasury Notes - NTN P	-	-	-	104	-	104
Agricultural Debt Securities - TDA	-	22	1	10	-	33
Foreign Government Securities	-	10,617	380,059	-	-	390,676
Debentures (1)	-	298,516	2,090	197,549	-	498,155
Private Securities	2,696,256	396,799	852,272	1,349,667	32,208,123	37,503,117
Shares	967,292	-	-	-	-	967,292
Receivables Investment Fund - FIDC (2)	1,713,666	-	-	-	-	1,713,666
Investment Fund Shares in Participation - FIP	15,298	-	-	-	-	15,298
Debentures	-	103,684	89,617	962,587	30,991,013	32,146,901
Eurobonds	-	6	22	159,780	-	159,808
Promissory Notes - NP	-	281,800	657,374	217,168	24,512	1,180,854
Real Estate Credit Notes - CCI	-	-	2,709	5,363	14,229	22,301
Agribusiness Receivables Certificates - CDCA	-	33	-	4,769	-	4,802
Certificates of Real Estate Receivables - CRI	-	11,276	102,550	-	1,178,369	1,292,195
Total	2,696,256	739,551	6,661,380	28,528,828	37,064,598	75,690,613

						Consolidated
					March 31, 2011	December 31, 2010
				Adjustment	Carrying	Carrying
Available-for-Sale Securities			Cost	to Fair Value - Equity	Amount	Amount
Government Securities			40,706,541	114,168	40,820,709	37,506,747
Treasury Certificates - CFT			100,125	4,953	105,078	99,863
Securitized Credit			1,332	653	1,985	1,943
National Treasury Bills - LTN			6,859,741	(26,950)	6,832,791	6,911,363
Treasury Bills - LFT			3,840,160	281	3,840,441	2,819,367
National Treasury Notes - NTN A			108,076	2,930	111,006	115,490
National Treasury Notes - NTN B			765,447	7,478	772,925	696,742
National Treasury Notes - NTN C			727,420	355,582	1,083,002	1,100,540
National Treasury Notes - NTN F			27,413,123	(230,039)	27,183,084	24,883,688
National Treasury Notes - NTN P			111	(7)	104	102
Agricultural Debt Securities - TDA			33	-	33	-
Foreign Government Securities			390,676	-	390,676	379,341
Debentures (1)			500,297	(713)	499,584	291,011
Promissory Notes - NP (1)			-	-	-	207,297
Private Securities			9,153,101	91,169	9,244,270	7,866,238
Shares			841,704	125,588	967,292	889,877
Receivables Investment Fund - FIDC (2)			1,713,666	-	1,713,666	1,452,770
Investment Fund Shares in Participation - FIP			15,298	-	15,298	11,589
Debentures			3,881,438	6,616	3,888,054	3,271,750
Eurobonds			161,461	(1,653)	159,808	164,286
Promissory Notes - NP			1,181,228	(374)	1,180,854	681,460
Real Estate Credit Notes - CCI			21,264	1,037	22,301	25,676
Agribusiness Receivables Certificates - CDCA			5,367	(565)	4,802	4,683
Certificates of Real Estate Receivables - CRI			1,331,675	(39,480)	1,292,195	1,364,147
Total			49,859,642	205,337	50,064,979	45,372,985

Consolidated
							March 31, 2011
Available-for-Sale Securities		Without	Up to	From 3 to	From 1 to	Over
by Maturity		maturity	3 months	12 months	3 years	3 years	Total
Government Securities		-	368,842	6,813,968	28,222,254	5,415,645	40,820,709
Treasury Certificates - CFT		-	-	-	104,667	411	105,078
Securitized Credit		-	-	-	-	1,985	1,985
National Treasury Bills - LTN		-	-	-	6,832,791	-	6,832,791
Treasury Bills - LFT		-	9,896	439,861	3,052,109	338,575	3,840,441
National Treasury Notes - NTN A		-	1,912	-	-	109,094	111,006
National Treasury Notes - NTN B		-	47,816	45,612	-	679,497	772,925
National Treasury Notes - NTN C		-	-	9,199	-	1,073,803	1,083,002
National Treasury Notes - NTN F		-	-	5,935,780	18,035,024	3,212,280	27,183,084
National Treasury Notes - NTN P		-	-	-	104	-	104
Agricultural Debt Securities - TDA		-	22	1	10	-	33
Foreign Government Securities		-	10,617	380,059	-	-	390,676
Debentures (1)		-	298,579	3,456	197,549	-	499,584
Private Securities		2,696,256	396,799	852,272	1,349,667	3,949,276	9,244,270
Shares		967,292	-	-	-	-	967,292
Receivables Investment Fund - FIDC (2)		1,713,666	-	-	-	-	1,713,666
Investment Fund Shares in Participation - FIP		15,298	-	-	-	-	15,298
Debentures		-	103,684	89,617	962,587	2,732,166	3,888,054
Eurobonds		-	6	22	159,780	-	159,808
Promissory Notes - NP		-	281,800	657,374	217,168	24,512	1,180,854
Real Estate Credit Notes - CCI		-	-	2,709	5,363	14,229	22,301
Agribusiness Receivables Certificates - CDCA		-	33	-	4,769	-	4,802
Certificates of Real Estate Receivables - CRI		-	11,276	102,550	-	1,178,369	1,292,195
Total		2,696,256	765,641	7,666,240	29,571,921	9,364,921	50,064,979
(1) Issue of mixed capital company.

(2) Receivables Investment Fund (FIDC) shares are calculated based on the value of the receivables and other financial assets in the respective portfolios, less respective provisions that take into consideration aspects related to the debtors, their guarantors and the corresponding transaction’s characteristics, according to accounting standards and practices for evaluating credits.

IV) Held-to-Maturity Securities

							Bank
							March 31, 2011
							by Maturity
Held-to-Maturity		Cost/Carrying Amount	Up to	From 3 to	From 1 to	Over
Securities (1)	March 31, 2011	December 31, 2010	3 months	12 months	3 years	3 years	Total
Government
Securities	916,478	921,225	941	11,439	1,587	902,511	916,478
National Treasury
Notes - NTN C	912,045	915,858	-	9,797	-	902,248	912,045
National Treasury
Notes - NTN I	4,433	5,367	941	1,642	1,587	263	4,433
Total	916,478	921,225	941	11,439	1,587	902,511	916,478

							Consolidated
							March 31, 2011
							by Maturity
Held-to-Maturity		Cost/Carrying Amount	Up to	From 3 to	From 1 to	Over
Securities (1)	March 31, 2011	December 31, 2010	3 months	12 months	3 years	3 years	Total
Government
Securities	1,828,815	1,828,549	941	26,161	1,587	1,800,126	1,828,815
National Treasury
Notes - NTN B	245,393	242,246	-	2,404	-	242,989	245,393
National Treasury
Notes - NTN C	1,578,989	1,580,936	-	22,115	-	1,556,874	1,578,989
National Treasury
Notes - NTN I	4,433	5,367	941	1,642	1,587	263	4,433
Total	1,828,815	1,828,549	941	26,161	1,587	1,800,126	1,828,815
(1) Market value of held-to-maturity securities is R$1,498,868 in the Bank and R$2,506,691 in the Consolidated (31/12/2010 - R$1,532,540 in the Bank and R$2,542,832 in the Consolidated).

In accordance with Bacen Circular 3,068/2001, article 8, Banco Santander has the positive intent and ability to hold to maturity the securities classified as held-to-maturity securities.

The fair value of securities is computed based on the average quotation on organized markets and their estimated cash flows, discounted to present value using the applicable interest rate, which are considered representative of the market conditions at the balance sheet date.

The principal interest rates are obtained from futures and swap contracts traded on the BM&FBovespa. Adjustments to these curves are made whenever certain points are considered illiquid or when, for unusual reasons, they do not fairly represent market conditions.

V) Financial Income - Securities Transactions

					Bank		Consolidated
				March 31, 2011	March 31, 2010	March 31, 2011	March 31, 2010
Income From Fixed-income Securities				2,055,755	2,120,481	1,313,580	1,582,736
Income From Interbank Investments				1,118,667	1,199,676	550,413	818,810
Income From Variable-income Securities				(104,474)	(319)	(104,894)	(501)
Other				76,021	13,372	47,998	15,798
Total				3,145,969	3,333,210	1,807,097	2,416,843

b) Derivatives Financial Instruments

I) Derivatives Recorded in Memorandum and Balance Sheets

					Bank
			March 31, 2011			December 31, 2010
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Swap		213,087	606,461		232,379	573,354
Asset	86,293,807	11,279,479	11,528,138	90,149,182	18,183,537	18,446,365
CDI (Interbank Deposit Rates)	32,531,990	10,199,685	10,501,631	37,449,537	16,551,929	16,827,940
Fixed Interest Rate - Reais (1)	4,325,031	1,079,794	1,026,507	4,085,620	1,631,608	1,618,425
Indexed to Price and Interest Rates	13,803,593	-	-	11,662,920	-	-
Indexed to Foreign Currency	35,617,790	-	-	36,923,396	-	-
Other Indexes	15,403	-	-	27,709	-	-
Liabilities	86,080,720	(11,066,392)	(10,921,677)	89,916,803	(17,951,158)	(17,873,011)
CDI (Interbank Deposit Rates)	22,332,305	-	-	20,897,608	-	-
Fixed Interest Rate - Reais	3,245,237	-	-	2,454,012	-	-
Indexed to Price and Interest Rates	17,462,168	(3,658,575)	(3,267,068)	15,021,487	(3,358,567)	(3,084,207)
Indexed to Foreign Currency (1)	42,772,688	(7,154,898)	(7,405,670)	51,291,086	(14,367,690)	(14,575,828)
Other Indexes	268,322	(252,919)	(248,939)	252,610	(224,901)	(212,976)
Options	269,405,096	(32,963)	(40,540)	363,704,337	(104,811)	(139,222)
Purchased Position	116,911,637	197,229	158,178	166,047,798	236,074	210,232
Call Option - US Dollar	1,278,949	16,632	7,098	3,594,587	58,198	58,218
Put Option - US Dollar	2,269,312	20,240	42,688	1,627,126	21,356	43,853
Call Option - Other (2)	76,453,635	121,091	81,353	94,486,883	101,476	72,435
Put Option - Other (2)	36,909,741	39,266	27,039	66,339,202	55,044	35,726
Sold Position	152,493,459	(230,192)	(198,718)	197,656,539	(340,885)	(349,454)
Call Option - US Dollar	3,474,310	(33,767)	(31,998)	4,162,415	(70,646)	(91,393)
Put Option - US Dollar	4,068,773	(18,983)	(24,317)	2,967,037	(16,312)	(8,485)
Call Option - Other (2)	108,929,504	(144,142)	(119,847)	109,013,279	(147,931)	(131,015)
Put Option - Other (2)	36,020,872	(33,300)	(22,556)	81,513,808	(105,996)	(118,561)
Futures Contracts	72,828,516	-	-	94,302,441	-	-
Purchased Position	26,597,477	-	-	50,679,903	-	-
Exchange Coupon (DDI)	4,655,153	-	-	2,856,706	-	-
Interest Rates (DI1 and DIA)	16,575,988	-	-	47,296,910	-	-
Foreign Currency	4,950,900	-	-	171,136	-	-
Indexes (3)	293,210	-	-	267,987	-	-
Treasury Bonds/Notes	102,222	-	-	59,975	-	-
Other	20,004	-	-	27,189	-	-
Sold Position	46,231,039	-	-	43,622,538	-	-
Exchange Coupon (DDI)	13,365,385	-	-	5,504,291	-	-
Interest Rates (DI1 and DIA)	31,765,952	-	-	33,908,636	-	-
Foreign Currency	332,314	-	-	3,862,750	-	-
Indexes (3)	262	-	-	205,387	-	-
Treasury Bonds/Notes	767,126	-	-	141,474	-	-
Forward Contracts and Others	15,504,588	(550,093)	(398,699)	14,332,682	(459,223)	(283,864)
Purchased Commitment	7,605,313	(95,629)	(137,253)	6,561,234	44,204	(78,006)
Currencies	7,601,216	(95,629)	(137,253)	6,559,748	44,204	(78,006)
Other	4,097	-	-	1,486	-	-
Sell Commitment	7,899,275	(454,464)	(261,446)	7,771,448	(503,427)	(205,858)
Currencies	7,886,144	(462,975)	(270,124)	7,759,347	(513,819)	(216,147)
Other	13,131	8,511	8,678	12,101	10,392	10,289

						Consolidated
			March 31, 2011			December 31, 2010
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Swap		197,227	589,505		214,965	553,953
Asset	86,139,985	11,207,369	11,455,393	89,974,142	18,112,297	18,374,023
CDI (Interbank Deposit Rates)	32,465,789	10,215,196	10,517,142	37,384,081	16,589,276	16,865,287
Fixed Interest Rate - Reais (1)	4,237,410	992,173	938,251	3,976,036	1,523,021	1,508,736
Indexed to Price and Interest Rates	13,803,593	-	-	11,662,920	-	-
Indexed to Foreign Currency	35,617,790	-	-	36,923,396	-	-
Other Indexes	15,403	-	-	27,709	-	-
Liabilities	85,942,758	(11,010,142)	(10,865,888)	89,759,177	(17,897,332)	(17,820,070)
CDI (interbank deposit rates)	22,250,593	-	-	20,794,805	-	-
Fixed Interest Rate - Reais	3,245,237	-	-	2,453,015	-	-
Indexed to Price and Interest Rates	17,462,168	(3,658,575)	(3,267,068)	15,021,487	(3,358,567)	(3,084,207)
Indexed to Foreign Currency (1)	42,716,438	(7,098,648)	(7,349,881)	51,237,260	(14,313,864)	(14,522,887)
Other Indexes	268,322	(252,919)	(248,939)	252,610	(224,901)	(212,976)
Options	269,315,575	(27,623)	(35,201)	363,612,753	(100,091)	(134,502)
Purchased Position	116,911,639	197,231	158,179	166,047,798	236,074	210,232
Call Option - US Dollar	1,278,949	16,632	7,098	3,594,587	58,198	58,218
Put Option - US Dollar	2,269,312	20,240	42,688	1,627,126	21,356	43,853
Call Option - Other (2)	76,453,637	121,093	81,354	94,486,883	101,476	72,435
Put Option - Other (2)	36,909,741	39,266	27,039	66,339,202	55,044	35,726

Sold Position	152,403,936	(224,854)	(193,380)	197,564,955	(336,165)	(344,734)
Call Option - US Dollar	3,474,310	(33,767)	(31,998)	4,162,415	(70,646)	(91,393)
Put Option - US Dollar	4,068,773	(18,983)	(24,317)	2,967,037	(16,312)	(8,485)
Call Option - Other (2)	108,839,981	(138,804)	(114,509)	108,921,695	(143,211)	(126,295)
Put Option - Other (2)	36,020,872	(33,300)	(22,556)	81,513,808	(105,996)	(118,561)
Futures Contracts	72,828,516	-	-	94,302,441	-	-
Purchased Position	26,597,477	-	-	50,679,903	-	-
Exchange Coupon (DDI)	4,655,153	-	-	2,856,706	-	-
Interest Rates (DI1 and DIA)	16,575,988	-	-	47,296,910	-	-
Foreign Currency	4,950,900	-	-	171,136	-	-
Indexes (3)	293,210	-	-	267,987	-	-
Treasury Bonds/Notes	102,222	-	-	59,975	-	-
Other	20,004	-	-	27,189	-	-
Sold Position	46,231,039	-	-	43,622,538	-	-
Exchange Coupon (DDI)	13,365,385	-	-	5,504,291	-	-
Interest Rates (DI1 and DIA)	31,765,952	-	-	33,908,636	-	-
Foreign Currency	332,314	-	-	3,862,750	-	-
Indexes (3)	262	-	-	205,387	-	-
Treasury Bonds/Notes	767,126	-	-	141,474	-	-
Forward Contracts and Others	15,504,588	(550,093)	(398,699)	14,332,682	(459,223)	(283,864)
Purchased Commitment	7,605,313	(95,629)	(137,253)	6,561,234	44,204	(78,006)
Currencies	7,601,216	(95,629)	(137,253)	6,559,748	44,204	(78,006)
Other	4,097	-	-	1,486	-	-
Sell Commitment	7,899,275	(454,464)	(261,446)	7,771,448	(503,427)	(205,858)
Currencies	7,886,144	(462,975)	(270,124)	7,759,347	(513,819)	(216,147)
Other	13,131	8,511	8,678	12,101	10,392	10,289
(1) Includes credit derivatives.
(2) Includes share options, indexes and commodities.
(3) Includes Bovespa and S&P indexes.

II) Derivatives Financial Instruments by counterparty

						Bank
						Notional
					March 31, 2011	December 31, 2010
			Related	Financial
		Customers	Parties	Institutions (1)	Total	Total
Swap		33,020,610	23,405,072	29,868,125	86,293,807	90,149,182
Options		291,767	574,618	268,538,711	269,405,096	363,704,337
Futures Contracts		-	-	72,828,516	72,828,516	94,302,441
Forward Contracts and Others		7,842,307	7,406,201	256,080	15,504,588	14,332,682

						Consolidated
						Notional
					March 31, 2011	December 31, 2010
			Related	Financial
		Customers	Parties	Institutions (1)	Total	Total
Swap		33,020,610	23,251,250	29,868,125	86,139,985	89,974,142
Options		291,768	485,096	268,538,711	269,315,575	363,612,753
Futures Contracts		-	-	72,828,516	72,828,516	94,302,441
Forward Contracts and Others		7,842,307	7,406,201	256,080	15,504,588	14,332,682
(1) Includes trades with the BM&FBovespa and other Securities and Commodities Exchanges.

III) Derivatives Financial Instruments by Maturity

						Bank
						Notional
					March 31, 2011	December 31, 2010
		Up to	From 3 to	Over
		3 months	12 months	12 months	Total	Total
Swap		11,516,547	27,735,657	47,041,603	86,293,807	90,149,182
Options		66,625,098	201,313,101	1,466,897	269,405,096	363,704,337
Futures Contracts		12,121,514	39,285,523	21,421,479	72,828,516	94,302,441
Forward Contracts and Others		7,916,434	5,432,423	2,155,731	15,504,588	14,332,682

						Consolidated
						Notional
					March 31, 2011	December 31, 2010
		Up to	From 3 to	Over
		3 months	12 months	12 months	Total	Total
Swap		11,494,696	27,630,554	47,014,735	86,139,985	89,974,142
Options		66,620,624	201,295,196	1,399,755	269,315,575	363,612,753
Futures Contracts		12,121,514	39,285,523	21,421,479	72,828,516	94,302,441
Forward Contracts and Others		7,916,434	5,432,423	2,155,731	15,504,588	14,332,682

IV) Derivatives by Trade Market

						Bank
						Notional
					March 31, 2011	December 31, 2010
		Exchange (1)	Cetip (2)	Over the Counter	Total	Total
Swap		29,734,598	36,426,494	20,132,715	86,293,807	90,149,182
Options		269,063,807	86,952	254,337	269,405,096	363,704,337
Futures Contracts		72,828,516	-	-	72,828,516	94,302,441
Forward Contracts and Others		8,705	10,553,824	4,942,059	15,504,588	14,332,682

						Consolidated
						Notional
					March 31, 2011	December 31, 2010
		Exchange (1)	Cetip (2)	Over the Counter	Total	Total
Swap		29,668,397	36,338,873	20,132,715	86,139,985	89,974,142
Options		269,063,808	86,952	164,815	269,315,575	363,612,753
Futures Contracts		72,828,516	-	-	72,828,516	94,302,441
Forward Contracts and Others		8,705	10,553,824	4,942,059	15,504,588	14,332,682
(1) Includes trades with the BM&FBovespa and other securities and commodities exchanges.
(2) Includes amount traded on other clearinghouses.

V) Credit Derivatives

The Bank enters into credit derivatives to reduce or eliminate its exposure to specific risks arising from the purchase or sale of assets associated with the credit portfolio management.

In the Bank and Consolidated, the volume of credit derivatives with total return rate - credit risk received corresponds to R$483,599 of cost (December 31, 2010 - R$495,066) and R$434,062 of fair value (December 31, 2010 - R$444,330). During the period there were no credit events related to events provided for in the contracts.

Required base capital used amounted to R$12,208 (December 31, 2010 - R$8,121).

VI) Derivatives Used as Hedge Instruments

Derivatives used as hedges by index are as follows:

a) Market risk hedge

						Bank/Consolidated
			March 31, 2011			December 31, 2010
			Adjustment			Adjustment
Hedge instruments	Cost	Fair Value	to Fair value	Cost	Fair Value	to Fair value
Swap Contracts	129,620	127,394	(2,226)	118,348	115,527	(2,821)
Asset	554,448	562,098	7,650	549,276	557,765	8,489
Interbank Deposit Rates - CDI	416,907	418,876	1,969	424,211	426,851	2,640
Indexed to Foreign Currency - Libor - US Dollar	137,541	143,222	5,681	125,065	130,914	5,849
Liabilities	(424,828)	(434,704)	(9,876)	(430,928)	(442,238)	(11,310)
Indexed to Foreign Currency - US Dollar	(287,084)	(291,187)	(4,103)	(305,837)	(311,367)	(5,530)
Indexed to Foreign Currency - Fixed Interest - US Dollar	(137,744)	(143,517)	(5,773)	(125,091)	(130,871)	(5,780)

Hedge Object	425,269	434,720	9,451	429,896	443,446	13,550
Credit Portfolio	425,269	434,720	9,451	429,896	443,446	13,550
Indexed to Foreign Currency - US Dollar	286,250	291,203	4,953	304,794	311,381	6,587
Indexed to Foreign Currency - Fixed Interest - US Dollar	139,019	143,517	4,498	125,102	132,065	6,963

b) Cash Flow Hedge

There are cash flow hedges - Future DI in the Bank and Consolidated, with notional value of R$7,165,189 in December 31, 2010. The mark-to-market effect  is recorded in stockholders’ equity and corresponds to a debit of R$186,578, net of taxes. The curve value and the fair values of transactions classified as hedges, Bank Certificates of Deposit (CDBs) is R$7,385,636.

The effectiveness obtained for the hedge portfolio as of December 31, 2010 is compliant with Bacen’s requirements and no ineffective portion was identified to be recorded in income for the year.

In the first quarter of 2011, due to the business strategy, the structures of cash flow hedge wich had as object certificate of deposits (CDB) were discontinued.The net effect disclosed as debt in equity will be amortized until January 2012, the remainig term of the hedging instruments.

VII) Derivatives Financial Instruments Pledged as Guarantee

The amounts pledged to guarantee own and third parties derivative transactions traded on BM&FBovespa in the Bank and Consolidated are comprised of federal government securities in the amount of R$4,958,270 (December 31, 2010 - R$4,171,458) in  the Bank and R$5,107,523 (December 31,2010 -  R$4,316,863) in Consolidated.

VIII) Derivatives Financial Instruments Recorded in Assets and Liabilities

		Bank		Consolidated
	March 31, 2011	December 31, 2010	March 31, 2011	December 31, 2010
Assets
Swap Differentials Receivable (1)	4,612,188	4,455,180	4,595,168	4,435,651
Option Premiums to Exercise	158,178	210,232	158,179	210,232
Forward Contracts and others	349,084	351,716	349,084	351,716
Total	5,119,450	5,017,128	5,102,431	4,997,599

Liabilities
Swap Differentials Payable (1)	3,878,333	3,766,299	3,878,269	3,766,171
Option Premiums Launched	198,718	349,454	193,380	344,734
Forward Contracts and others	747,783	635,580	747,783	635,580
Total	4,824,834	4,751,333	4,819,432	4,746,485
(1) Includes swap options, credit and embedded derivatives.

c) Financial Instruments - Sensitivity Analysis

The risk management is focused on portfolios and risk factors pursuant to Bacen’s regulations and good international practices.

As in the management of market risk exposure, financial instruments are segregated into trading and banking portfolios according to the best market practices and the transaction classification and capital management criteria of the Basel II New Standardized Approach of Bacen. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Accordingly, based on the nature of the Banco Santander’s activities, the sensitivity analysis was presented for trading and banking portfolios.

The table below summarizes the stress values generated by the Banco Santander’s corporate systems, related to the trading portfolio, for each one of the portfolio scenarios as of March 31, 2011.

Trading Portfolio
Risk Factor		Scenario 1	Scenario 2	Scenario 3
Coupon - US Dollar		8,089	17,471	23,933
Coupon - Other Currencies		(1,597)	(15,973)	(79,866)
Fixed Interest Rate - Reais		14,073	140,730	703,648
Shares and Indices		(9,986)	(24,965)	(49,930)
Inflation		(20,520)	(205,196)	(1,025,980)
Total (1)		(9,941)	(87,933)	(428,195)
(1) Amounts net of taxes.

The table below summarizes the stress values generated by the Banco Santander’s corporate systems, related to the banking portfolio, for each one of the portfolio scenarios as of March 31, 2011.

Portfolio Banking
Risk Factor		Scenario 1	Scenario 2	Scenario 3
Coupon - US Dollar		981	9,812	49,061
TR and Long-term Interest Rate (TJLP)		2,537	25,374	126,869
Fixed Interest Rate - Reais		(31,536)	(315,360)	(1,576,798)
Inflation		(1,314)	(13,135)	(65,677)
Total (1) (2)		(29,332)	(293,309)	(1,466,545)
(1) Capital market value was calculated with 1.5 year maturity.
(2) Amounts net of taxes.

Scenarios 2 and 3 above consider the deterioration situations established in CVM Instruction 475, considered as of low probability. According to the strategy defined by Management, if signs of deterioration are detected, actions are taken to minimize possible impacts.

Scenario 1: usually reported in daily reports and corresponds to a shock above 10 base points on the interest and foreign currencies coupon curves, plus a  shock of 10% on the currency and stock market spot positions (depreciation of the Brazilian Real and fall of the Bovespa index), and a shock above10 base points on the volatility surface of currencies used to price options.

Scenario 2: corresponds to a shock above 100 base points on the interest and foreign currency coupon curves, plus a shock of 25% on the currency and stock market spot positions (depreciation of the Brazilian Real and fall of the Bovespa index), and a shock above 100 base points on the volatility surface of currencies used to price options.

Scenario 3: corresponds to a shock above 500 base points on the interest and foreign currency coupon curves, plus a shock of 50% on the currency and stock market spot positions (depreciation of the Brazilian Real and fall of the Bovespa index), and a shock above 500 base points on the volatility surface of currencies used to price options.

US dollar coupon: all products with price changes tied to changes in the US currency and the US dollar interest rate.

Other currencies coupon: all products with price changes tied to changes in any currency other than the US dollar and the US dollar interest rate.

TR and TJLP: all products with price changes tied to changes in the TR and TJLP.

Fixed rate - in Brazilian Reais: all products with price changes tied to changes in interest rate in Brazilian Reais.

Equities and rates: stock market indexes, shares and options tied to share rates or the shares themselves.

Inflation: all products with price changes tied to changes in inflation coupons and inflation indices.

Others: any other product that does not fit in the classifications above.

7. Interbank Accounts

Composed of restricted deposits with the Bacen to meet compulsory obligations for demand deposits, savings deposits and time deposits, and payments and receipts pending settlement, represented by checks and other documents sent to clearinghouses (assets and liabilities).

8. Credit Portfolio and Allowance for Losses

a) Credit Portfolio

		Bank		Consolidated
	March 31, 2011	December 31, 2010	March 31, 2011	December 31, 2010
Lending operations	129,072,245	124,542,064	147,830,123	141,781,265
Loans and Discounted Receivables	77,662,583	75,066,696	77,673,923	75,081,566
Financing (1)	33,873,243	32,477,608	52,619,781	49,701,939
Rural, Agricultural and Industrial Financing	4,703,403	4,885,915	4,703,403	4,885,915
Real Estate Financing	12,808,887	12,090,018	12,808,887	12,090,018
Securities Financing	24,129	21,827	24,129	21,827
Leasing Operations	312,254	381,532	9,782,184	10,742,631
Advances on Foreign Exchange Contracts (2) (Note 9)	2,038,830	2,022,439	2,038,830	2,022,439
Other Receivables (3)	8,690,231	9,298,127	10,259,431	10,832,484
Total	140,113,560	136,244,162	169,910,568	165,378,819
Current	66,849,108	68,999,692	81,372,217	83,242,939
Long-term	73,264,452	67,244,470	88,538,351	82,135,880

(1)  During the first quarter, the Bank, through its branch in Grand Cayman, has acquired Banco Santander Spain, under common condition, portfolio consists of contracts for financing and export credit and import-related transactions entered into with customers in Brazil or their foreign affiliates amounting updated on March 31, 2011 of R$875.9 million, equivalent to R$1,426.5 million.

(2) Classified as a reduction of “Other payables”.

(3) It is comprised by credit guarantee, other receivable - others (Debtors for Purchase of Assets and Notes and Credits Receivable - Note 12) and income receivable over foreign exchange contracts (Note 9).

b) Credit Portfolio by maturity

		Bank		Consolidated
	March 31, 2011	December 31, 2010	March 31, 2011	December 31, 2010
Overdue	7,838,775	5,552,365	8,415,608	6,063,130
Due to:
Up to 3 Months	28,425,325	25,828,999	33,216,537	30,852,919
From 3 to 12 Months	38,423,783	43,170,693	48,155,680	52,390,020
Over 12 Months	65,425,677	61,692,105	80,122,743	76,072,750
Total	140,113,560	136,244,162	169,910,568	165,378,819

c) Lease Portfolio at Present Value

		Bank		Consolidated
	March 31, 2011	December 31, 2010	March 31, 2011	December 31, 2010
Gross Investment in Lease Transactions	381,747	475,869	12,376,180	13,730,897
Lease Receivables	149,373	185,931	8,140,363	8,959,762
Unrealized Residual Values (1)	232,374	289,938	4,235,817	4,771,135
Unearned Income on Lease	(147,226)	(183,284)	(7,915,093)	(8,720,671)
Offsetting Residual Values	(232,374)	(289,938)	(4,235,817)	(4,771,135)
Leased Property and Equipment	870,451	918,226	21,734,728	22,591,123
Accumulated Depreciation	(623,219)	(610,301)	(12,819,974)	(12,613,069)
Excess Depreciation	571,091	582,230	10,012,335	10,116,839
Losses on Unamortized Lease	28	22	168,869	166,555
Advances for Guaranteed Residual Value	(508,244)	(511,292)	(9,586,779)	(9,804,968)
Other Assets	-	-	47,735	47,060
Total of Lease Portfolio at Present Value	312,254	381,532	9,782,184	10,742,631
(1) Guaranteed residual value of lease agreements, net of advances.

Leasing unrealized financial income (income to appropriate related to minimum payments to receive) is R$69,493 (December 31, 2010 - R$94,337) in the Bank and R$2,593,996 (December 31, 2010 - R$2,988,266) in the Consolidated.

As of March 31, 2011 and December 31, 2010 there were no individually material agreements or commitments for lease contracts.

Report per Lease Portfolio Maturity at Present Value

		Bank		Consolidated
	March 31, 2011	December 31, 2010	March 31, 2011	December 31, 2010
Overdue	9,352	16,609	219,485	230,503
Due to:
Up to 1 year	153,684	175,067	4,749,938	5,066,395
From 1 to 5 years	149,209	189,854	4,810,664	5,443,145
Over 5 years	9	2	2,097	2,588
Total	312,254	381,532	9,782,184	10,742,631

d) Credit Portfolio by Business Sector

					Bank		Consolidated
				March 31, 2011	December 31, 2010	March 31, 2011	December 31, 2010
Private Sector				139,901,694	136,026,465	169,687,088	165,149,749
Industrial				26,952,716	27,739,045	27,561,881	28,399,822
Commercial				14,333,051	11,712,163	16,573,444	13,599,511
Financial Institutions				363,769	114,246	366,494	117,296
Services and Other (1)				38,253,289	39,630,142	40,348,944	41,853,711
Individuals				55,295,466	51,944,954	80,132,922	76,293,494
Credit Cards				10,758,204	10,760,022	10,758,204	10,760,022
Mortgage Loans				7,109,007	6,698,125	7,109,007	6,698,125
Payroll Loans				10,200,408	9,599,952	10,200,408	9,599,952
Financing and Vehicles Lease				3,260,416	3,458,048	26,430,941	26,148,770
Other				23,967,431	21,428,807	25,634,362	23,086,625
Agricultural				4,703,403	4,885,915	4,703,403	4,885,915
Public sector				211,866	217,697	223,480	229,070
Federal				5,810	7,340	5,810	7,340
State				198,504	204,283	200,898	206,690
Municipal				7,552	6,074	16,772	15,040
Total				140,113,560	136,244,162	169,910,568	165,378,819
(1) Includes the activities of mortgage companies - business plan, transportation services, health, personal and others.

e) Classification of Credit Portfolio by Risk Level and Respective Allowance for Loan Losses

							Bank
					Credit Portfolio
	Minimum Allowance			March 31, 2011	December 31, 2010		Allowance Required
Risk level	Required (%)	Current	Past due (1)	Total	Total	March 31, 2011	December 31, 2010
AA	-	57,282,929	-	57,282,929	51,963,423	-	-
A	0.5%	55,918,069	-	55,918,069	55,945,064	279,590	279,725
B	1%	6,070,832	1,936,096	8,006,928	11,337,705	80,069	113,377
C	3%	3,992,826	2,954,362	6,947,188	6,314,026	208,416	189,421
D	10%	1,476,910	1,665,020	3,141,930	2,597,841	314,193	259,784
E	30%	160,622	996,410	1,157,032	1,149,091	347,110	344,728
F	50%	177,353	1,257,956	1,435,309	1,646,458	717,655	823,229
G	70%	53,838	1,056,365	1,110,203	1,121,781	777,142	785,247
H	100%	186,802	4,927,170	5,113,972	4,168,773	5,113,972	4,168,773
Total		125,320,181	14,793,379	140,113,560	136,244,162	7,838,147	6,964,284
Additional Provision (2)						724,141	676,612
Total Provision						8,562,288	7,640,896

							Consolidated
					Credit Portfolio
	Minimum Allowance			March 31, 2011	December 31, 2010		Allowance Required
Risk level	Required (%)	Current	Past due (1)	Total	Total	March 31, 2011	December 31, 2010
AA	-	58,607,262	-	58,607,262	53,108,375	-	-
A	0.5%	79,792,149	-	79,792,149	78,483,778	398,961	392,419
B	1%	6,493,853	3,145,166	9,639,019	13,694,527	96,390	136,945
C	3%	4,253,812	4,077,304	8,331,116	7,903,423	249,933	237,103
D	10%	1,571,786	2,010,217	3,582,003	3,015,508	358,200	301,551
E	30%	167,695	1,221,737	1,389,432	1,361,776	416,830	408,533
F	50%	177,933	1,432,372	1,610,305	1,803,663	805,153	901,832
G	70%	54,009	1,191,434	1,245,443	1,253,452	871,810	877,416
H	100%	188,960	5,524,879	5,713,839	4,754,317	5,713,839	4,754,317
Total		151,307,459	18,603,109	169,910,568	165,378,819	8,911,116	8,010,116
Additional Provision (2)						773,886	714,328
Total Provision						9,685,002	8,724,444
(1) Includes current and past-due operations.
(2) The additional allowance is recognized based on the Management’s risk assessment, the expected realization of the loan portfolio, and the current regulatory requirements.

f) Changes in Allowance for Loan Losses

					Bank		Consolidated
				March 31, 2011	March 31, 2010	March 31, 2011	March 31, 2010
Balance at beginning of year				7,640,896	8,293,755	8,724,444	9,462,570
Allowances Recognized				2,405,729	2,150,269	2,745,112	2,338,091
Write-offs				(1,484,337)	(2,311,049)	(1,784,348)	(2,460,999)
Other Changes				-	-	(206)	647
Balance at end of year (1)				8,562,288	8,132,975	9,685,002	9,340,309
Current				1,699,356	1,413,343	2,123,299	1,874,606
Long-term				6,862,932	6,719,632	7,561,703	7,465,703
Recoveries Accumulated in the Period (2)				572,745	193,641	603,539	219,389
(1) Includes allowance for lease portfolio: R$27,246 (March 31, 2010 - R$55,334) in the Bank and R$524,226 (March 31, 2010 - R$680,749) in the Consolidated.

(2) It is recorded as financial income in the items lending operations and leasing operations. In the quarter ended on March 31, 2010, it includes results of assigment without recourse, related to the prior operations written-off, in the amount of R$44,872 in the Bank and Consolidated.

g) Credit Portfolio Concentration

				Consolidated
Credit Portfolio and Credit Guarantees (1), Securities (2)	March 31, 2011		December 31, 2010
and Derivatives Financial Instruments (3)	Risk	%	Risk	%
Biggest Debtor	7,849,792	3.7%	7,961,075	3.8%
10 Biggest	21,351,031	10.0%	21,502,608	10.3%
20 Biggest	29,133,626	13.6%	29,342,272	14.0%
50 Biggest	44,364,479	20.7%	44,470,508	21.2%
100 Biggest	57,652,920	26.9%	57,911,217	27.6%
(1) Includes portions of loans to release of the business plan.
(2) Refers to debentures, promissory notes and CRI.
(3) Refers to credit derivatives risk.

9. Foreign Exchange Portfolio

				Bank/Consolidated
			March 31, 2011	December 31, 2010
Assets
Rights to Foreign Exchange Sold			12,851,730	9,813,642
Exchange Purchased Pending Settlement			13,377,376	10,403,708
Advances in Local Currency			(169,049)	(93,237)
Income Receivable from Advances and Importing Financing (Note 8.a)			41,550	48,067
Foreign Exchange and Term Documents in Foreign Currencies			92,203	17,561
Total			26,193,810	20,189,741
Current			25,558,695	20,055,172
Long-term			635,115	134,569
Liabilities
Exchange Sold Pending Settlement			12,577,496	9,698,410
Foreign Exchange Purchased			13,687,793	10,538,425
Advances on Foreign Exchange Contracts (Note 8.a)			(2,038,830)	(2,022,439)
Others			13,307	10,349
Total			24,239,766	18,224,745
Current			23,711,909	18,138,328
Long-term			527,857	86,417
Memorandum accounts
Open Import Credits			406,303	439,502
Confirmed Export Credits			6,998	24,711

10. Trading Account

		Bank		Consolidated
	March 31, 2011	December 31, 2010	March 31, 2011	December 31, 2010
Assets
Financial Assets and Pending Settlement Transactions	148,198	276,711	148,198	281,745
Debtors Pending Settlement	31,824	4,007	228,585	98,144
Stock Exchanges - Guarantee Deposits	337,377	365,151	337,796	365,151
Records and Settlement	-	-	215	124,552
Other	83	83	83	83
Total	517,482	645,952	714,877	869,675
Current	517,482	645,952	714,877	869,675

Liabilities
Financial Assets and Pending Settlement Transactions	126,122	198,762	126,327	198,762
Creditors Pending Settlement	54,571	9,951	208,712	226,807
Creditors for Loan of Shares	121,093	37,448	121,093	37,448
Clearinghouse Transactions	-	-	39,990	525
Records and Settlement	1,734	1,345	3,126	3,494
Total	303,520	247,506	499,248	467,036
Current	303,520	247,484	499,248	467,014
Long-term	-	22	-	22

11. Tax Credits

a) Nature and Origin of Recorded Tax Credits

							Bank
				December 31, 2010	Recognition	Realization	March 31, 2011
Allowance for Loan Losses				3,987,213	955,816	(1,026,845)	3,916,184
Reserve for Civil Contingencies				578,053	23,739	(24,788)	577,004
Reserve for Tax Contingencies				1,965,458	212,710	(8,777)	2,169,391
Reserve for Labor Contingencies				1,011,718	146,550	(98,856)	1,059,412
Amortized Goodwill				189,020	-	(18,065)	170,955
Adjustment to Fair Value of Trading Securities and Derivatives (1)				1,762,752	-	(561,157)	1,201,595
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)				92,408	81,213	-	173,621
Accrual for Pension Plan				301,201	1,356	-	302,557
Profit Sharing, Bonuses and Personnel Gratuities				272,942	118,173	(287,234)	103,881
Other Temporary Provisions				1,717,343	-	(93,648)	1,623,695
Total Tax Credits on Temporary Differences				11,878,108	1,539,557	(2,119,370)	11,298,295
Tax Loss Carryforwards				152,806	-	(2,695)	150,111
Social Contribution Tax - Executive Act 2,158/2001				727,290	-	(53,197)	674,093
Total Tax Credits				12,758,204	1,539,557	(2,175,262)	12,122,499
Unrecorded Tax Credits (2)				(1,427,846)	-	101,472	(1,326,374)
Subtotal - Recorded Tax Credits				11,330,358	1,539,557	(2,073,790)	10,796,125
Current				4,925,931			4,794,400
Long-term				6,404,427			6,001,725

							Consolidated
				December 31, 2010	Recognition	Realization	March 31, 2011
Allowance for Loan Losses				4,742,363	1,045,730	(1,092,493)	4,695,600
Reserve for Civil Contingencies				612,984	31,606	(29,876)	614,714
Reserve for Tax Contingencies				2,324,538	258,952	(16,823)	2,566,667
Reserve for Labor Contingencies				1,048,747	151,502	(102,715)	1,097,534
Amortized Goodwill				196,963	-	(18,065)	178,898
Adjustment to Fair Value of Trading Securities and Derivatives (1)				1,763,688	244	(561,528)	1,202,404
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)				94,875	84,381	(177)	179,079
Accrual for Pension Plan				301,201	1,356	-	302,557
Profit Sharing, Bonuses and Personnel Gratuities				289,289	125,039	(306,503)	107,825
Other Temporary Provisions				1,810,342	7,241	(96,296)	1,721,287
Total Tax Credits on Temporary Differences				13,184,990	1,706,051	(2,224,476)	12,666,565
Tax Loss Carryforwards				1,573,375	9,000	(65,988)	1,516,387
Social Contribution Tax - Executive Act 2,158/2001				741,436	-	(53,197)	688,239
Total Tax Credits				15,499,801	1,715,051	(2,343,661)	14,871,191
Unrecorded Tax Credits (2)				(1,552,411)	(41)	107,875	(1,444,577)
Subtotal - Recorded Tax Credits				13,947,390	1,715,010	(2,235,786)	13,426,614
Current				5,925,408			5,886,119
Long-term				8,021,982			7,540,495
(1) Includes tax credits IRPJ, CSLL, PIS and Cofins.

(2) Includes the unrecorded tax credit related to the increase in social contribution tax rate for financial institutions from 9% to 15%. The social contribution tax amount related to the tax rate increase is accrued in other payables - tax and social security (Note 19).

b) Expected Realization of Recorded Tax Credits

							Bank
							March 31, 2011
	Temporary Differences			Tax Loss
Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Total	Recorded
2011	2,570,087	1,526,980	49,637	-	-	4,146,704	3,946,484
2012	2,231,152	1,131,401	66,182	150,111	95,915	3,674,761	3,391,664
2013	1,316,388	763,266	19,258	-	88,877	2,187,789	1,943,874
2014	542,080	312,545	3,616	-	158,156	1,016,397	721,047
2015	279,213	156,186	3,616	-	205,179	644,194	495,260
2016 to 2018	93,355	46,652	904	-	125,966	266,877	207,175
2019 to 2020	95,770	52,096	-	-	-	147,866	90,621
2021 to 2023	7,258	3,081	-	-	-	10,339	-
2024 to 2025	4,839	2,054	-	-	-	6,893	-
After 2025	14,516	6,163	-	-	-	20,679	-
Total	7,154,658	4,000,424	143,213	150,111	674,093	12,122,499	10,796,125

							Consolidated
							March 31, 2011
	Temporary Differences			Tax Loss
Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Total	Recorded
2011	2,922,855	1,701,254	49,757	361,455	9,787	5,045,108	4,832,956
2012	2,443,665	1,263,735	66,343	624,010	100,274	4,498,027	4,212,652
2013	1,504,844	882,619	19,385	260,002	88,877	2,755,727	2,488,978
2014	599,818	348,556	3,733	223,020	158,156	1,333,283	970,364
2015	329,698	182,576	3,733	47,444	205,179	768,630	606,797
2016 to 2018	100,826	50,679	933	456	125,966	278,860	218,572
2019 to 2020	99,477	54,168	-	-	-	153,645	96,295
2021 to 2023	7,258	3,081	-	-	-	10,339	-
2024 to 2025	4,839	2,054	-	-	-	6,893	-
After 2025	14,516	6,163	-	-	-	20,679	-
Total	8,027,796	4,494,885	143,884	1,516,387	688,239	14,871,191	13,426,614
Due to differences between accounting, tax and corporate criteria, expected realization of tax credits should not be taken as indicative of future net income.

c) Present value of deferred tax credits

The total present value of tax credits is R$10,696,569 (December 31, 2010 - R$11,247,173) in the Bank and R$13,117,973 (December 31, 2010 - R$13,660,928) in the Consolidated and the present value of recorded tax credits is R$9,625,053 (December 31, 2010 - R$10,078,726) in the Bank and  R$11,951,432 (December 31, 2010 - R$12,392,856) in the Consolidated. The present value was calculated taking into account the expected realization of temporary differences, tax loss carryforwards, and social contribution tax at the rate of 18% (Executive Act 2,158/2001) and the average funding rate projected for the corresponding periods.

12. Other Receivables - Other

		Bank		Consolidated
	March 31, 2011	December 31, 2010	March 31, 2011	December 31, 2010
Notes and Credits Receivable (Nota 8.a)
Credit Cards	7,508,706	8,017,820	7,508,706	8,017,820
Receivables	875,227	962,506	2,435,362	2,487,428
Rural Product Notes (CPR)	142,450	131,128	142,450	131,128
Escrow Deposits for:
Tax Claims	3,352,399	3,210,473	4,478,322	4,203,900
Labor Claims	1,992,278	1,974,281	2,047,056	2,030,842
Other	630,738	559,145	765,710	698,969
Contract Guarantees - Former Controlling Stockholders (Note 22.h)	491,138	492,360	492,667	493,785
Recoverable Taxes	841,236	881,226	1,494,531	1,404,340
Reimbursable Payments	273,626	265,240	295,382	284,914
Salary Advances/Other	620,796	582,358	626,922	585,181
Debtors for Purchase of Assets (Note 8.a)	113,356	128,488	122,421	137,923
Receivable from Affiliates (Note 25.g)	327,284	85,014	752	308
Credit from Insurance Operations	-	-	432,856	148,206
Other	1,674,535	1,352,445	1,727,871	1,386,116
Total	18,843,769	18,642,484	22,571,008	22,010,860
Current	10,660,429	10,558,752	12,601,038	12,257,215
Long-term	8,183,340	8,083,732	9,969,970	9,753,645

13. Other Assets

Refer mainly to assets not for own use, consisting basically of properties and vehicles received as payment in kind.

14. Foreign Branches

The financial position of the Foreign Branch (Grand Cayman agency), converted at the exchange rate prevailing at the balance sheet date and included in the financial statements can be summarized as follows:

			March 31, 2011	December 31, 2010
Assets			37,342,044	37,284,194
Current and Long-term Assets			37,261,420	37,201,704
Cash			559,644	198,114
Interbank Investments			1,641,574	3,355,255
Securities and Derivatives Financial Instruments			15,351,249	15,464,809
Lending Operations (1)			17,308,602	15,680,858
Foreign Exchange Portfolio			1,820,479	1,903,839
Other Assets			579,872	598,829
Permanent Assets			80,624	82,490
Liabilities			37,342,044	37,284,194
Current and Long-term Liabilities			22,457,753	22,372,712
Deposits and Money Market Funding			2,750,983	5,303,744
Funds from Acceptance and Issuance of Securities			5,260,242	2,396,084
Borrowings and Onlendings (2)			9,428,058	9,526,032
Foreign Exchange Portfolio			1,784,799	2,009,250
Other Payables (3)			3,233,671	3,137,602
Deferred Income			18,327	13,638
Head Office's Equity			14,865,964	14,897,844
Net Income			304,020	807,290
(1) Refers mainly to export financing operations.
(2) Borrowings abroad regarding financing lines to exports and imports and other lines of credit.
(3) Includes sale of the right to receipt future flows of payment orders from abroad (Note 21).

15. Investments in Affiliates and Subsidiaries

						March 31, 2011
			Number of Shares or quotas owned
			Directly or Indirectly (in Thousands)
			Common Shares		Direct	Indirect
Investments		Activity	and Quotas	Preferred	Participation	Participation
Controlled by Banco Santander
Santander Seguros S.A. (Santander Seguros) (9)		Insurance and Pension Plan	5,625,778	5,625,397	100.00%	100.00%
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)		Leasing	11,043,796	-	78.57%	99.99%
Companhia de Arrendamento Mercantil RCI Brasil (RCI Leasing)		Leasing	65	32	39.88%	39.88%
Santander Brasil Asset Management Distribuidora de Títulos e
Valores Mobiliários S.A. (Santander Brasil Asset)		Manager	12,493,834	-	99.99%	100.00%
Santander Administradora de Consórcios Ltda. (Santander Consórcios)		Buying Club	3,000	-	100.00%	100.00%
Santander Brasil Administradora de Consórcio Ltda. (SB Consórcio)		Buying Club	92,925	-	100.00%	100.00%
Banco Bandepe S.A. (Banco Bandepe)		Bank	2,183,667,026	-	100.00%	100.00%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)		Financial	287,706,670	-	100.00%	100.00%
Companhia de Crédito, Financiamento e Investimento RCI
Brasil (RCI Brasil)		Financial	1	1	39.64%	39.64%
Santander Microcrédito Assessoria Financeira S.A. (Microcrédito) (1)		Microcredit	43,129,918	-	100.00%	100.00%
CRV Distribuidora de Títulos e Valores Mobiliários S.A. (CRV DTVM) (2)		Dealer	67	-	100.00%	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A.
(Santander CCVM)		Broker	10,209,903	10,209,903	99.99%	100.00%
Santander CHP S.A. (4)		Holding	1,324	-	96.56%	96.56%
Santander Advisory Services S.A. (Advisory)		Other Activities	446	-	100.00%	100.00%
Webmotors S.A.		Other Activities	348,253,362	17,929,313	100.00%	100.00%
Santander Getnet Serviços para Meios de Pagamento
S.A. (Santander Getnet)		Other Activities	8,000	-	50.00%	50.00%
Controlled by Santander Seguros
Santander Brasil Seguros S.A. (SB Seguros)		Insurance	70,284	-	-	100.00%
Santander Capitalização S.A. (Santander Capitalização)		Capitalization	64,615	-	-	100.00%
Controlled by Advisory
Santander S.A. Serviços Técnicos, Administrativos
e de Corretagem de Seguros (Santander Serviços) (10)		Insurance Broker	110,769,432	-	-	99.99%
Controlled by CRV DTVM (2)
Santander Securities (Brasil) Corretora de Valores
Mobiliários S.A. (Santander Securities)		Broker	344,283	77,225	-	100.00%
Jointly Controlled Companies
Araguari Real Estate Holding LLC		Holding	43,164	-	50.00%	50.00%
Cibrasec Companhia Brasileira de Securitização (Cibrasec)		Securitization	9	-	13.64%	13.64%
Norchem Participações e Consultoria S.A. (Norchem Participações)		Other Activities	950	-	50.00%	50.00%
Estruturadora Brasileira de Projetos S.A. - EBP (EBP)		Other Activities	3,859	-	11.11%	11.11%
MS Participações Societárias S.A. (MS Participações) (8)		Other Activities	3,185	-	49.00%	49.00%
Affiliate
Norchem Holding e Negócios S.A. (Norchem Holding)		Other Activities	1,679	-	21.75%	21.75%

	Adjusted	Adjusted Net				Results on Investments in
	Shareholders' Equity	Income (Loss)	Investments Value			Affiliates and Subsidiaries
	March 31, 2011	March 31, 2011	March 31, 2011	December 31, 2010	March 31, 2011	March 31, 2010
Controlled by Banco Santander
Santander Seguros (9)	2,449,201	93,774	2,449,201	2,399,006	59,099	45,787
Santander Leasing	10,101,035	211,566	7,936,790	9,945,655	166,235	199,720
RCI Leasing	537,924	14,052	214,536	202,825	5,604	3,283
Santander Brasil Asset	136,286	16,751	136,286	212,868	14,533	16,943
Santander Consórcios	4,052	(5)	4,052	4,057	(5)	46
SB Consórcio	126,949	8,877	126,949	118,072	8,877	9,367
Banco Bandepe	4,301,894	88,740	4,301,894	4,254,691	47,230	71,200
Aymoré CFI	1,017,420	74,710	1,017,420	956,551	60,870	111,765
RCI Brasil	282,208	12,055	111,609	106,939	4,772	5,692
Microcrédito (1)	12,588	859	12,588	11,729	859	2,292
CRV DTVM (2)	87,714	2,354	87,714	86,613	1,101	1,143
Santander CCVM	216,951	14,442	216,951	340,176	10,788	7,233
Santander CHP S.A. (4)	13,017	1,094	12,569	4,407	1,056	671
Advisory	169,076	9,541	169,076	159,535	9,541	14,532
Webmotors S.A.	55,396	2,999	55,396	52,397	2,999	2,906
Santander Getnet	18,061	4,838	9,030	6,611	2,419	-
Tapirapé (5)	-	-	-	7,107	-	71
Santander S.A. - Corretora de Câmbio e Títulos
(Santander CCT) (3)	-	-	-	-	-	11,192
Real Argentina S.A. (6)	-	-	-	-	-	(4)
Controlled by Santander Seguros
SB Seguros	135,528	12,168	-	-	-	-
Santander Capitalização	511,774	20,751	-	-	-	-
Controlled by Advisory
Santander Serviços (10)	151,913	9,505	-	-	-	-
Controlled by CRV DTVM (2)
Santander Securities	72,611	750	-	-	-	-

Jointly Controlled Companies
Araguari Real Estate Holding LLC	179,045	-	89,523	91,584	-	-
Cibrasec	75,942	10,127	10,355	9,972	1,021	(31)
Norchem Participações	58,192	1,189	29,096	28,526	594	516
EBP	11,197	(247)	1,244	1,272	(28)	(255)
MS Participações (8)	6,468	(32)	3,169	-	(16)	-
Celta Holding S.A. (7)	-	-	-	-	-	522
Affiliate
Norchem Holding	107,531	4,998	23,388	22,325	1,087	406
Total Bank			17,018,836	19,022,918	398,636	504,997
Jointly Controlled Companies and Affiliate
MS Participações (8)	-	-	3,169	-	(16)	-
Norchem Holding	-	-	23,388	22,325	1,087	406
Total Consolidated			26,557	22,325	1,071	406
(1) On June 30, 2010 was approved the change in the name of Real Microcrédito Assessoria financeira S.A. to Santander Microcrédito Assessoria Financeira S.A.

(2) On June 30, 2010, the change in the name of Companhia Real de Valores - Distribuidora de Títulos e Valores Mobiliários. to Companhia Santander de Valores - Distribuidora de Títulos e Valores Mobiliários was approved and on October 18, 2010, the name was changed  to CRV Distribuidora de Títulos e Valores Mobiliários S.A.

(3) Company merged into Santander CCVM on March 31, 2010.
(4) On July 15, 2010, was approved the change in the name of Real CHP S.A. to Santander CHP S.A.
(5) Company merged into Santander CHP S.A. on Februrary 28, 2011.
(6) Company settled on November 18, 2010.
(7) Company sold on October 18, 2010.
(8) Participation acquired on february, 2011.

(9) As mentioned in Note 47 - Subsequent Events to consolidated financial statements of the Bank in accordance with international standards, for the year ended December 31, 2010, at a meeting held on 21 February 2011, the Board of Banco Santander Directors approved the main terms and conditions of the sale of all shares of its wholly owned subsidiary, Santander Insurance, for a holding company with headquarters in Spain ("Holding"), to be initially owned, directly or indirectly By its controlling shareholder, Banco Santander, SA ("Santander Spain") ("Transaction"). The completion of the Transaction will be subject to the satisfaction of certain conditions precedent customary in similar transactions, including negotiation and conclusion of definitive agreements and obtaining relevant regulatory authorizations. Regulatory approvals will be obtained prior to closing, however, there is a definite date for its attainment. It is expected the transaction to be completed by the end of 2011.

(10)The Extraordinary Shareholders’ Meeting held on October 29, 2010 of Real Corretora and Santander Serviços,  its shareholders approved the merger of the Real Corretora into Santander Serviços, based on their net book values at the base date of September 30, 2010.

16. Property and Equipment

						Bank
					March 31, 2011	December 31, 2010
			Cost	Depreciation	Net	Net
Real estate			2,140,717	(393,851)	1,746,866	1,759,564
Land			708,870	-	708,870	708,870
Buildings			1,431,847	(393,851)	1,037,996	1,050,694
Other			5,733,659	(3,013,382)	2,720,277	2,646,930
Installations, Furniture and Equipment			1,192,827	(491,488)	701,339	637,759
Data Processing Equipment			1,755,043	(1,344,047)	410,996	451,189
Leasehold Improvements			1,753,740	(763,902)	989,838	999,064
Security and Communication Equipment			348,354	(213,469)	134,885	140,577
Other			683,695	(200,476)	483,219	418,341
Total			7,874,376	(3,407,233)	4,467,143	4,406,494

						Consolidated
					March 31, 2011	December 31, 2010
			Cost	Depreciation	Net	Net
Real estate			2,144,951	(395,967)	1,748,984	1,761,667
Land			711,425	-	711,425	711,425
Buildings			1,433,526	(395,967)	1,037,559	1,050,242
Other			5,791,737	(3,044,891)	2,746,846	2,669,219
Installations, Furniture and Equipment			1,200,504	(495,606)	704,898	641,180
Data Processing Equipment			1,762,529	(1,350,587)	411,942	452,270
Leasehold Improvements			1,789,128	(778,859)	1,010,269	1,016,080
Security and Communication Equipment			352,496	(217,116)	135,380	141,149
Other			687,080	(202,723)	484,357	418,540
Total			7,936,688	(3,440,858)	4,495,830	4,430,886

17. Intangibles

						Bank
					March 31, 2011	December 31, 2010
			Cost	Amortization	Net	Net
Goodwill on Acquired Companies			26,858,274	(8,089,394)	18,768,880	19,544,755
Intangible Assets			5,558,525	(2,666,450)	2,892,075	2,881,775
Acquisition and Development of Software			2,719,400	(863,340)	1,856,060	1,816,973
Exclusivity Contracts for Provision of Banking Services			2,824,481	(1,802,593)	1,021,888	1,052,622
Other			14,644	(517)	14,127	12,180
Total			32,416,799	(10,755,844)	21,660,955	22,426,530

						Consolidated
					March 31, 2011	December 31, 2010
			Cost	Amortization	Net	Net
Goodwill on Acquired Companies			27,978,485	(8,382,022)	19,596,463	20,410,171
Other Intangible Assets			5,693,926	(2,702,040)	2,991,886	2,980,745
Acquisition and Development of Software			2,793,953	(898,099)	1,895,854	1,855,790
Exclusivity Contracts for Provision of Banking Services			2,824,481	(1,802,593)	1,021,888	1,052,622
Other			75,492	(1,348)	74,144	72,333
Total			33,672,411	(11,084,062)	22,588,349	23,390,916

Recorded goodwill is subject to impairment testing at least once a year or more frequently when there is indication that an asset is impaired, and was allocated according to the operating segments.

The basis used for the impairment test is the value in use for this purpose, management estimates cash flows, which is subject to a number of factors, such as: (i) macroeconomic projections of interest, inflation, foreign exchange, and other rates; (ii) behavior of the growth estimates for the Brazilian financial system; (iii) cost increases, returns, synergies, and investment plans; and (iv) customer behavior; (v)  the growth rate and the adjustments are applied to cash flows on a continuous basis. The adoption of these estimates involves the possibility that future events cause actual results to be different from the projections.

The impairment test of goodwill was conducted in December 31, 2010, and for the current period was not identified any evidence of loss in value.

18. Money Market Funding and Borrowings and Onlendings

a) Deposits

						Bank
					March 31, 2011	December 31, 2010
	Without	Up to 3	From 3 to	Over 12
	maturity	months	12 months	months	Total	Total
Demand Deposits	15,194,519	-	-	-	15,194,519	16,107,511
Savings Deposits	30,194,987	-	-	-	30,194,987	30,303,463
Interbank Deposits	-	4,987,838	22,944,172	7,707,967	35,639,977	36,838,257
Time Deposits	376,109	10,101,680	12,991,773	48,104,213	71,573,775	68,837,459
Other Deposits	850,667	-	-	-	850,667	432,660
Total	46,616,282	15,089,518	35,935,945	55,812,180	153,453,925	152,519,350
Current					97,641,745	100,474,701
Long-term					55,812,180	52,044,649

						Consolidated
					March 31, 2011	December 31, 2010
	Without	Up to 3	From 3 to	Over 12
	maturity	months	12 months	months	Total	Total
Demand Deposits	14,901,121	-	-	-	14,901,121	15,826,628
Savings Deposits	30,194,987	-	-	-	30,194,987	30,303,463
Interbank Deposits	-	633,006	878,408	572,213	2,083,627	2,002,114
Time Deposits	376,109	10,101,100	13,071,928	48,104,213	71,653,350	68,914,259
Other Deposits	850,667	-	-	-	850,667	432,660
Total	46,322,884	10,734,106	13,950,336	48,676,426	119,683,752	117,479,124
Current					71,007,326	73,554,666
Long-term					48,676,426	43,924,458

b) Money Market Funding

						Bank
					March 31, 2011	December 31, 2010
		Up to 3	From 3 to	Over 12
		months	12 months	months	Total	Total
Own Portfolio		36,220,327	5,747,145	17,664,316	59,631,788	57,462,895
Third Parties		3,509,998	-	-	3,509,998	4,064,067
Linked to Trading Portfolio Operations		5,769,797	-	-	5,769,797	6,587,886
Total		45,500,122	5,747,145	17,664,316	68,911,583	68,114,848
Current					51,247,267	52,982,982
Long-term					17,664,316	15,131,866

						Consolidated
					March 31, 2011	December 31, 2010
		Up to 3	From 3 to	Over 12
		months	12 months	months	Total	Total
Own Portfolio		33,909,735	5,673,609	17,541,869	57,125,213	55,218,272
Third Parties		3,509,998	-	-	3,509,998	3,971,572
Linked to Trading Portfolio Operations		5,769,797	-	-	5,769,797	6,587,886
Total		43,189,530	5,673,609	17,541,869	66,405,008	65,777,730
Current					48,863,139	50,812,609
Long-term					17,541,869	14,965,121

c) Funds from Acceptance and Issuance of Securities

						Bank
					March 31, 2011	December 31, 2010
		Up to 3	From 3 to	Over 12
		months	12 months	months	Total	Total
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes		2,265,632	6,143,916	11,052,020	19,461,568	15,158,327
Real Estate Credit Notes - LCI		1,931,559	5,709,705	131,952	7,773,216	7,614,891
Agribusiness Credit Notes - LCA		334,073	434,211	36,006	804,290	904,500
Treasury Bills (1)		-	-	10,884,062	10,884,062	6,638,936
Securities Issued Abroad		154,891	643,844	5,162,340	5,961,075	3,062,466
Total		2,420,523	6,787,760	16,214,360	25,422,643	18,220,793
Current					9,208,283	8,612,856
Long-term					16,214,360	9,607,937

						Consolidated

					March 31, 2011	December 31, 2010
		Up to 3	From 3 to	Over 12
		months	12 months	months	Total	Total
Exchange Acceptances		114,567	178,476	369,240	662,283	610,850
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes		2,265,632	6,144,947	11,060,284	19,470,863	15,168,318
Real Estate Credit Notes - LCI		1,931,559	5,710,736	140,216	7,782,511	7,624,882
Agribusiness Credit Notes - LCA		334,073	434,211	36,006	804,290	904,500
Treasury Bills		-	-	10,884,062	10,884,062	6,638,936
Securities Issued Abroad		154,891	643,844	5,162,340	5,961,075	3,062,466
Total		2,535,090	6,967,267	16,591,864	26,094,221	18,841,634
Current					9,502,357	8,873,124
Long-term					16,591,864	9,968,510

(1) In 2010, CMN has established that financial institutions could send Treasury Bills. This instrument is used as a mechanism to broaden the market for long-term financing, the main features: minimum of two years, minimum denomination of R$300 thousand and allowed the sender to ransom in advance only 5% of the amount issued.

						Bank/Consolidated
					March 31, 2011	December 31, 2010
Securities Issued Abroad	Issuance	Maturity	Currency	Interest rate (p.a)	Total	Total
Eurobonds	March-11	March-14	US$	Libor+2,1%	1,955,808	-
Eurobonds	April and November-10	April-15	US$	4.5%	1,429,305	1,447,210
Eurobonds	January-11	January-16	US$	4.3%	1,060,666	-
Eurobonds	December-10	December-11	US$	Zero Coupon	719,069	730,948
Eurobonds (1)	November-05	November-13	R$	17.1%	490,458	471,849
Eurobonds	March-05	March-13	R$	17.0%	162,355	169,299
Eurobonds	June-07	May-17	R$	FDIC	30,603	31,347
Other					112,811	211,813
Total					5,961,075	3,062,466
(1) Indexed to Credit Event Notes.

d) Money Market Funding Expenses

				Bank		Consolidated
			March 31, 2011	March 31, 2010	March 31, 2011	March 31, 2010
Time Deposits			1,631,506	1,379,779	1,634,203	1,382,182
Savings Deposits			484,035	355,477	484,035	355,477
Interbank Deposits			949,370	714,227	56,365	16,926
Money Market Funding			1,788,616	860,492	1,721,738	853,997
Others (1)			469,203	677,945	502,518	699,561
Total			5,322,730	3,987,920	4,398,859	3,308,143
(1) Includes, mainly, expense funds from acceptance and issuance of securities.

e) Borrowings and Onlendings

						Bank/Consolidated
					March 31, 2011	December 31, 2010
		Up to 3	From 3 to	Over 12
		months	12 months	months	Total	Total
Local Borrowings		-	-	-	-	290,665
Foreign Borrowings		4,064,665	5,922,911	2,225,313	12,212,889	13,238,009
Import and Export Financing Lines		3,931,739	5,601,419	1,882,861	11,416,019	10,538,627
Other Credit Lines		132,926	321,492	342,452	796,870	2,699,382
Domestic Onlendings		1,147,784	3,445,015	6,851,620	11,444,419	11,841,711
Foreign Onlendings		8,944	563,355	430,091	1,002,390	1,071,858
Total		5,221,393	9,931,281	9,507,024	24,659,698	26,442,243
Current					15,152,674	14,616,727
Long-term					9,507,024	11,825,516

Export and import financing lines are funds raised from foreign banks, for use in commercial foreign exchange transactions, related to the discounting of export bills and export and import pre-financing, falling due through 2016 (December 31, 201 - through 2015) and subject to financial charges corresponding to exchange variation plus interest ranging from 0,3% p.a. to 15,0% p.a. (December 31, 2010 - 0.6% p.a. to 15.0% p.a).

Domestic onlendings - official institutions are subject to financial charges corresponding to the TJLP, exchange variation of the Brazilian Development Bank (BNDES) basket of currencies, or US dollar exchange variation, plus interest rate in accordance with the operating policies of the BNDES System.

In the Bank and Consolidated, foreign onlendings are subject to interest ranging from 1,3% p.a. to 6,8% p.a. (December 31, 2010 - 1.3% p.a. to 6.8% p.a.) and exchange rate change falling due through 2014 (December 31, 2010 - through 2014).

19. Tax and Social Security

Tax and social security payables comprise taxes payable and amounts being challenged in the courts.

				Bank		Consolidated
			March 31, 2011	December 31, 2010	March 31, 2011	December 31, 2010
Reserve for Tax Contingencies (Note 22.b)			6,977,854	6,523,044	8,867,713	8,302,715
Reserve for tax Contingencies - Responsibility of Former Controlling Stockholders (Note 22.h)			453,927	455,054	454,699	455,841
Provision for Deferred Taxes			970,683	1,491,768	3,380,128	3,924,268
Accrued Taxes on Income			9,974	-	254,457	128
Taxes Payable			388,677	634,632	432,282	959,503
Total			8,801,115	9,104,498	13,389,279	13,642,455
Current			6,047,207	6,100,124	8,284,989	7,987,482
Long-term			2,753,908	3,004,374	5,104,290	5,654,973

Nature and origin of deferred tax liabilities

						Bank
				December 31, 2010	Realization	March 31, 2011
Adjustment to Fair Value of Trading Securities and Derivatives (1)				1,037,424	(504,255)	533,169
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)				306,613	(14,045)	292,568
Excess Depreciation of Leased Assets				145,557	(2,785)	142,772
Others				2,174	-	2,174
Total				1,491,768	(521,085)	970,683

						Consolidated
			December 31, 2010	Recognition	Realization	March 31, 2011
Adjustment to Fair Value of Trading Securities and Derivatives (1)			1,037,461	397	(504,262)	533,596
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)			352,104	1,018	(15,158)	337,964
Excess Depreciation of Leased Assets			2,532,224	15,471	(41,596)	2,506,099
Other			2,479	-	(10)	2,469
Total			3,924,268	16,886	(561,026)	3,380,128
(1) Includes tax credits IRPJ, CSLL, PIS and Cofins.

20. Subordinated Debts

Consist of securities issued according to the rules of the Bacen, which are used as Level II Reference Equity for calculating the operating limits.

						Bank/Consolidated
					March 31, 2011	December 31, 2010
	Issuance	Maturity	Amount	Interest rate (p.a.)	Total	Total
Subordinated Certificates of Deposit (1)	June-06	July-16	R$1,500 million	105.0% CDI	2,565,253	2,495,990
Subordinated Certificates of Deposit (1)	October-06	June-16 and September-16	R$850 million	104.5% CDI	1,388,953	1,351,627
Subordinated Certificates of Deposit (1)	July-07	July-14	R$885 million	104.5% CDI	1,308,296	1,273,137
Subordinated Certificates of Deposit (1)	April-08	April-13	R$600 million	100.0% CDI + 1.3%	839,005	814,922
Subordinated Certificates of Deposit (1)	April-08	April-13	R$555 million	100.0% CDI + 1.0%	774,850	753,066
Subordinated Certificates of Deposit (1)	July-06 to October-06	July-16 and July-18	R$447 million	104.5% CDI	753,980	733,718
Subordinated Certificates of Deposit (1)	January-07	January-13	R$300 million	104.0% CDI	473,149	460,494
Subordinated Certificates of Deposit (1)	August-07	August-13	R$300 million	100.0% CDI + 0.4%	441,865	430,041
Subordinated Certificates of Deposit (1)	January-07	January-14	R$250 million	104.5% CDI	395,054	384,437
Subordinated Certificates of Deposit (1) (2)	May-08 to June-08	May-13 to May-18	R$283 million	CDI	385,566	374,705
Subordinated Certificates of Deposit (1) (3)	May-08 to June-08	May-13 to June-18	R$268 million	IPCA	389,148	372,952
Subordinated Certificates of Deposit (1)	November-08	November-14	R$100 million	120.5% CDI	132,148	128,062
Subordinated Certificates of Deposit (1)	February-08	February-13	R$85 million	IPCA +7.9%	126,396	121,954
Total					9,973,663	9,695,105
Long-term					9,973,663	9,695,105
(1) Subordinated certificates of deposit issued by Banco Santander with yield paid at the end of the term together with the principal.
(2) Indexed to 109% and 112% of the CDI plus interest of 1.2% p.a. to 1.5% p.a.
(3) Indexed to the IPCA (extended consumer price index) plus interest of 8.3% p.a. to 8.7% p.a.

21. Other Payables - Other

				Bank		Consolidated
			March 31, 2011	December 31, 2010	March 31, 2011	December 31, 2010
Credit cards			6,821,903	7,680,076	6,821,903	7,680,076
Reserve for Labor and Civil Contingencies (Note 22.b)			4,319,155	4,192,143	4,515,586	4,379,842
Sale of the Right to Receipt Future Flows of Payment Orders from Abroad (1)			1,489,310	1,577,181	1,489,310	1,577,181
Employee Benefit Plans (Note 34)			1,201,805	1,185,689	1,201,805	1,185,689
Payables for Acquisition of Assets and Rights (2)			511,381	634,352	511,381	635,746
Reserve for Contingencies - Responsibility of Former Controlling Stockholders (Note 22.h)			37,211	37,306	37,968	37,944
Accrued Liabilities
Personnel Expenses			819,067	1,024,260	854,042	1,084,608
Administrative Expenses			72,765	110,336	114,172	145,146
Other Payments			172,251	148,246	234,581	212,017
Insurance Transaction Debts			-	-	38,315	156,673
Creditors for Unreleased Funds			438,764	469,735	438,764	469,735
Provision of Payment Services			99,870	211,332	99,870	211,332
Agreements with Official Institutions			104,940	111,264	104,940	111,264
Payables to Suppliers			237,604	160,291	252,727	172,090
Other			1,808,478	1,493,536	2,126,013	1,779,337
Total			18,134,504	19,035,747	18,841,377	19,838,680
Current			11,690,355	13,008,485	12,080,082	13,561,651
Long-term			6,444,149	6,027,262	6,761,295	6,277,029

(1) Obligation acquired from the sale of the right to receipt future flows of payment from foreign correspondent banks. It includes the series 2004-1 in the amount of US$49 million (December 31, 2010 - US$98 million), with charges equivalent to 5.5% p.a., payable semiannually until September 2011, the series 2008-1 in the amount of US$157 million (December 31, 2010 - US$173 million) , with charges equivalent to 6.2% p.a., payable semiannually until March, 2015 and the series 2008-2 amounting US$400 million (December 31, 2010 - US$400 million), with charges equivalent to Libor (6 months) + 0.8%p.a., payable semiannually, , with the principal payable in 6 installments semiannually between March 2012 to September 2014 the series 2009-1 in the amount of US$50 million, with charges equivalent to Libor (6 months) + 2.1% p.a., payable semiannually, with the principal payable in 6 semiannual installments from March 2012 to September 2014, the series 2009-2, in the amount of US$50 million, with charges of 6.3% p.a., payable semiannually, with the principal payable in 14 semiannual installments from March 2013 to September 2019 and the series 2010-1, in the amount of US$247 million, with charges of Libor + 1.5% p.a., payable semiannually from March 2011, with the principal payable in 7 semiannual installments from March 2013 to March 2016.

(2) Refers basically to export note loan operations in the amount of R$454,541 (December 31, 2010 - R$578,325).

22. Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

Banco Santander and its subsidiaries are parties in judicial and administrative proceedings involving tax, labor and civil matters arising in the normal course of their business.

Reserves were recognized based on the nature, complexity and history of the lawsuits, and the opinion of the in-house and outside legal counsel. Banco Santander’s policy is to accrue the full amount of lawsuits whose likelihood of unfavorable outcome is probable.

Legal obligations - tax and social security were fully recognized in the financial statements.

Management understands that the recognized reserves are sufficient to cover possible losses on the lawsuits.

a) Contingent assets

In the Bank and Consolidated, on March 31, 2011 and December 31, 2010 no contingent assets were accounted.

b) Contingent liabilities and legal obligations by nature

				Bank		Consolidated
			March 31, 2011	December 31, 2010	March 31, 2011	December 31, 2010
Reserve for Tax Contingencies (1) (Note 19)			6,977,854	6,523,044	8,867,713	8,302,715
Reserve for Labor and Civil Contingencies (Note 21)			4,319,155	4,192,143	4,515,586	4,379,842
Reserve for Labor Contingencies			2,839,382	2,709,904	2,940,874	2,808,836
Reserve for Civil Contingencies			1,479,773	1,482,239	1,574,712	1,571,006
Total			11,297,009	10,715,187	13,383,299	12,682,557
(1) Includes, mainly, legal obligations.

c) Changes in contingent liabilities and legal obligations

						Bank
			March 31, 2011			March 31, 2010
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning of Period	6,523,044	2,709,904	1,482,239	5,003,557	3,005,466	1,541,632
Recognition Net of Reversal (1)	321,575	304,554	26,838	240,950	157,620	187,116
Inflation Adjustment	133,557	64,951	35,909	47,662	63,687	31,256
Write-offs Due to Payment	(322)	(240,027)	(65,213)	(1,193)	(241,924)	(50,571)
Others	-	-	-	-	35,036	-
Balance at End of Period	6,977,854	2,839,382	1,479,773	5,290,976	3,019,885	1,709,433
Escrow Deposits - Other Receivables (2)	912,324	825,522	145,898	937,236	860,213	118,541
Escrow Deposits - Securities (2)	23,972	40,947	20,273	41,527	50,380	59,841

						Consolidated
			March 31, 2011			March 31, 2010
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning of Period	8,302,715	2,808,836	1,571,006	6,434,315	3,094,615	1,637,408
Recognition Net of Reversal (1)	398,158	314,451	42,622	327,063	156,712	197,177
Inflation Adjustment	167,292	67,820	38,603	66,953	66,990	33,868
Write-offs Due to Payment	(452)	(250,233)	(77,519)	(35,617)	(245,515)	(57,584)
Others	-	-	-	-	35,036	-
Balance at End of Period	8,867,713	2,940,874	1,574,712	6,792,714	3,107,838	1,810,869
Escrow Deposits - Other Receivables (2)	1,587,658	848,699	165,971	1,289,440	885,864	140,207
Escrow Deposits - Securities (2)	33,801	40,947	20,275	47,250	50,380	59,909
(1) There are tax risks in contingent tax and legal liabilities recognition in the period, under tax expenses, other operating expenses and income tax and social contribution.
(2) Do not include escrow deposits for possible and/or remote contingencies and appeal deposits.

d) Legal obligations - tax and social security

The main judicial and administrative proceedings involving tax and social security obligations that remain after the application are:

PIS and Cofins - R$4,971,062  in the Bank and R$5,562,986 in the Consolidated (December 31, 2010 - R$4,574,541 in the Bank and R$5,127,722 in the Consolidated): lawsuit filed by several companies of the Conglomerate Santander against the provisions of article 3, paragraph 1 of Law 9,718/1998, pursuant to which PIS and Cofins must be levied on all revenues of legal entities. Prior to said provisions, already overruled by several recent decisions by the Federal Supreme Court (STF), PIS and Cofins were levied only on revenues from services and sale of goods.

CSLL - equal tax treatment - R$186,550 in the Bank and R$280,534 in the Consolidated (December 31, 2010 - R$185,067 in the Bank and R$278,194 in the Consolidated): lawsuits filed by several companies of the Conglomerate Santander challenging the application of an increased CSLL rate (18% - 30%) for financial institutions as compared to the rate for non-financial companies (8% - 10%).

Increase in CSLL tax rate - R$404,812 in the Bank and R$934,655 in the Consolidated (December 31, 2010 - R$393,356 in the Bank and R$870,923 in the Consolidated): The Banco Santander and other companies of the Conglomerate Santander filed for an injunction to avoid the increase in the CSLL tax rate established by Executive Act 413/2008, converted into Law 11,727/2008. Financial institutions were subject to a CSLL tax rate of 9%, however the new legislation established a 15% tax rate.

e) Tax and social security contingencies

Refer to judicial and administrative proceedings related to taxes and social security classified, based on the legal counsel’s opinion, as probable loss, for which provisions were recorded. The matters in dispute refer to the following:

Service Tax (ISS) - Financial Institutions - R$316,602 in the Bank and R$507,748 in the Consolidated (December 31, 2010 - R$295,291 in the Bank and R$473,371 in the Consolidated): refers to discussions in several companies in administrative and judicial proceedings against several counties require payment of ISS on several revenues from operations that are not usually qualified as service.

Social Security Contribution (INSS) - R$244,967 in the Bank and R$269,026 in the Consolidated (December 31, 2010 - R$235,581 in the Bank and R$259,526 in the Consolidated): refers to discussions in several companies in administrative and judicial proceedings seeking collection of social security contribution and  education allowance on amounts that normally are not considered as wage which is the basis for application of the Social Security contribution.

Allowance for doubtful accounts - R$96,211 in the Bank and R$125,536 in the Consolidated (December 31, 2010 - R$174,613 in the Bank and R$203,697 in the Consolidated): collection of IRPJ and CSLL levied on the allowance for doubtful accounts, arising from the deduction, considered undue by tax authorities, in tax year bases of 1995, alleging that the tax criteria in effect at the time were not complied with it.

f) Labor contingencies

These are lawsuits brought by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they understand are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the history of payments made. Claims that do not fit into the previous criterion are accrued according to the escrow deposits made for the lawsuits or are assessed individually, and provision are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and classification of the legal counsel.

g) Civil contingencies

Refer to judicial proceedings related to civil lawsuits classified, based on the legal counsel’s opinion, as probable loss, for which provisions were recorded.

Lawsuits for indemnity - seek indemnity for property damage and/or moral, relating to the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual in ordinary course of Banco Santander's activities, provisions are recognized based on the history of payments made. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and classification of the legal counsel.

Economic Plans - efforts to recover the deficient inflation adjustments in savings accounts and judicial deposits arising from the Economic Plans (Bresser, Verão, Collor I and II). These refer to the lawsuits filed by savings accountholders disputing the interest credited by the Banco Santander under such plans as they considered that such legal amendments infringed on the rights acquired with regard to the application of the inflation indexes. Provisions are set aside for such lawsuits based on the average payments made historically. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and classification of the legal counsel. The Banco Santander is also a party in public class action suits on the same issue filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. In these cases, the provision is made only after the final unappealable sentence is handed down on the lawsuits, based on the individual execution orders. The Superior Court of Justice (STJ) decided against the bank’s arguments related to Plano Bresser, Verão and Collor II, and favorably related to Plano Collor I. The Supreme Court is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in trial courts and those who have a final decision. There are decisions favorable to banks at the Supreme Court with regard to the economic phenomenon similar to that of savings accounts, as in the case of monetary restatement of time deposits (Bank Deposit Certificates - CDB) and agreements (present value table). Moreover, there are precedents at the Supreme Court regarding the constitutionality of the norms that changed Brazil’s monetary standard. In the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government's purge of five years. With this decision, a majority stake, as was proposed after the period of 5 years are likely to be rejected, reducing the values involved. The Banco Santander believes in the success of the arguments defended in these courts based on their content and the sound legal basis.

h) Other lawsuits under the responsibility of former controlling stockholders

Refer to tax, labor and civil lawsuits in the amounts of R$453,927, R$29,143 and R$8,068 (December 31, 2010 - R$455,054, R$30,467 and R$6,839) in the Bank and R$454,700, R$29,341 e R$8,626 (December 31, 2010 - R$455,841, R$30,764 and R$7,180) in the Consolidated, respectively, recorded under “Other payables - tax and social security” (Note 19) and “Other payables - other” (Note 21) which responsibility of the former controlling stockholders of the acquired Banks and the insurances acquired by Santander Seguros. The lawsuits have guarantees under the agreements signed at the time of the acquisitions in the amount of R$491,138 (December 31, 2010 - R$492,360) in the Bank and R$492,667 (December 31, 2010 - R$493,785) in the Consolidated, recorded under “Other receivables - other” (Note 12). These lawsuits have no effects on the balance sheet for the Bank and Consolidated.

i) Contingent liabilities classified as possible loss risk

Refer to judicial and administrative proceedings involving tax, labor and civil matters assessed by legal counsels, as possible losses, wich were not accounted for. The main lawsuits are:

CPMF (tax on banking transactions) on Customer Operations - in May 2003, the Federal Revenue Service issued an Infraction Notice against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM), actual Produban Serviços de Informática S.A. (Produban Informática) and another Infraction Notice against the former Banco Santander Brasil S.A., both in the amount of R$290 million. The notices refer to the collection of a CPMF tax credit on transactions conducted by Santander DTVM in the management of its customers’ funds and clearance services provided by the Banco Santander to Santander DTVM, according to the agreement between these two companies, in 2000, 2001 and the first two months of 2002. Both companies consider that the tax treatment adopted was adequate since said transactions were subject to CPMF at zero rate. The Board of Tax Appeals (CARF), previous Contributors Board, judged the administrative proceedings, annulling the infraction notice of Santander DTVM and maintaining the infraction notice of the Banco Santander. All these administrative proceedings are pending of decisions by the Board of Tax Appeals. The updated amount of each proceeding is approximately R$544 million.

IRPJ and CSLL on Reimbursement Arising from Contractual Guarantees - the Federal Revenue Service issued an Infraction Notice against Banco Santander for the collection of IRPJ and CSLL for tax year bases of 2002 to 2006, on amounts reimbursed by the former controlling stockholder of Banco Santander for payments made by the Banco Santander that were the responsibility of the former controlling stockholder, which management circumstances caused the complaint on the settled obligations. The Federal Revenue Service inspection understood that the amount deposited in favor of Banco Santander refers to taxable income. The updated amount of each proceeding is approximately R$609 million.

Addition to the Price on the Purchase of Shares of Banco do Estado de São Paulo S.A. - Banespa - Filed an ordinary action claiming the inexistence of legal relationship before the National Treasury in relation to item 3.1 of the Banespa’s Share Purchase and Sale Agreement. Such item provided for the payment of an addition to the minimum price should Banespa be released from the tax contingency recognized at the time of the privatization upon the setting of the minimum price. After an unfavorable lower court decision, on April 23, 2008, the 1st Region Federal Court accepted the appeal filed by the Banco Santander and declared undue the collection. At these moment, awaits the decision on the appeal trial by the Union. The updated amount involved is approximately R$389 million.

Credit Losses - Administrative collection by the Federal Revenue Service in view of the deduction from the IRPJ and CSLL basis of credit losses once they would not have met the conditions and terms laid down in the current legislation. The updated amount involved is approximately R$168 million.

CSLL - Unconstitutionality - Noncompliance with the amnesty established by Law 9,779/1999 - Claims that entities that joined the amnesty failed to comply with the requirements of such Law, alleging that such entities were not supported by an injunction for all periods paid (1989 to 1999). The judicial and administrative proceedings are awaiting judgment. The updated amount involved is approximately R$180 million.

CSLL - Equal Tax Treatment - Constitutional Amendment 10 from 1996 - Lawsuit regarding the difference from social contribution tax rate applied to financial institutions and equivalent entities in the first half of 1996, as such tax rate was higher than the rates applied to other legal entities, which is contrary to the precedence and non-retroactivity constitutional principle. There is a lawsuit awaiting judgment and other appeals pending decisions. The adjusted amount involved is approximately R$163 million.

CSLL - Favorable and Unappealable Decision - This lawsuit claims to remove the requirements of the tax credit claimed by the Federal Revenue Service related to alleged irregularities in the payment of CSLL. The Banco Santander has granted a favorable final and unappealable decision that overrule the collection of CSLL under Law 7,689/1988 and Law 7,787/1989 in the period required by Federal Revenue Service. It is pending a definite judicial decision. The updated amount involved is approximately R$160 million.

IRPJ and CSLL – Capital Gain - In December 2010 the Federal Revenue Service issued an infraction notice against Santander Seguros (legal sucessor of ABN AMRO Brasil Dois Participações S.A.) in the total amount of R$197 million with respect to IRPJ and CSSL related to 2005, asserting that the capital gain in the sale of the Real Seguros stocks from ABN AMRO Group to Real Tokio Marine vida e Previdência S.A. was taxed at a lower tax rate, 15%, instead of 34%. The amount involved is R$201 million.

Semiannual Bonus or Profit Sharing - Labor lawsuit relating to the payment of a semiannual bonus or, successively, profit sharing to retired employees from the former Banco do Estado de São Paulo S.A. - Banespa, hired by May 22, 1975. This lawsuit was filed by Banespa’s Retirees Association and was judged by the Superior Labor Court and the Banco Santander has filed an appeal. The involved amount is not disclosed due to the current stage of the lawsuit and the possibility of affecting its progress.

23. Stockholders’ Equity

a) Capital

According to the Banco Santander’s bylaws, the Banco Santander's capital may be increased to the limit of authorized capital, regardless of statutory, by resolution of the Board of Directors and through the issuance of up to 500 billion new shares, within the limits legally established as the number of preferred shares. Any increase in capital in excess of this limit will require the approval of the stockholders.

The paid-up capital is represented as follows:

						Shares in thousands
			March 31, 2011			December 31, 2010
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	38,140,760	36,178,069	74,318,829	38,084,679	36,130,149	74,214,828
Foreign Residents	174,700,972	150,024,316	324,725,288	174,757,053	150,072,236	324,829,289
Total	212,841,732	186,202,385	399,044,117	212,841,732	186,202,385	399,044,117

b) Dividends and Interest on Capital

In accordance with the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Banco Santander.

Before the annual shareholders meeting, the Board of Directors may establish the amount of dividends out of earnings based on (i) balance sheets or earning reserves from the last balance sheet; or (ii) balance sheets issued in the period shorter than 6 months, in which case the payment of dividends shall not exceed the amount of capital reserves. These payments are fully input into the mandatory dividend.

						March 31, 2011
			In thousands of	Brazilian Reais per thousand shares/Units
			Brazilian Reais (9)	Common	Preferred	Units
Interest on capital (1) (2)			600,000	1.4366	1.5802	158.0216
Total Accumulated as of March 31, 2011			600,000
(1) Established by the Board of Directors in March 2011, common shares - R$1,2211, preferred shares - R$1,3432 and Units - R$134,3184, net of taxes.
(2) The amount of interest on capital will be fully attributed to the mandatory dividends for the year ended on December 31, 2011.

c) Dividend equalization reserve

Limited to 50% of the capital, intended to assure funds for the payment of dividends, including in the form of interest on capital, or its prepayments, in order  to maintain the flow of payments to stockholders.

d) Strategic Partner of Santander Conglomerate in Brazil and Latin America.

On October 28, 2010 Santander Spain and Qatar Holding Luxembourg S.à rl II (QHL)  signed a contract in terms of the Acquisition of convertible bonds, regarding the subscription and payment by QHL the amount of US$ 2,718.8 million in bonds issued by Santander Spain. These securities are mandatorily exchangeable for shares of Banco Santander and amount to 5.00024% of its capital. These shares are paid an interest rate of 6.75% per annum in dollars and mature by October 29, 2013.

This investment reflects the inclusion of QHL as a strategic partner of Santander Conglomerate in Brazil and in the remaining of Latin America. This operation allows Banco Santander to advance in its commitment of 25% of capital free float before the end of 2014. Up to the moment of this publication, except for convertible bonds, the QHL does not own, directly or indirectly, any shares, warrants, subscription rights or options over the share capital of Banco Santander.

e) Buyback Program for Banco Santander´s Units

In November 9, 2010, Banco Santander Board of Directors approved in the meeting held on this date the buyback program for Banco Santander´s depositary share certificates (Units), to be held in treasury and subsequently sold (Buyback Program). The Buyback Program will cover the acquisition of up to 1,452,282 Units, representing 79,875,510 common shares and 72,614,100 preferred shares which, on September 30, 2010, corresponding to approximately 0.21% of the outstanding shares, as defined in the Instruction CVM 10. The Buyback Program has the only purpose of enabling the risk management resulting from the rendering of market maker services by Banco Santander of certain index funds every time the Units are included in the portfolio of the reference index of such funds. The repurchased Units shall be used by Banco Santander exclusively for hedging against price oscillation of the securities which compose the reference index and shall be bought and sold in accordance to Banco Santander risk management policy. The Units shall be purchased on the stock exchange, at their market price, through Santander CCVM.

f) Consolidated Stockholders’ Equity – Unrealized Results

The Consolidated Stockholders’ Equity is decreased by R$26,198 (December 31, 2010 - R$26,007) of unrealized results and the realization of these results affected net income in R$379 (March 31, 2010 - R$1,008).

24. Operational Ratios

Financial institutions are required to maintain regulatory capital consistent with their activities, higher to the minimum of 11% of required capital. In July 2008 new regulatory capital measurement rules, under the Basel II Standardized Approach, went into effect, including a new methodology for credit risks and operational risks measurement, analysis and management. This ratio must be calculated on a consolidated basis, as shown below:

					Financial Consolidated (1)
					March 31, 2011	December 31, 2010
Adjusted Tier I Regulatory Capital (2)					46,299,634	44,883,986
Tier II Regulatory Capital					7,341,744	7,433,493
Adjusted Regulatory Capital (Tier I and II) (2)					53,641,378	52,317,479
Required Regulatory Capital					25,989,521	26,019,647
Adjusted Portion of Credit Risk (2)					22,833,254	23,480,589
Market Risk Portions (3)					1,468,716	1,077,100
Operational Risk Portion					1,687,551	1,461,958
Basel II Ratio					22.7%	22.1%
(1) Amounts calculated based on the consolidated information of the financial institutions (Financial Conglomerate).
(2) Disregards the effect of goodwill on the merger of the shares of Banco ABN AMRO Real S.A. (Banco Real) and AA Dois Par, as determined by the international rule.

(3) Includes parcels for market risk exposures subject to variations in rates of foreign currency coupons (PJUR2), price indexes (PJUR3) and interest rate (PJUR1/PJUR4), the price of goods commodities (PCOM), the price of shares classified as trading portfolios (PACS), and parcels for gold exposure and foreign currency transactions subject to foreign exchange (PCAM).

Banco Santander, according to Circular 3,477/2009, will publish information relating to risk management and Regulatory Capital (PRE). A report with further details of the structure and methodology will be disclosed in the legal deadline, at the website www.santander.com.br\ri.

Financial institutions are required to maintain investments in permanent assets compatible with adjusted regulatory capital. Funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of regulatory capital, as per prevailing regulation. On March 31, 2011 and December 31, 2010, Banco Santander classifies for said index.

25. Related-Party Transactions

a) Key Management Personnel Compensation

At the meeting held on March 24, 2011, was submitted to the Board of Directors of the Bank the global compensation proposal of directors (Board of Directors and Executive Officers) for the year 2011, amounting to R$283,540 thousand, covering fixed remuneration, variable and equity-based and other benefits. Still, at the same meeting a proposal was submitted to the global compensation of the Audit Committee members for the period of 12 months from March 24, 2011, totaling up to R$3,960 thousand. The global compensation proposal of directors and Audit Committee members for the year 2011 was approved at the General Meeting of the Bank held on April 26, 2011.

b) Long-Term Benefits

The Bank, likewise Santander Spain and other companies controlled by Santander Group, develops long-term compensation programs linked to shares' market value, according to the accomplishment of some goals (Note 34).

c) Short-Term Benefits

						Consolidated
Board of Directors’, Executive Board’s Compensation and Audit Committee					March 31, 2011	March 31, 2010
Fixed Compensation					12,288	10,625
Variable Compensation					63,471	39,437
Other					2,606	2,522
Total (1)					78,365	52,584

(1) Refers to the amount paid by Banco Santander to its directors who occupy the positions in the bank and other companies of the conglomerate. Additionally, they were paid to the Directors of Santander Seguros, Santander Asset RCI and Brazil amounted to R $ 2,033.

d) Contract termination

Employment contracts have an undefined period. The termination of the employment relationship for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

e) Credit operations

Under current law, it is not granted loans or advances involving:

I - officers, members of board of directors and audit committee as well as their spouses and relatives up to the second degree;

II - individuals or legal entities of Banco Santander, which hold more than 10% of the share capital;

III - legal entities which hold more than 10% of the share capital, Banco Santander and its subsidiaries;

IV - legal entities which hold more than 10% of the share capital, any of the directors or members of the Board of Directors and Audit Committee or management's own financial institution, as well as their spouses or relatives up to the second degree.

f) Ownership interest

The table below shows the direct interest (common and preferred shares):

	March 31, 2011
	Common		Preferred		Total
Stockholders'	Shares	(%)	Shares	(%)	Shares	(%)
	(in thousand of shares, except percentages)
Grupo Empresarial Santander, S.L. (1)	74,967,225	35.2%	63,531,986	34.1%	138,499,211	34.7%
Sterrebeeck B.V.(1)	99,527,083	46.8%	86,492,330	46.5%	186,019,413	46.6%
Santander Insurance Holding, S.L. (SIH) (1)	206,663	0.1%	-	0.0%	206,663	0.1%
Employees	232,433	0.1%	212,674	0.1%	445,107	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Others	37,908,328	17.8%	35,965,395	19.3%	73,873,723	18.5%
Total	212,841,732	100.0%	186,202,385	100.0%	399,044,117	100.0%

	December 31, 2010
	Common		Preferred		Total
Stockholders'	Shares	(%)	Shares	(%)	Shares	(%)
	(in thousand of shares, except percentages)
Grupo Empresarial Santander, S.L.(1)	74,967,225	35.2%	63,531,986	34.1%	138,499,211	34.7%
Sterrebeeck B.V.(1)	99,527,083	46.8%	86,492,330	46.5%	186,019,413	46.6%
SIH (1)	206,663	0.1%	-	0.0%	206,663	0.1%
Employees	240,934	0.1%	220,512	0.1%	461,446	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Other	37,899,827	17.8%	35,957,557	19.3%	73,857,384	18.5%
Total	212,841,732	100.0%	186,202,385	100.0%	399,044,117	100.0%
(1) Companies of the Santander Spain Group.
(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

g) Related-Party Transactions

Transactions among the entities of Banco Santander are carried out under usual market value, rates and terms, and under commutativity condition.

Santander has a policy for Related Party Transactions approved by the Board of Directors, which aims to ensure that all transactions are made on the policy in view the interests of Banco Santander and its shareholders. The policy defines the power to approve certain transactions by the Board of Directors. The rules laid down are also applied to all employees and directors of Banco Santander and its subsidiaries.

The principal transactions and balances are as follows:

				Bank
	Assets (Liabilities)		Income (Expenses)
	March 31, 2011	December 31, 2010	March 31, 2011	March 31, 2010
Cash	155,522	315,932	-	-
Banco Santander Espanha	154,890	315,203	-	-
Others	632	729	-	-
Interbank Investments	23,100,153	24,239,432	569,792	407,616
Aymoré CFI	20,997,891	20,066,804	558,469	399,858
Banco Santander Espanha	1,568,273	3,930,129	1,455	181
Others	533,989	242,499	9,868	7,577
Securities	30,344,618	29,563,806	780,812	544,391
Santander Leasing	30,344,618	29,563,806	780,812	544,391
Derivatives Financial Instruments - Net	(61,521)	(96,989)	52,729	(74,753)
Santander Benelux, S.A., N.V. (Santander Benelux)	(90,137)	(118,521)	55,971	(57,021)
Real Fundo de Investimento Multimercado Santillana Crédito Privado (Fundo de Investimento Santillana)	14,470	26,450	(1,611)	(28,341)
Abbey National Treasury Services Plc (Abbey National Treasury)	(10,014)	(33,076)	(2,546)	6,671
Others	24,160	28,158	915	3,938
Dividends and Bonuses Receivables	99,249	484,614	-	-
Santander Seguros	29,475	248,505	-	-
Santander Leasing	-	44,508	-	-
Aymoré CFI	11,764	63,485	-	-
Santander Brasil Asset	1,885	1,769	-	-
Others	56,125	126,347	-	-
Trading Account	269,214	294,000	1,328	-
Santander Benelux	252,449	258,261	107	-
Abbey National Treasury	-	18,817	-	-
Banco Santander Espanha	16,765	16,922	1,221	-
Foreign Exchange Portfolio - Net	42,395	26,756	(1,353)	9,743
Banco Santander Espanha	42,395	26,756	(1,353)	9,743
Receivables from Affiliates	327,284	85,014	116,140	24,126
Santander Seguros	274,542	68,844	11,069	275
Santander Capitalização	40,757	2,295	45,390	4,243
Aymoré CFI	-	-	39,524	2,713
Banco Santander Espanha	752	308	425	3,235
Others	11,233	13,567	19,732	13,660
Other Receivables - Other	164,974	161,908	4,947	1,609
Brazil Foreign Diversified Payment Rights Finance Company (Brazil Foreign)	131,042	131,699	-	-
Banco Santander Espanha	30,630	26,745	4,255	-
Santander Capitalização	1,036	1,007	514	1,349
Others	2,266	2,457	178	260
Deposits	(35,271,491)	(38,227,893)	(929,866)	(713,659)
Santander Leasing	(23,988,024)	(25,065,375)	(645,452)	(426,257)
Aymoré CFI	(8,918,559)	(9,137,666)	(229,579)	(249,339)
Banco Madesant - Sociedade Unipessoal, S.A.	-	(1,857,963)	-	(480)
Banco Bandepe	(1,958,474)	(1,415,654)	(42,821)	(26,831)
Others	(406,434)	(751,235)	(12,014)	(10,752)
Repurchase Commitments	(2,794,959)	(2,666,808)	(74,662)	(8,581)
Fundo de Investimento Santillana	(203,400)	(198,165)	(5,235)	(2,095)
Santander CHP S.A.	(62,565)	(55,694)	(1,577)	-
Webmotors S.A.	(42,682)	(42,071)	(1,103)	(589)
SB Consórcio	(128,143)	(135,170)	(3,519)	(2,085)
Isban Brasil S.A.	(57,061)	(89,162)	(1,687)	(2,002)
Produban Informática	(26,540)	(39,188)	(798)	(570)
Santander Fundo de Investimento Financial Renda Fixa	(1,065,425)	(1,038,101)	(27,436)	-
Santander Leasing	(1,000,000)	(1,000,000)	(26,451)	-
Others	(209,143)	(69,257)	(6,856)	(1,240)
Borrowings and Onlendings	(1,271,392)	(2,246,024)	(38,980)	(22,774)
Banco Santander Espanha	(1,258,829)	(2,167,452)	(38,980)	(20,994)
Others	(12,563)	(78,572)	-	(1,780)
Dividends and Bonuses Payables	(414,833)	(1,704,884)	-	-
Sterrebeeck B.V.	(237,705)	(976,922)	-	-
Grupo Empresarial Santander, S.L.	(176,876)	(726,925)	-	-
Others	(252)	(1,037)	-	-
Payables from Affiliates	(12,482)	(9,207)	(45,824)	(44,457)
Produban Informática	-	-	(27,285)	(19,960)
Isban Brasil S.A.	-	(228)	(12,472)	(13,345)
Microcrédito	(2,078)	(2,258)	(5,753)	(4,120)
Banco Santander Espanha	(9,683)	(6,044)	-	-
Aquanima Brasil Ltda.	-	-	-	(5,806)
Others	(721)	(677)	(314)	(1,226)

				Bank
	Assets (Liabilities)		Income (Expenses)
	March 31, 2011	December 31, 2010	March 31, 2011	March 31, 2010
Other Payables - Other	(1,489,310)	(1,708,023)	(26,553)	30,651
Banco Santander Espanha	-	-	(1,021)	47,451
Brazil Foreign	(1,489,310)	(1,708,023)	(12,399)	(14,142)
Ingeniería de Software Bancario, S.L. (Ingeniería)	-	-	(3,947)	(612)
Produban Servicios Informáticos Generales, S.L. (Produban Servicios)	-	-	(2,007)	(482)
Others	-	-	(7,179)	(1,564)

				Consolidated
	Assets (Liabilities)		Income (Expenses)
	March 31, 2011	December 31, 2010	March 31, 2011	March 31, 2010
Cash	155,522	315,932	-	-
Banco Santander Espanha	154,890	315,203	-	-
Others	632	729	-	-
Interbank Investments	1,568,273	3,930,129	1,455	336
Banco Santander Espanha	1,568,273	3,930,129	1,455	181
Abbey National Treasury	-	-	-	155
Derivatives Financial Instruments - Net	(78,478)	(116,390)	51,686	(78,691)
Santander Benelux	(90,137)	(118,521)	55,971	(57,021)
Fundo de Investimento Santillana	14,470	26,450	(1,611)	(28,341)
Abbey National Treasury	(10,014)	(33,076)	(2,546)	6,671
Others	7,203	8,757	(128)	-
Trading Account	269,214	294,000	1,328	-
Banco Santander Espanha	16,765	16,922	1,221	-
Santander Benelux	252,449	258,261	107	-
Abbey National Treasury	-	18,817	-	-
Foreign Exchange Portfolio - Net	42,395	26,756	(1,353)	9,743
Banco Santander Espanha	42,395	26,756	(1,353)	9,743
Receivables from Affiliates	752	308	1,413	3,239
Banco Santander Espanha	752	308	425	3,235
Santander Asset Management, S.A. SGIIC. (Espanha)	-	-	551	-
Produban Informática	-	-	98	-
Isban Brasil S.A.	-	-	165	-
Fundo de Investimento Santillana	-	-	127	-
Others	-	-	47	4
Other Receivables - Other	163,960	160,938	4,255	-
Brazil Foreign	131,042	131,699	-	-
Banco Santander Espanha	30,677	26,782	4,255	-
Others	2,241	2,457	-	-
Deposits	(50,378)	(1,907,714)	(1,204)	(480)
Banco Madesant - Sociedade Unipessoal, S.A.	-	(1,857,963)	-	(480)
Others	(50,378)	(49,751)	(1,204)	-
Repurchase Commitments	(288,382)	(329,689)	(7,784)	(4,769)
Fundo de Investimento Santillana	(203,400)	(198,165)	(5,235)	(2,095)
Produban Informática	(26,540)	(39,188)	(798)	(570)
Isban Brasil S.A.	(57,061)	(89,162)	(1,687)	(2,002)
Others	(1,381)	(3,174)	(64)	(102)
Borrowings and Onlendings	(1,271,392)	(2,246,024)	(38,980)	(22,774)
Banco Santander Espanha	(1,258,829)	(2,167,452)	(38,980)	(20,994)
Others	(12,563)	(78,572)	-	(1,780)
Dividends and Bonuses Payables	(414,833)	(1,704,884)	-	-
Sterrebeeck B.V.	(237,705)	(976,922)	-	-
Grupo Empresarial Santander, S.L.	(176,876)	(726,925)	-	-
Others	(252)	(1,037)	-	-
Payables from Affiliates	(10,160)	(6,581)	(39,791)	(49,156)
Banco Santander Espanha	(10,160)	(6,353)	-	-
Produban Informática	-	-	(27,285)	(19,960)
Isban Brasil S.A.	-	(228)	(12,472)	(13,345)
Aquanima Brasil Ltda	-	-	-	(5,806)
SIH	-	-	-	(8,891)
Produban Servicios	-	-	-	(933)
Others	-	-	(34)	(221)
Other Payables - Other	(1,543,663)	(1,760,381)	(26,553)	30,651
Banco Santander Espanha	-	-	(1,021)	47,451
Brazil Foreign	(1,489,310)	(1,708,023)	(12,399)	(14,142)
Ingeniería	-	-	(3,947)	(612)
Produban Servicios	-	-	(2,007)	-
Others	(54,353)	(52,358)	(7,179)	(2,046)

26. Income from Services Rendered and Banking Fees

		Bank		Consolidated
	March 31, 2011	March 31, 2010	March 31, 2011	March 31, 2010
Revenue from Services Provided	1,496,056	1,167,207	1,577,784	1,307,866
Lending Operations	27,444	55,978	28,955	62,940
Insurance Fees	470,530	215,658	449,015	237,692
Income from Fund Management	264,790	223,242	301,080	264,258
Credit Cards	400,234	285,592	400,234	285,592
Check Account Services	41,025	76,295	40,438	74,806
Securities Brokerage and Placement Services	22,201	33,142	38,582	73,541
Receiving Services
Collection	88,401	96,014	88,375	95,738
Bills, Taxes and Fees	29,084	28,126	29,084	28,126
Guarantees Provided	58,012	67,619	58,012	67,619
Others	94,335	85,541	144,009	117,554
Income from Banking Fees	455,675	421,737	563,788	512,957
Current Account and Fees	315,558	273,204	315,558	273,204
Loans	111,985	106,481	191,604	184,895
Others	28,132	42,052	56,626	54,858
Total	1,951,731	1,588,944	2,141,572	1,820,823

27. Personnel Expenses

		Bank		Consolidated
	March 31, 2011	March 31, 2010	March 31, 2011	March 31, 2010
Compensation	734,376	653,947	766,677	685,518
Charges	303,732	274,385	317,436	286,035
Benefits	222,256	201,711	232,424	212,210
Training	28,725	11,842	28,868	11,979
Others	2,819	666	2,950	696
Total	1,291,908	1,142,551	1,348,355	1,196,438

28. Other Administrative Expenses

		Bank		Consolidated
	March 31, 2011	March 31, 2010	March 31, 2011	March 31, 2010
Depreciation and Amortization (1)	1,080,877	1,032,616	1,121,993	1,069,839
Outside and Specialized Services	436,604	398,297	472,198	439,342
Communications	151,219	138,707	155,062	142,717
Data Processing	280,209	257,439	282,995	262,120
Advertising, Promotions and Publicity	57,811	67,526	62,640	70,670
Rentals	128,031	111,684	130,108	113,868
Transportation and Travel (2)	37,077	37,364	42,783	41,898
Financial System Services	56,494	51,514	63,230	56,720
Security Services (2)	123,524	128,764	123,770	129,483
Asset Maintenance and Upkeep	46,359	38,326	47,001	39,042
Water, Electricity and Gas	41,899	37,329	42,318	37,817
Materials	25,269	14,495	25,682	15,348
Others	56,330	60,255	60,118	63,852
Total	2,521,703	2,374,316	2,629,898	2,482,716
(1) Includes goodwill amortization of R$775,875 (March 31, 2010 - R$775,874) in the Bank and R$813,708 (March 31, 2010 - R$810,578) in the Consolidated (Note 17).
(2) It was made to reclassify the cost of transporting currency and pouches, from 2010 to the line of Surveillance and Security for better presentation.

29. Tax Expenses

		Bank		Consolidated
	March 31, 2011	March 31, 2010	March 31, 2011	March 31, 2010
Cofins (Contribution for Social Security Financing)	330,044	267,450	383,962	309,822
ISS (Tax on Services)	97,135	72,928	112,635	85,292
PIS/Pasep (Tax on Revenue)	53,632	43,461	62,639	50,943
Others	121,058	52,563	139,657	64,575
Total	601,869	436,402	698,893	510,632

30. Other Operating Income

		Bank		Consolidated
	March 31, 2011	March 31, 2010	March 31, 2011	March 31, 2010
Monetary Adjustment of Escrow Deposits	87,007	62,277	102,098	70,808
Recovery of Charges and Expenses	118,252	61,606	69,387	61,712
Reversal of Operating Accruals
Tax (Note 22.c)	-	-	195	-
Labor (Note 22.c)	-	-	84	1,537
Civil (Note 22.c)	-	-	666	317
Others	49,965	299,857	56,074	372,456
Monetary Variation	86	8,113	122	8,160
Dividends and Bonuses	99,332	39,061	1,937	3,806
Others	26,561	42,258	37,241	89,588
Total	381,203	513,172	267,804	608,384

31. Other Operating Expenses

		Bank		Consolidated
	March 31, 2011	March 31, 2010	March 31, 2011	March 31, 2010
Operating Accruals
Labor (Note 22.c)	304,554	157,620	314,535	158,249
Civil (Note 22.c)	26,838	187,116	43,288	197,494
Tax (Note 22.c)	23,743	43,916	31,483	41,542
Other (1)	170,220	116,079	205,011	167,992
Credit Cards	175,070	96,047	175,070	96,047
Actuarial Losses - Pension Plan (Note 34.a)	44,442	44,478	44,442	44,478
Monetary Losses	15,455	35	17,485	2,443
Legal Fees and Costs	9,690	13,113	11,133	13,362
Serasa/SPC (Credit Reporting Agency)	14,825	15,017	17,386	17,419
Interest on Sale of the Right to Receipt Future Flows of Payment Orders from Abroad (2)	(23,604)	44,830	(23,604)	44,830
Impairment Valuation	1,100	1,571	1,100	947
Brokerage Fees	10,521	9,648	10,526	9,648
Commissions	6,218	7,943	10,614	5,738
IOF (Taxes on Banking Transactions)	2,586	3,327	2,586	3,336
Miscellaneous Expenses Losses	75,568	27,833	79,357	33,013
Others	136,745	124,637	179,662	167,644
Total	993,971	893,210	1,120,074	1,004,182
(1) Includes accrued expenses related to the operating and commercial integration of the activities of Banco Real.
(2) In 2011, includes income of Brazilian Real's exchange variation amounting R$34,405.

32. Nonoperating Result

		Bank		Consolidated
	March 31, 2011	March 31, 2010	March 31, 2011	March 31, 2010
Result on Sale of Investments	28,125	62,302	29,100	62,494
Result on Sale of Other Assets	668	178,537	914	178,514
Reversal (Recognition) of Allowance for Losses on Other Assets	1,819	(7,078)	1,844	(7,116)
Expense on Assets Not in Use	(2,796)	(8,510)	(3,110)	(8,567)
Gain (Losses) of Capital	(1,115)	15,651	8	16,535
Other Income (Expenses)	14,276	11,856	14,731	14,011
Total	40,977	252,758	43,487	255,871

33. Income Tax and Social Contribution

		Bank		Consolidated
	March 31, 2011	March 31, 2010	March 31, 2011	March 31, 2010
Income Before Taxes on Income and Profit Sharing	1,375,157	1,116,964	1,667,831	1,473,586
Profit Sharing	(295,432)	(221,225)	(312,841)	(241,719)
Interest on Capital	(600,000)	(400,000)	(600,000)	(400,000)
Unrealized Profits	-	-	379	1,008
Income Before Taxes	479,725	495,739	755,369	832,875
Total Income and Social Contribution Tax at the Rates of 25% and 15%, Respectively	(191,890)	(198,296)	(302,147)	(333,150)
Equity in Subsidiaries	159,454	201,999	428	162
Nondeductible Expenses, Net of Non-Taxable Income	22,243	4,098	27,164	2,926
Exchange Variation - Foreign Branches	(134,128)	47,379	(134,128)	47,379
Effect of Income and Social Contribution Taxes on Prior Year's Temporary Differences	45,494	63,651	45,520	65,997
Effects of Change in Rate of 9% (1)	12,507	(20,827)	23,775	(6,411)
Other Adjustments	19,935	19,881	15,562	20,047
Income and social contribution taxes	(66,385)	117,885	(323,826)	(203,050)

1) Provisional Act 413 was issued on January 3, 2008 (converted into Law 11,727/2008), which established, among other provisions, an increase in social contribution on net income (CSLL) from 9 to 15 percent for financial institutions and insurance and capitalization entities. The Provisional Act became effective on May 1, 2008. For the other companies the social contribution tax rate is 9%.

34. Employee Benefit Plans - Post-Employment Benefits

a) Supplemental Pension Plan

Banco Santander and its subsidiaries sponsor the closed private pension, private pension and welfare plans, with the purpose of granting pensions additional to that provided by Social Security, as defined in the basic rules of each plan.

I) Banesprev - Fundo Banespa de Seguridade Social (Banesprev)

Plan I: defined benefit plan fully defrayed by the Banco Santander, covers employees hired on or after May 22, 1975 called Participants Recipients, and those hired by May 22, 1975 called Participants Aggregates, who are also entitled to death benefits.

Plan II: defined benefit plan effective July 27, 1994, when the new text of the Statutes and Basic Regulations of Plan II came into effect, Plan I participants who opted for the new plan began contributing 44.9% of the funding rate established by the actuary for each period.

Plan V: defined benefit plan fully defrayed by the Banco Santander, covers employees hired on or after May 22, 1975.

Supplemental Pension Plan: defined benefit plan was created in view of the privatization of Banespa and is managed by Banesprev. This Plan, effective January 1, 2000, is provided only to employees hired until May 22, 1975.

Plan III: defined benefit plan covers employees hired on or after May 22, 1975, previously enrolled in Plans I and II. In this plan, contributions are made by both the sponsor and participants.

Plan IV: defined benefit plan covers employees hired on or after November 27, 2000, in which the sponsor contributes only to risk benefits and administrative costs.

II) Sanprev - Santander Associação de Previdência (Sanprev)

Plan I: was established on September 27, 1979 as a defined benefit plan for employees of plan sponsors, and has been in the process of discontinuance since July 1, 1996.

Plan II: provides a risk coverage, temporary supplemental pension, disability retirement, lump-sum death benefit, supplemental sick pay and birth grant, for employees of plan sponsors and is funded exclusively by the sponsors through monthly contributions corresponding to 1.16% of the total payroll, structured as a defined benefit plan. Monthly contributions are apportioned as follows: 0.28% for risk benefits and 0.88% for the administrative program.

Plan III: provides period-certain annuity and monthly life annuity for employees of contributing sponsors and is structured as a defined contribution plan, whereby contributions are freely made by participants starting at 2% of the contribution salary.

III) Bandeprev - Bandepe Previdência Social (Bandeprev)

Defined benefit plan, sponsored by Banco Bandepe and Banco Santander, managed by Bandeprev. The plans are divided into basic plan and special retirement supplement plan, with different eligibility requirements, contributions and benefits by subgroups of participants. Both plans are closed to new entrants.

IV) Other Plans

SantanderPrevi - Sociedade de Previdência Privada (SantanderPrevi):  defined contribution plan, which was redesigned since June 2009, with shared contribution between employee and company. SantanderPrevi is a private pension entity engaged in providing social security benefit plans which are supplementary to the government social security plan, in accordance with prevailing legislation. After approval of the Board and the Sponsors' Meeting, held on January 12, 2010, was approved the change in the name of HolandaPrevi - Sociedade de Previdência Privada to SantanderPrevi - Sociedade de Previdência Privada, whose case was approved on July 7, 2010 by the National Superintendency of Pension Funds (Previc).

Fundação América do Sul de Assistência e Seguridade Social (Fasass): In July, 2009, after the approval of the Supplementary Pension Plan Secretariat (SPC), the individual reserves of defined benefit and variable contribution private pension plans, under the responsibility of Fasass, were transferred to the private pension plan company which is not a member of the Santander Group. The purpose of this operation is to offer to the assisted members and beneficiaries the option of receiving a benefit equivalent to that of the PGBL (pension plan similar to a life insurance), in view of the cancellation of the sponsorship by the Bank, approved by SPC on February 27, 2009. For the members who joined the new plans (PGBLs), Banco Santander transferred R$26,963, to form the Mathematical Reserve for Benefits Granted.

Previban - Previdência Privada Paraiban (Previban): In March de 2009, the withdrawal of Previban sponsoring was completed with the settlement of R$213 in actuarial obligations.

Banco Santander and subsidiary companies are the sponsor of the welfare plans, supplemental retirement plan and of pension plans for associated employees, structured as defined benefit plans.

Determination of Liabilities (Assets) Net Actuarial

				March 31, 2011
		Sanprev	Other
	Banesprev	Plans I and II	Plans	Bandeprev
Reconciliation of Assets and Liabilities
Present value of Actuarial Obligations	13,698,562	76,656	331,996	948,720
Fair Value of Plan Assets	(12,792,550)	(147,714)	(2,491)	(1,247,908)
Adjustments for Allowed Deferrals (Not recognized):
Actuarial Losses and Others Allowed Deferrals	(867,314)	-	(139,384)	-
Actuarial Gains	454,616	21,219	-	113,177
Value Unrecognized as Asset	159,176	49,839	-	186,011
Net Actuarial Liability (Asset) at December 31, 2010	652,490	-	190,121	-
Payments Made	(22,602)	-	(9,063)	-
Expenses Recorded	30,809	-	13,633	-
Net Actuarial Liability Provisioned at March 31, 2011	660,697	-	194,691	-

The appropriate values related to defined contribution plans totaled R$443 in Bank a and R$1,915 in Consolidated.

Actuarial Assumptions Adopted in Calculations

Nominal discount rate for actuarial obligation:
- Banesprev, Sanprev, SantanderPrevi, Bandeprev and Other Plans - 10.7%.

Expected rate of return on plan assets:
- Banesprev - Plan I - 11.3%.
- Banesprev - Plan II - 11.1%.
- Banesprev - Plan III - 11.3%.
- Banesprev - Plan IV - 12.2%.
- Banesprev - Supplementary retirement and pension plan - 11.4%.
- Banesprev - Plan V - 11.0%.
- Sanprev - 11.1%.
- Bandeprev - 11.0%.
- SantanderPrevi - 10.8%.
- Other Plans: null - the plan does not have assets.

Estimated long-term inflation rate:
- Banesprev, Sanprev, SantanderPrevi, Bandeprev and Other Plans - 4.4%.

Estimated salary increase rate:
- Banesprev, Sanprev, SantanderPrevi, Bandeprev Basic and Other Plans - 4.9%.

b) Health and Dental Care Plan

Cabesp - Caixa Beneficente dos Funcionários do Banco do Estado de São Paulo S.A: entity that covers health and dental care expenses of employees hired until Banespa privatization in 2000.

SantanderPrevi’s Retirees: retirees’ health care plan is a lifetime benefit and receives a subsidy of 30% of the basic plan cost from the sponsor, payable only to beneficiaries entitled to the benefits through December 31, 2002. Costing is made directly by the sponsor.

Former Employees of Banco Real (Retiree by Circulares): The health care plan of the former employees of Banco Real is a lifetime benefit and receives a subsidy of 90% of the basic plan cost from the sponsor.

Bandeprev’s Retirees: health care plan of Bandeprev’s pension plan beneficiaries is a lifetime benefit, for which the Banco Santander is responsible for defraying 50% of the benefits of employees retired before the date the sponsor Banco Bandepe was privatized and 30% of the benefits of employees retired after privatization.

Officer with Lifetime Benefits (Lifetime Officers): lifetime health care benefit granted to former officers of Banco Sudameris Brasil S.A. who held an officer position at Banco Sudameris Brasil S.A. for a period of 10 years or more (closed group).

Life Insurance for Banco Real’s Retirees (Life Insurance): life insurance policy for former employees of Banco Real. Upon the death of the beneficiary, his/her dependent receives a lump-sum death benefit and, upon the death of the beneficiary’s spouse, the beneficiary receives 50% of such amount. Banco Santander subsidizes 45% of the total premium (closed group).

Free clinic: a lifetime plan offered to the retirees who have contributed to Fundação Sudameris for at least 25 years and is funded by the users. The plan is offered only for hospitalization in wards.

Plasas: voluntary health plan, created on July 1, 1989, supplementary to the health care plan and only for cases of hospitalization. It includes a reserve made up by participants’ and Fasass’ contributions, which are suspended since August 1999. The Plan is closed to new entrants since July 1999.

Additionally, it is assured to retired employees, since they meet to certain legal requirements and full pays their respective contributions, the right to be maintaining as a beneficiary of the Banco Santander health plan, in the same conditions for healthcare coverage, taken place during their employment contract. The Banco Santander’s provisions related to this retired employees are accrued using actuarial calculations based in the present value of the current cost.

						March 31, 2011
					Cabesp	Other Plans
Reconciliation of Assets and Liabilities
Present value of Actuarial Obligations					3,928,315	342,329
Fair Value of Plan Assets					(4,018,263)	(108,799)
Adjustments for Allowed Deferrals (Not Recognized):
Actuarial Losses and Others Allowed Deferrals					-	(10,099)
Actuarial Gains					-	29,591
Value Unrecognized as Asset					89,948	90,055
Net Actuarial Liability (Asset) at December 31, 2010 (1) (2)					-	343,077
Payments Made					-	(8,296)
Expenses Recorded					-	8,759
Actual Return on Plan Assets					-	2,877
Net Actuarial Liability (Asset) at March 31, 2011					-	346,417
(1) The surplus shown was not considered in the financial statements.
(2) Adjusted for comparison purposes as required by Resolution CVM 600/2009.

c) Share-Based Compensation

Banco Santander has two long-term compensation plans linked to the market price of the shares – the Global Program and the Local Program. The members of the Executive Board of Banco Santander are eligible for these plans, besides the members selected by the Board of Directors and informed to the Human Resources, which selection may fall according to the seniority of the group. For the Board of Directors members in order to be eligible, it is necessary to exercise Executive Board functions.

c.1) Local Program

The Extraordinary Shareholders’ Meeting of Banco Santander held on February 3, 2010 approved the Share-Based Compensation Program - Units of Banco Santander (Local Plan), consisting of two independent plans: Stock Option Plan for Share Deposit Certificates -  Units (SOP) and Long-Term Incentive Plan - Investment in Share Deposit Certificates - Units (PSP). The characteristic of each plan are:

SOP Plan: It is a three-year Stock Option Plan by which new shares of the Banco Santander are issued, as a manner of retaining the officers’ commitment to long-term results. The period for exercising the options starts on June 30, 2012 and is two years longer than the vesting period. The volume equivalent to 1/3 of the Units resulting from the exercise of options cannot be sold by the participant during a period of one year from the exercise date.

PSP Plan: It is a compensation plan based on shares settled in cash, launched in three-years cycles, retaining the executives’ commitment to long-term results. The minimum amount, corresponding to 50% of the compensation settled in cash, should be used by the participant to acquire Units, which cannot be sold during a period of one year from the exercise date.

c.1.1.) SOP Fair Value and Plans Performance Parameters

For accounting of the SOP and PSP plans, an Independent Consultant promoted simulations based on Monte Carlo methodology's, as presented the performance parameters used to calculate the shares to be granted:

Total Shareholder Return (TSR)				Net Income
		% of Exercisable	Probability of			% of Exercisable Shares, Considering
TSR Rank		Shares	Occurrence	Year	the Probability of Occurrence
1 st		50%	0.00%	2009		10.00%
2 nd		35%	0.02%	2010		7.15%
3 rd		25%	95.75%	2011		4.86%
4 th		0%	4.23%	Accumulate		15.03%

For measurement of the fair value of the options in the plans, the following premises were made based on the binomial method:

Volatility						57.37%
Rate of Dividends - SOP Plan						5.43%
Vesting Period - SOP Plan						2.72 years
Average exercise time - SOP Plan						3,72 years
Risk-Free Rate - SOP Plan						11.18%
Probability of Occurrence for SOP and PSP						60.93%
Fair value of the shares - SOP Plan						R$7.19
Average price of shares SANB11 in the 15 previous days to March 31, 2011 - PSP Plan						R$19.82

On March 31, 2011, pro-rata day expenses amounting R$9,901 in the Bank and R$10,359 (March 31, 2010 - R$1,012)in the Consolidated relating to the SOP plan and R$10,597 in the Bank and R$11,146 (March 31, 2010 - R$4,047) in the Consolidated relating to the PSP plan. It was also recorded in the period a gain with the oscillation of the market value of the share of the PSP Plan in the amount ofr R$1,968 in the Bank and Consolidated R$2,071 as Personnel Expenses.

			Date of		Date of	Date of
	Number of	Exercise Price	Concession	Employees	Commencement	Expiry of Exercise
	Units	In Brazilian Reais	Year	Group	of Exercise Period	Period
Balance on December 31, 2009	-
Granted SOP options	15,500,000	23.50	2010	Executives	Feb/03/2010	Jun/30/2014
Granted PSP options	1,471,475	-	2010	Executives	Feb/03/2010	Jun/30/2012
Cancelled SOP options	(2,877,141)	23.50	2010	Executives	Feb/03/2010	Jun/30/2014
Cancelled PSP options	(179,802)	-	2010	Executives	Feb/03/2010	Jun/30/2012
Balance on December 31, 2010	13,914,532
Cancelled options (Pl 112 - PSP)	(25,906)	-	2010	Executives	Feb/03/2010	Jun/30/2012
Cancelled options (Pl 112 - SOP)	(473,280)	23.50	2010	Executives	Feb/03/2010	Jun/30/2014
Cancelled options (Pl 113 - PSP)	1,498,700	-	2011	Executives	Feb/03/2010	Jun/30/2013
Cancelled options (Pl 113 - PSP)	(31,881)	-	2011	Executives	Feb/03/2010	Jun/30/2013
Balance on March 31, 2010	14,882,165
P112 - SOP	12,149,579	23.50	2010	Executives	Feb/03/2010	Jun/30/2014
P113 - PSP	1,265,767	-	2010	Executives	Feb/03/2010	Jun/30/2012
P113 - PSP	1,466,819	-	2011	Executives	Feb/03/2010	Jun/30/2013
Total	14,882,165

c.2) Global Program

(i) Plan I-06

In 2004, Banco Santander created a long-term incentive plan for its executives (I06), linked to the attainment of two goals related to the controlling stockholder’s shares: appreciation of share price and growth of earnings per share. The conditions to receive the income were met and the variable compensation was paid from January 15, 2008 to January 15, 2009, at the price of €9.09 per stock option.

(ii) Long-term Incentive Policy

The meeting of the Board of Directors’ of Santander Spain, held on March 26, 2008, approved the long-term incentive policy intended for the executives of Banco Santander Spain and the Santander Group companies (except Banco Español de Crédito, S.A. - Banesto). This policy provides for compensation tied to the performance of the stock of Santander Spain, as established in the Annual Stockholders’ Meeting.

Among the plans of Banco Santander Spain, Conglomerate Santander's executives in Brazil already participate in the Stock Plan Tied to Goals: multiyear plan paid in shares of Banco Santander Spain. This plan’s beneficiaries are the Executive Officers and other members of Top Management, as well as any other group of executives appointed by the Executive Board or the Executive Committee.

This plan involves three-years cycles for the delivery of shares to the beneficiaries, so that each cycle is started within a year, and starting 2009, ends in the following year. The purpose is to establish an appropriate sequence between the end of the incentive program, tied to the previous plan, I-06, and the successive cycles of this plan. Accordingly, the first two cycles started in July 2007, with the first cycle lasting two years (Plan I09) and the other cycles lasting three years, on average (Plan I10/ Plan I11/ Plan I12 and Plan I13).

A maximum number of shares in each cycle is established for each beneficiary that continued to work in the Santander Spain Group during the plan. The goals whose attainment determine the number of shares granted, are defined by comparing the Santander Spain Group’s performance with the Benchmark Group’s performance (financial institutions) and are related to two parameters: RTA and Earnings/Benefit per Share (BPA) growth.

Each of these parameters has a weight of 50% in the determination of the percentage of shares to be granted. The number of shares to be granted is determined in each cycle by the goal attainment level on the third anniversary of the start of each cycle (except the first cycle, for which the second anniversary will be considered).

For the 4th cycle, only one performance parameter ought to be considered, which has 100% weigh in the distributed shares calculations: the Group´s TSR.

c.2.1) Global Plan Fair Value

It was assumed that the beneficiaries will not leave the Banco Santander’s employ during the term of each plan.The fair value of the 50% linked to the Banco Santander’s relative TSR position was calculated, on the grant date, on the basis of the report provided by external valuators whose assessment was carried out using a Monte Carlo valuation model, performing 10 thousands simulations to determine the TSR of each of the companies in the Benchmark Group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

		Plan I09	Plan I10	Plan I11	Plan I12	Plan I13
Expected volatility (*)		16.25%	15.67%	19.31%	42.36%	49.64%
Annual dividend yield based on last five years		3.23%	3.24%	3.47%	4.88%	6.33%
Risk-free interest rate (Treasury Bond yield –zero coupon) over the period of the plan		4.47%	4.50%	4.84%	2.04%	3.33%

(*) Calculated on the basis of historical volatility over the corresponding period (two or three years).

In view of the high correlation between TSR and EPS, it was considered feasible to extrapolate that (in a high percentage of cases) the TSR value is also valid for EPS. Therefore, it was initially determined that the fair value of the portion of the plans linked to the Bank’s relative EPS position, i.e. of the remaining 50% of the options granted, was the same as that of the 50% corresponding to the TSR. Since this valuation refers to a non-market condition, it is reviewed and adjusted on a yearly basis.

		Euros			Date of	Date of
	Number of	Exercise	Concession	Employees	Commencement	Expiry of Exercise
	Shares	Price	Year	Group	of Exercise Period	Period
Balance on December 31, 2007	7,996,687
Exercised Options (Plan I06)	(4,657,550)	9.09	-	Executives	Jan-15-08	Jan-15-09
Granted Options (Plan I11)	2,311,231	-	2008	Executives	Jun-21-08	Jul-31-11
Balance on December 31, 2008	5,650,368
Cancelled Options (Plan I06)	(1,261,450)	9.09	-	Executives	Jan-15-08	Jan-15-09
Exercised Options (Plan I09)	(681,767)	-	2007	Executives	Jun-23-07	Jul-31-09
Cancelled Options (Plan I09)	(152,565)	-	2007	Executives	Jun-23-07	Jul-31-09
Granted Options (Plan I12)	455,008	-	2009	Executives	Jun19-09	Jul-31-12
Balance on December 31, 2009	4,009,594
Exercised Options (Plan I10)	(1,161,014)	-	2007	Executives	Jun-23-07	Jul-31-10
Cancelled Options (Plan I10)	(82,341)	-	2007	Executives	Jun-23-07	Jul-31-10
Granted Options (Plan I12)	86,198	-	2009	Executives	Jun-19-09	Jul-31-12
Granted Options (Plan I13)	597,811	-	2010	Executives	Jul-1-10	Jul-31-13
Balance on December 31, 2010	3,450,248
Plan I11	2,311,231	-	2008	Executives	Jun-21-08	Jul-31-11
Plan I12	541,206	-	2009	Executives	Jun-19-09	Jul-31-12
Plan I13	597,811	-	2010	Executives	Jul-1-10	Jul-31-13
Total	3,450,248

On March 31, 2011, pro-rata expenses were registered in the amount of R$3,639 (March 31, 2010 - R$3,919) in the Bank and R$3,807 (March 31, 2010 - R$4,063) in the Consolidated, related to the costs of the cycles of the Global Program.

d) Share-Based Bonus

The Ordinary General Meeting of Shareholders of Banco Santander Spain, June 11, 2010, approved the new policy on executive compensation through the payment plan referenced in bonus shares to the Group companies, including Banco Santander in Brazil. This new policy, with adjustments applicable to Santander in Brazil, received a favorable recommendation of the Nominations and Compensation Committee on February 1, 2011, and was approved by the Board at its meeting on February 2, 2011.

The plan's objectives are: (i) to align the compensation program with the principles of the “Financial Stability Board” (FSB) agreed upon at the G20; (ii) to align Banco Santander’s interests with those of the plan’s participants (to achieve the sustainable and recurring growth and profitability of Banco Santander’s businesses and to recognize the participants’ contributions); (iii) to allow the retention of participants; and (iv) to improve Banco Santander’s performance  and defend the interests of shareholders through a long-term commitment.

The purpose of the plan is the cash payment of part of the variable compensation owed by Banco Santander to the plan’s participants pursuant to the bank’s compensation policy, based on the future performance of the bank’s shares.

The payment of share-based bonus is within the limits of the overall management compensation approved by Banco Santander's Annual Shareholders' Meeting.

The total number of shares on which the compensation plan is based will be settled in three installments and equally allocated to each of the three fiscal years following the reference year.

The plan will not lead to a dilution of Banco Santander’s capital stock, as participants will not be shareholders of the bank, nor will they be entitled to any other rights or privileges enjoyed by said shareholders.

In the period ended on March 31, 2011, were not recorded expenses referring to the provision for Share-Based Bonus. Gain was recorded with the oscillation of the market value of the share of the plan of R$2,883 in the Bank R$3,086 in the Consolidated as Personnel Expenses.

35. Risk Management Structure

Banco Santander operates according to risk policies, aligned with the local and global objectives, taking into consideration the guidance of the Board of Directors and in compliance with Bacen regulations and good international practices, to hedge capital and ensure the profitability of business. When conducting its business, Conglomerate Santander is mainly exposed to the following risks:

- Credit risk is the possibility of loss stemming from the total or partial failure of customers or counterparties to meet their financial obligations to Banco Santander. The credit risk management aims to define strategies and set limits, covering the analysis of exposures and trends, as well as the efficiency of the credit policy. The goal is to maintain a minimum return that compensates the estimated risk of default, the client and the portfolio.

- Market risk is the exposure to risk factors such as interest rates, foreign exchange rates, commodity prices, equity prices, and other exposures depending on the type of product, transaction volume, maturity, contract terms and conditions, and underlying volatility. Market risk management uses practices that include measuring and monitoring the use of limits previously set in internal committees, the value at risk of portfolios, the sensitivities to fluctuations in interest rates, foreign exchange exposure, liquidity gaps, among other practices that permit monitoring risks that might impact the portfolio positions in the different marketplaces where the Bank operates.

- Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The Operational Risk Control and Management aim the Banco Santander internal controls environment efficiency, to prevent, mitigate and reduce the losses and events from operational risk and also to maintain the business continuity.

- Compliance risk is the legal risk or regulatory sanctions, financial loss, or damages to the Bank reputation as a result of failure to comply with laws, regulations, codes of conduct and good banking practice. Compliance risk management has a proactive focus on this risk, including monitoring, education, and communication.

- Reputational risk is the exposure arising from negative public opinion, irrespective of whether this opinion is based on facts or merely on public perception. Reputational risk is managed through the involvement of the right business owner with the right clients.

Banco Santander risk management is based on the following principles:

- Independence of Risks function regarding to business;

- Senior management involvement in the decision making process;

- Consensus in the credit decision making between Risk and Business;

- Collective decisions by decisions-taking bodies, including decisions at the branch network level, aiming to stimulate the diversity of opinions and to prevent the individual decisions;

- Use of statistical forecasting tools such as credit scoring, internal ratings and behavior scoring, RORAC (return on risk adjusted capital) VaR (Value at Risk), economic capital, scenario analysis, amongst others;

- Integrated treatment of risk factors in business units and the use of economic capital as a common metric of risk-taking and to the assessment of risk management;

- Focus on a predictable and conservative risk profile, and with low volatility in credit and market risks. This is done: by diversification, limiting the concentration of customers, groups, industries, products and geographies; by reducing the complexity of market operations; by the analysis of Environmental and Social Risks in projects financed by Santander; and, by continuous monitoring to prevent portfolio deterioration.

- Establishment of policies and procedures, included in the Corporate Risk Framework, from which activities and processes are regulated.

Corporate Governance of the Risk Function

The risk committee framework of Banco Santander is set based on corporate risk standards and have the following responsibilities set out in weekly meetings:

- Ensure to the Bank's management that local policies are implemented and followed consistently with existing corporate standards;

- Authorize the local management tools and risk models, as well as be familiar with the results of the internal validation;

- Ensure that Banco Santander´s actions are consistent with the risk tolerance level previously decided by the Santander Spain Group;

- Know, assess and monitor the observations and recommendations periodically formulated by the supervisory authorities in discharging their functions;

- Resolve transactions that are beyond the powers delegated to lower management bodies, as well as the global limits of preclassification of corporate groups or in relation to exposures by classes of risk.

The Executive Risk Committee delegates some of its powers to the other risk committees, which are structured by business line and type and class of risk. The risk function at the Banco Santander is performed through an Executive Risk Unit, which is independent from the business areas from both a hierarchical and a functional standpoint, and reports directly to the President and the Chief Risk Officer of Banco Santander.

The Executive Vice Presidency of Risk is divided into areas that fall into two types:

- Methodology and Control, which adapts policies, methodologies and systems for risk management.

- Risks in Business, which focus on defining management policies for each business.

Credit Risk Management

According to the risk appetite set by the Executive Committee, the function of credit risk and market is to develop policies and strategies for the Management of Credit Risk.

Additionally is responsible for monitoring and control system used in the management of credit and market risks. These systems and procedures are applied to the identification, measurement, control, and mitigation of exposure to credit risk, by individual clients or clients grouped by similarity.

Risk management is specialized according to specific client characteristics:

- Clients under individualized management: includes wholesale banking customers, financial institutions, and certain retail companies. Customers are divided by a Risk analysts which prepare the analysis to the Commitee and is responsable to update the customers development

- Standardized customers: individuals and companies not classified as “Customers under individualized management”, and grouped by similarity. Management of these risks is based on automated decision-making and internal risk assessment models.

Collection of documentation and information necessary for a comprehensive analysis of the risk involved, the identification of the decision-maker, the counterparty, these procedures are applied by the Banco Santander to determine the volumes of guarantees and allowances necessary so that lending transactions are conducted according to existing standards and with the necessary security. Policies, systems and procedures used are reassessed annually to ensure they are consistent with the risk management requirements and current market scenarios.

The credit risk profile assumed by Banco Santander is typified by customer diversification and the large volume of retail transactions. Macroeconomic aspects and market conditions, as well industry, geographical concentration, customer profiling, and economic prospects are also assessed and considered for the appropriate measurement of the credit risk.

a) Rating Models

Banco Santander uses its own internal rating models to measure a customer’s or a transaction’s credit quality. Each rating corresponds to a certain probability of default or nonpayment determined from the historical experience of the institution. Rating models are used for risk admission and monitoring.

Lending transactions are classified into different categories, according to the analysis of economic and financial situation of the client information and other information frequently updated, in addition to meeting financial obligations under agreed conditions. New modes of operation are subject to assessment of credit risk, and the verification and adaptation to the controls.

In consequence, the ratings awarded to customers are periodically reviewed, incorporating new financial information and experiences in the development of the relationship between Santander and the client. The frequency of the reviews increases in the case of customers who reach certain levels in the automated warning systems and in those classified as “special watch”. Santander's proprietary rating tools are also reviewed so that their accuracy can be continuously fine-tuned.

b) Losses and Credit Cost

Periodically Santander estimates its losses related to credit risk and compares them to the actual losses realized.  These analyses are made to keep under control the credit risk and to create exceptions or to renegotiate certain transactions, and/or to increase guarantees required when necessary.   .

To enhance the use of admission and rating models, Santander uses other measures to support the prudent and effective management of credit risks, based on the observed loss. The cost of credit is mainly measured by performance indicators such as the variation in the provision for credit losses, nonperforming loans in the process of recovery and net credits written off as losses.

Risk management reports are presented to the senior management of Santander to certify the alignment amongst results, policies and strategies. Tests and simulations are used  to assess the need to adjust previously set policies and limits.

All information on the risk management structure and procedures is maintained at Banco Santander available to Bacen and other regulators. Also, to ensure transparency of information, information is made publicly available, on a quarterly basis, in our financial statements.

c) Credit Risk Cycle

The risk control function obtains an overall vision of the credit portfolio throughout the different risk cycle stages to supplement the management process, using a sufficient level of detail to allow assessing the current risk status and possible changes. The process begins at senior management level, through the Board of Directors and the Risk Committee, which approves the risk policies and procedures, and the limits and delegations of powers, and approves and supervises the scope of action of the risk function.

The risk management process consists of identifying, measuring, analyzing, controlling, negotiating and making decisions on the risks incurred in the our businesses. This risk cycle has three distinct stages:

 (i) Presale: this phase includes the risk planning and target setting processes (aligned to Santander’s risk appetite), approval of new products, risk analysis and credit rating process, and limit structure setting;

(ii) Sale: this is the decision-making phase for both pre-classified and specific transactions; and

(iii) Post-sale: this phase comprises the risk monitoring, measurement and control processes and the recovery process.

Risk Limit Planning and Setting

Risk limit setting is a process that identifies Santander´s interest in a particular client, deal or portfolio, by the assessment of business proposals and current risk positions. This process is set in the global risk limit plan, a comprehensive document that establishes the basis for an integrated risk management of the balance sheet and the inherent risks.

Risk limits are based on two basic structures: Customers/ segments and Products.

For individualized risks, customers represent the most basic unit, for which individual limits are established (pre-classification).

For large corporate groups risk limits are set based on a pre-classification model on the basis of the economic capital allocated.

For other groups of companies, we use a simplified version of this model that establishes limits on maximum nominal amounts, per term. For this group of clients limit setting is done mainly through automatic models based on behavior and client scoring.

Risk Analysis

Risk analysis is a prerequisite for the approval of loans to customers, and the analysis consists of examining the counterparty’s ability to meet its contractual obligations, analyzing the customer’s credit quality, its outstanding exposure, and its solvency, the sustainability of its business and the risk / return profile of its project.

The analysis is done in a pre-established frequency or every time a new customer or transaction requires. In addition, a client´s credit rating is examined and reviewed whenever a warning signals are triggered or an event affecting the counterparty/transaction occurs.

Transaction Decision-making

The purpose of the transaction decision-making process is to analyze transactions and adopt resolutions thereon, taking into account the risk appetite and any transaction elements that is important in achieving a balance between risk and return.

Santander uses, but not limited to, the RORAC (return on risk-adjusted capital) methodology for risk analysis and pricing in the decision-making process on transactions and deals.

Risk Monitoring and Control

In addition to the tasks performed by the Internal Audit Division, the Executive Vice-Presidency of Risk has a specific teams monitoring and controlling risk quality. This  is composed of team with specific resources departaments.

These teams are responsible for monitoring risks in order to enable early detection of any incidents that might affect a client, portfolio, transaction, economy, industry or other, and is responsible to propose the adoption of mitigating actions. This is done by customer segment.

For this purpose, a system called “Firms on special surveillance” (FEVE) is used to separate clients on four different categories based on the degree of concern raised by the circumstances observed: Extinguish, Secure, Reduce and Monitor. The inclusion of a client in the FEVE system does not mean that there has been a default event, but rather that it is deemed advisable to adopt a specific policy for this client by assigning a person in charge of monitoring and to set the policy implementation period. Clients classified as FEVE are reviewed at least every six months, or every three months for those classified in the most severe categories. A company is classified as FEVE as a result of the monitoring process itself, a review performed by Internal Audit, a decision made by the account manager responsible for that client or by the triggering of the automatic warning system. A rating review is made at least once a year.

For exposures to standardized customers, the key indicators are monitored in order to detect any variance in the performance of the loan portfolio with respect to the forecasts contained in the credit management programs.

d) Risk Control

Risk control function monitors the overall credit quality of Santander´s portfolios along the various stages of the credit cycle, with a level of detail that permits evaluation of the current situation and the risk of possible future changes.

Any changes in risk exposure are controlled on an ongoing and systematic basis. The impacts of these changes in certain future situations, both of exogenous nature and those arising from strategic decisions, are assessed in order to establish measures that adjust the risk profile and volumes of the loan portfolios to the parameters established by the Executive Committee.

e) Credit Provisions

Santander´s credit provisions follow the Bacen legislation, according to CMN Resolutions 2682/1999, 2697/2000 and Circular Bacen 2899/2000, that determine a minimum provision for each credit transaction rating category (Note 8.e).

f) Capital Base

The Capital management considers the regulatory requirements and economic factors. The goal is to achieve an efficient capital structure in terms of cost and compliance, meeting the regulatory requirements and contributing to reach the goals regarding the classification of rating agencies and investors' expectations. The capital management includes securitization, sale of assets, raising capital through the shares issues, subordinated debt and hybrid instruments. The emergence of economic capital models, aims to address fundamental problems of regulatory capital, as well as models designed primarily to generate risk-sensitive estimates with two objectives: better precision in risk management and allocation of economic capital to various units of Banco Santander.

g) Credit Recovery

The are defined based on analisys which show a higher recovery efficiency. In the early days of delinquency, is adopted a more intensive recovery model, with specific strategies, and with closer internal monitoring. During these early stages we use: call centers, restriction-lists on credit protection bureaus, collection letters, and our sales force at the branches network. All of this is used in order to recover the loan and maintain customer relationship.

In cases of delinquencies exceeding 60 and for larger amounts, we use internal teams specialized in restructuring and credit recovery, with direct management of the delinquent customer. In the case of 60 or more days, but lower values, we use third party collection services, either “friendly” or judicial, depending on the case. These third-parties are compensated based on success.

Tools are used, such as behavioral score, to study the performance in certain groups, in an attempt to reduce costs and increase recoveries. These models attempt to measure the probability of payment adjusting collection efforts, so that customers with low probability of recovery will receive more intense and recurrent actions. In cases of higher probability of payment, the focus is given on maintaining a healthy relationship with these customers. All customers, with overdue amounts or restructured credits, have internal restrictions.

Sales of portfolios of defaulted loans, with a focus on operations in write-off status, occur periodically via auctions, in which are assessed conditions and characteristics of operations for its evaluation, without retention of risk.

h) Other Information

(i) The Banco Santander, in order to properly manage their capital and anticipate future needs from the various phases of the business cycle, makes projections of economic and regulatory capital, based on financial projections (Balance Sheet, Income Statements, etc.) and macroeconomic scenarios estimated by the economic research area.

(ii) The terms and conditions in sales or transfers of defaulted assets are analyzed in order to adequately evaluate risk exposure and profit retention.

(iii) A more detailed description of the Credit Risk Management structure of Santander is available at www.santander.com.br.

36. Supplementary Information - Reconciliation of the Shareholders' Equity and Net Income of the Consolidated

Following the CVM Instruction 485/2010, we present a reconciliation of shareholders’ equity and net income attributed to the parent between Brazilian GAAP and IFRS, for each of the periods presented, below:

		March 31, 2011	December 31, 2010
Shareholders' equity attributed to the parent under Brazilian GAAP (1)		65,167,169	64,850,978
IFRS (2) adjustments, net of taxes, when applicable:
Classification of financial instruments at fair value through profit or loss	d	3,352	(251)
Redesignation of financial instruments to available-for-sale	a	512,178	558,032
Impairment on loans and receivables	b	446,982	220,590
Deferral of financial fees, commissions and inherent costs
under effective interest rate method	e	336,313	300,000
Reversal of goodwill amortization and others	f	7,565,158	6,736,108
Realization on purchase price adjustments	g	613,459	639,520
Share Based Payments	h	31,336	20,976
Others		29,911	29,365
Shareholders' equity attributed to the parent under IFRS		74,705,858	73,355,318
Minority interest under IFRS		10,264	8,076
Shareholders' equity (Including Minority Interest) under IFRS		74,716,122	73,363,394

		March 31, 2011	March 31, 2010
Net income attributed to the parent under Brazilian GAAP (1)		1,012,961	1,014,632
IFRS adjustments, net of taxes, when applicable:
Pension plan discount rate	c	-	(300)
Classification of financial instruments at fair value through profit or loss	d	2,794	(344)
Redesignation of financial instruments to available-for-sale	a	(10,343)	276
Impairment on loans and receivables	b	226,391	(20,996)
Deferral of financial fees, commissions and inherent costs
under effective interest rate method	e	36,313	(3,374)
Reversal of goodwill amortization and others	f	829,050	832,080
Realization on purchase price adjustments	g	(26,061)	(57,308)
Others		(2,406)	(1,651)
Net income attributed to the parent under IFRS		2,068,699	1,763,015
Minority interest under IFRS		2,472	71
Net income (including minority interest) under IFRS		2,071,171	1,763,086
(1) Accounting standard adopted by the Bacen and CVM.
(2) International Financial Reporting Standards.

a) Redesignation of Financial Instruments to Available-for-Sale

Under BRGAAP, the Bank accounts some investments as for example in debt securities at amortized cost and equity instruments at cost. Under IFRS, the Bank has classified these investments as available-for-sale, measuring them at fair value with the changes recognized in consolidated statements of recognized income and expense, under the scope of IAS 39 “Financial Instruments: Recognition and Measurement”.

b) Impairment on Loans and Receivables

Under IFRS, it refers mainly to the adjust of purchase price allocation when the acquisition of Banco Real, following the requirements of IFRS 3 "Business Combinations" and based on estimated losses on such assets, which was established with based on historical loss of impairment and other circumstances known at the time of evaluation, according to the guidance provided by IAS 39 "Financial Instruments: Recognition and Measurement. These criteria differ in certain aspects of the criteria adopted under Brazilian GAAP, which uses certain regulatory limits set by the Bank and does not perform the adjustments of the business combination.

c) Pension Plan Discount Rate

Under BRGAAP, the discount rate used for benefit obligations reflects the nominal interest rate. Under IFRS, in accordance with IAS 19 “Employee Benefits”, the rate used to discount post-employment benefit obligations was determined by reference to market yields at the end of the reporting period on high quality bonds. In 2010, BRGAAP began to adopt CVM Resolution 600/2009 which took effects for years ended after December 2010, which eliminated the asymmetry with the international standard.

d) Classification of Financial Instruments at Fair Value Through Profit or Loss

Under BRGAAP, all loans and receivables and deposits are accounted for at amortized cost. Under IFRS, the Bank designated certain loans and receivables and deposits as “fair value through profit or loss”, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”. Additionally,  certain debt instruments classified as “available for sale” under BRGAAP were designated as “fair value through profit or loss” under IFRS. The Bank has selected such classification basis as it eliminates an accounting mismatch in the recognition of income and expenses.

e) Deferral of Financial Fees, Commissions and Inherent Costs Under Effective Interest Rate Method

Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, financial fees, commissions and inherent costs that are integral part of effective interest rate of financial instruments measured at amortized cost are recognized in profit or loss over the term of the corresponding contracts. Under BRGAAP these fees and expenses are recognizes directly at income when received or paid.

f) Reversal of Goodwill Amortization and Others

Under BRGAAP, goodwill is amortized systematically over a period of up to 10 years and the goodwill recorded is measured annually or whenever there is any indication that the asset may be impaired. Under IFRS, in accordance with IAS 38 “Intangible Assets”, goodwill is not amortized, but instead, is tested for impairment, at least annually, and whenever there is an indication that the goodwill may be impaired; by comparing its recoverable amount with its carrying amount. The goodwill amortization is a permanent difference deductible for taxes matters and therefore there is no record of deferred tax liability.

g) Realization on Purchase Price Adjustments

As part of the purchase price allocation, following the requirements of IFRS 3, the Bank has revalued its assets and liabilities to fair value, including identifiable intangible assets with finite lives. Under BRGAAP, in a business combination, the assets and liabilities are not remeasured to their related fair values. Therefore, this adjustment relates substantially to the following items:

- The amortization related to the value of assets in the loan portfolio in relation to its book value: As the value of the loans were adjusted to fair value, this causes an adjustment to the yield curve of the related loans in comparison to its nominal value, which is offset pro-rata with this adjustment.

- The amortization of the identified intangible assets with finite lives over their estimated useful lives.

h) Share Based Payments

Banco Santander has a local long-term compensation plans linked to payments based in shares. According to IFRS 2, the amount of shares to be paid should be measured at the fair value and accounted in equity, while in BRGAAP it is accounted in "Others Payables - Others".

37. Other Information

a) In the Bank and Consolidated, the co-obligations and risks on guarantees provided on behalf of customers, recorded in memorandum accounts, amounted to R$20,934,491  (December 31, 2010 - R$22,563,112).

b) The total amount of Santander Conglomerate investment funds and assets under management is R$115,394,665 (December 31, 2010 - R$111,338,357), and the total amount of Santander Conglomerate investment funds and assets managed is R$126,022,422 (December 31, 2010 - R$120,903,629) recorded as off balance accounts.

c) In the Bank and Consolidated, the insurance contracted by the Banco Santander effective as of March 31, 2011 and December 31, 2010, with bankers’ blanket insurance, fire, vehicles and other risks coverage, amounts to R$1,349,209 (December 31, 2010 - R$1,349,209) and in bankers’ blanket insurance, an insurance was contracted with coverage value of R$204,423 (December 31, 2010 - R$204,423), and may be used on a standalone basis or jointly provided that it does not exceed the contracted amount.

d) Restricted operations were as follows:

			Bank/Consolidated
	Assets (Liabilities)		Income (Expenses)
	March 31, 2011	December 31, 2010	March 31, 2011	March 31, 2010
Restricted Operations on Assets
Lending Operations	3,665	21,453	471	908
Liabilities - Restricted Operations on Assets
Deposits	(3,665)	(21,453)	(471)	(907)
Net Income			-	1

There are no default operations or court challenges regarding restricted operations on assets or funds raised to be used in these operations.

e) Obligation offset and settlement agreements - CMN Resolution 3,263/2005 – The Banco Santander has an obligation offset and settlement agreement within the ambit of national financial institutions (SFN), entered into with individuals and legal entities which may or may not be members of SFN, resulting in improved assurance of financial settlement, with the parties with which it has this type of agreement. These agreements establish that payment obligations with the Banco Santander, arising from loans and derivative transactions, in case of default of the counterparty, will be offset against payment obligations of the Banco Santander with the counterparty.

f) Other Obligations – The Banco Santander rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criterion and includes the right to opt for renewals and adjustment clauses, classified as operating lease. Total future minimum payments of non-cancelable operating leases as of March 31, 2011 is R$1,455,706, of which R$456,373 up to 1 year, R$920,886 from 1 year to up to 5 years and R$78,447 after 5 years. Additionally, the Banco Santander has contracts for a matures indeterminate, totaling R$2,545 monthly rent corresponding to the contracts with this feature. Payment of operating leases recognized as expenses were R$120,658.

Monthly rental contracts will be adjusted on an annual basis, as per prevailing legislation, at Market General Price Index (IGPM) variation. The lessee is entitled to unilaterally rescind the agreement, at any time, without paying fines, encumbrances or penalties, through a written communication to the lesser upon 30 days prior notice, without prejudice to rent payment and charges due until then.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 28, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Executive Officer

By:	/S/ Carlos Alberto López Galán
Carlos Alberto López Galán Vice-President Executive Officer